FILE No. 823437

Corficolombiana

RECEIVED

2009 APR -2 A 8:24 [redacted]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

09045752

Cali, March 20, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Re.: Submission of Documents pursuant Del Valle SA
Corporación Financiera ~~Colombiana S.A.~~'s
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Announcements published by CFC
   CFC's financial statements as of December 31, 2008 were published on the March 12, 2009 issue of La Republica newspaper, page 7A. Please find attached publication.

2. CFC Bi-annual report, July-December 2008.
   English version of the Assembly Meeting report submitted to the shareholders at the Shareholders General Assembly held last 5th of March 2009.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

4/2

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana

Cali, March 20, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Announcements published by CFC
   CFC's financial statements as of December 31, 2008 were published on the March 12, 2009 issue of La Republica newspaper, page 7A. Please find attached publication.

2. CFC Bi-annual report, July-December 2008.
   English version of the Assembly Meeting report submitted to the shareholders at the Shareholders General Assembly held last 5th of March 2009.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Bloomberg | DÓLAR $2.506,73 ▼ EURO $3.218,29 ▲ IGBC 7.735,41 ▼ PETRÓLEO US$42,33 ▼ CAFÉ US$1,43 ▼ LIBOR 1,92 ▼ PRIME 3,25 ▶



AVENIDA ELDORADO, SIN CICLOVÍA POR TRABAJOS EN LA FASE III

Restricciones vehiculares por obras que empiezan mañana. >14A

ENERGÉTICAS RESPONDEN POR ACCIDENTES. >ASUNTOS LEGALES



GATES, EL MÁS ADINERADO DEL MUNDO, SEGÚN FORBES

Bill Gates, el fundador de Microsoft Corp. >3A

LA REPUBLICA

DIARIO ECONÓMICO, EMPRESARIAL Y FINANCIERO DE COLOMBIA

JUEVES 12 DE MARZO DE 2009 – 3 SECCIONES – 46 PÁGINAS – www.larepublica.com.co – diario@larepublica.com.co – $ 1.500

EN MARCHA

COMERCIO

Demócratas viajan a definir tratados

Panamá, Colombia y Corea del Sur deberán resolver una serie de temas pendientes antes de que el Congreso estadounidense apruebe tratados de libre comercio que están en curso, dijo el legislador demócrata, Sander Levin. Señaló que planea realizar un viaje a estos países para explorar el tema.

INDUSTRIA

Prudencia en planes de la construcción

PIB. Anif ajusta proyección a 0,5 por ciento para 2009

El Minhacienda revisará la meta de crecimiento

Francie Elena Chagüendo
Tatiana Núñez Adárraga
Bogotá

El ministro de Hacienda, Óscar Iván Zuluaga, reconoció ...

y la banca de inversión Barclays hablan de un PIB de 2,5 por ciento y de una contracción de 1,1 por ciento, respectivamente. Anif reconsideró su proyección anual y la pasó de 3,3 por ciento ...

PIB anual
Datos porcentuales



Cobertura del Régimen Subsidiado
Principales departamentos
Miles de personas

Departamento	Población susceptible	Afiliados contratados	Cobertura (porcentaje)
Antioquia	2.740	2.671	97,49
Atlántico	1.268	1.087	85,73
Bogotá D.C.	1.878	1.681	89,51
Bolívar	1.456	1.257	86,31
Boyacá	780	843	100
Cauca	1.035	853	82,38
Cundinamarca	1.177	1.137	96,58
Córdoba	1.394	1.009	72,38
Nariño	1.246	1.133	90,95
Santander	1.026	994	96,92
V. del Cauca	1.832	1.545	84,33

Fuente: Minprotección Gráfico: LR

Corficolombiana

ESTABLECIMIENTOS DE CREDITO - BALANCE GENERAL COMPARATIVO

31 de diciembre y 30 de junio de 2008

(Publicación autorizada por la Superintendencia Financiera)

CIRCULAR EXTERNA 048 DE 2003

(Millones de pesos)

Corfi

ESTABLECIMIENTOS DE CREDITO -

31 de diciembre y

(Publicación autorizada por la

CIRCULAR EXTE

ACTIVO	A:31/12/2008		A: 30/06/2008	
DISPONIBLE		$ 86.339,7		$ 125.906,7
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA		85.428,8		168.026,8
INVERSIONES		2.706.712,7		2.678.410,1
Negociables Títulos de Deuda	235.550,8		240.522,2	
Negociables Títulos Participativos	68.826,9		58.571,5	
Para Mantener Hasta el Vencimiento	0,9		-	
Disponibles Para la Venta en Titulos de Deuda	459.804,4		338.495,5	
Disponibles Para la Venta en Titulos Participativos	1.587.566,3		1.708.612,9	
Derechos de Recompra de Inversiones	363.856,4		445.477,0	
Menos: Provisión	(8.893,0)		(113.269,0)	
ACEPTACIONES Y DERIVATIVOS		(16.394,3)		(11.180,0)
Derivados	(16.394,3)		(11.180,0)	
Derechos	4.745.127,1		5.777.136,1	
Obligaciones	(4.761.521,4)		(5.788.316,1)	
CUENTAS POR COBRAR		30.404,0		47.131,5
Intereses	220,6		326,0	
Comisiones y Honorarios	2.347,2		2.913,7	
Pago por Cuenta de Clientes Comercial	0,7		3,4	
Otras	29.807,6		45.835,6	
Menos: Provisión	(1.972,1)		(1.947,2)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO		5.454,7		5.230,7
Bienes Recibidos en Pago Diferentes a Vivienda	25.133,4		25.491,1	
Bienes no Utilizados en el Objeto Social	585,9		585,9	
Menos: Provisión	(20.264,6)		(20.846,3)	
PROPIEDADES Y EQUIPO, NETO		9.715,8		9.933,3
Terrenos, Edificios y Construcciones en Curso	14.144,7		14.129,6	
Equipo, Muebles y Enseres de Oficina	8.744,2		8.823,7	
Equipo de Computación	9.227,2		9.081,2	
Otras	1.179,3		1.080,7	
Menos: Depreciación Acumulada	(23.579,6)		(23.181,9)	
OTROS ACTIVOS		76.676,7		53.280,6
Aportes Permanentes	98,2		98,2	
Gastos Anticipados y Cargos Diferidos	2.816,9		3.439,4	
Otros	96.614,4		71.137,3	
Menos: Provisión	(22.852,8)		(21.394,3)	
VALORIZACIONES		460.209,4		430.452,1
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Minima Bursatilidad o sin Cotizacion en Bolsa	433.702,0		403.948,2	
Propiedades y Equipo	26.507,4		26.503,9	
DESVALORIZACIONES		(13.633,2)		(38.092,9)
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Minima Bursatilidad o sin Cotizacion en Bolsa				
TOTAL ACTIVO		$ 3.430.914,3		$ 3.469.098,9

:olombiana

3ALANCE GENERAL COMPARATIVO
0 de junio de 2008

uperintendencia Financiera)
1A 048 DE 2003

(Millones de pesos)

PASIVO Y PATRIMONIO	A:31/12/2008		A: 30/06/2008	
DEPOSITOS Y EXIGIBILIDADES		$ 1.055.008,9		$ 1.045.851,8
Certificados de Depósito a Término	801.849,0		798.403,6	
Depósitos de Ahorro	205.908,7		242.320,2	
Otros	47.251,2		5.128,0	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA		350.644,4		435.423,7
CUENTAS POR PAGAR		63.938,5		76.029,1
Intereses	15.052,6		18.625,8	
Comisiones y Honorarios	-		3,5	
Dividendos y Excedentes	43.291,8		35.620,2	
Otras	5.594,1		21.779,6	
OTROS PASIVOS		4.182,8		8.195,4
Obligaciones Laborales Consolidadas	1.849,9		1.944,0	
Ingresos Anticipados y Abonos Diferidos	1.053,6		4.992,3	
Pensiones de Jubilación	1.279,3		1.259,1	
PASIVOS ESTIMADOS Y PROVISIONES		4.039,1		8.958,9
Obligaciones Laborales	1.256,3		813,1	
Impuestos	101,2		4.830,6	
Otros	2.681,6		3.315,2	
TOTAL PASIVO		1.477.813,7		1.574.458,9
PATRIMONIO		1.953.100,6		1.894.640,0
CAPITAL SOCIAL		1.701,6		1.683,4
Dividido en 170.161.992 Acciones de Valor Nominal de $ 10.oo c/u				
RESERVAS		1.169.814,7		1.168.009,8
Reserva Legal	641.627,2		617.134,5	
Reservas Estatutarias y Ocasionales	528.187,5		550.875,3	
SUPERAVIT o DEFICIT		654.118,2		627.635,3
Ganacias o Pérdidas No Realizadas en Inversiones Disponibles Para la Venta	207.542,0		235.276,1	
Valorizaciones	460.209,4		430.452,1	
Desvalorizaciones	(13.633,2)		(38.092,9)	
UTILIDAD DEL EJERCICIO		127.466,1		97.311,5
TOTAL PASIVO Y PATRIMONIO		$ 3.430.914,3		$ 3.469.098,9

CUENTAS CONTINGENTES Y DE ORDEN

CUENTAS CONTINGENTES ACREEDORAS POR CONTRA	$ 345.665,8	192.261,5
CUENTAS CONTINGENTES DEUDORAS	853.078,6	433.387,9
CUENTAS DE ORDEN DEUDORAS	5.122.272,5	7.821.005,7
CUENTAS DE ORDEN ACREEDORAS POR CONTRA	2.776.802,4	5.456.212,9
TOTAL CUENTAS CONTINGENTES Y DE ORDEN	$ 9.097.819,3	$ 13.902.868,0

CUENTAS CONTINGENTES ACREEDORAS		$ 345.665,8		$ 192.261,5
Avales y Garantías	107.005,1		79.118,6	
Otras Contingencias	238.660,7		113.142,9	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA		853.078,6		433.387,9
CUENTAS DE ORDEN DEUDORAS POR CONTRA		5.122.272,5		7.821.005,7
CUENTAS DE ORDEN ACREEDORAS		2.776.802,4		5.456.212,9
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 9.097.819,3		$ 13.902.868,0
UTILIDAD POR ACCION (En Pesos)		$ 753,12		$ 583,31

ESTABLECIMIENTOS DE CREDITO
ESTADO DE RESULTADOS COMPARATIVO

	PERIODOS COMPRENDIDOS DEL 01-07-2008 AL 31-12-2008		PERIODOS COMPRENDIDOS DEL 01-01-2008 AL 30-06-2008	
INGRESOS OPERACIONALES DIRECTOS		$ 966.559,1		$ 817.204,0
Intereses	11.848,8		8.604,3	
Utilidad en Valoracion Inv. Neg Títulos de Deuda	18.926,4		7.136,6	
Utilidad en Valoracion Inv. Neg Títulos Participativos	1.576,5		6.620,3	
Utilidad en Valoracion Inv. Para Mantener Hasta el Vcto.	2.522,2		3.778,0	
Utilidad en Valoracion Inv. Disponibles para la venta Tít Deuda	33.500,6		37.034,8	
Ganancia Realizada en Inv. Disponibles Para la Venta	1.096,5		26,2	
Comisiones y Honorarios	3.619,4		6.222,8	
Utilidad en Valoración de Derivados	551.820,4		610.047,5	
Utilidad en Valoración de Operaciones de Contado	3.936,3		4.264,8	
Cambios	311.146,5		129.803,6	
Utilidad en Venta de Inversiones	26.565,5		3.665,1	
GASTOS OPERACIONALES DIRECTOS		923.067,8		806.686,3
Intereses	79.177,1		70.983,4	
Pérdida Realizada en Inv. Disponibles para la Vta.	375,3		-	
Comisiones	1.912,1		3.972,0	
Pérdida en Valoración de Derivados	548.114,8		579.167,3	
Cambios	283.975,5		144.817,4	
Perdida en Venta de Inversiones	4.575,5		2.695,1	
Perdida en Valoración de Operaciones de Contado	4.937,5		5.051,1	
RESULTADO OPERACIONAL DIRECTO		43.491,3		10.517,7
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		79.885,5		54.510,6
INGRESOS OPERACIONALES		121.917,8		98.990,3
Dividendos y Participaciones	112.724,8		93.593,4	
Otros	9.193,0		5.396,9	
GASTOS OPERACIONALES		42.032,3		44.479,7
Gastos de Personal	12.408,4		13.076,0	
Otros	29.623,9		31.403,7	

	PERIODOS COMPRENDIDOS DEL 01-07-2008 AL 31-12-2008		PERIODOS COMPRENDIDOS DEL 01-01-2008 AL 30-06-2008	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		123.376,8		65.028,3
PROVISIONES		3.629,2		1.974,4
Inversiones	639,6		1.778,7	
Cuentas por Cobrar	1.323,3		89,1	
Otras	1.666,3		106,6	
DEPRECIACIONES - BIENES DE USO PROPIO		588,1		590,6
AMORTIZACIONES		700,5		637,8
RESULTADO OPERACIONAL NETO		118.459,0		61.825,5
INGRESOS NO OPERACIONALES		12.971,6		41.816,3
GASTOS NO OPERACIONALES		831,6		1.880,5
RESULTADO NETO NO OPERACIONAL		12.140,0		39.935,8
UTILIDAD ANTES DE IMPUESTO A LA RENTA		130.599,0		101.761,3
IMPUESTO A LA RENTA Y COMPLEMENTARIOS		3.132,9		4.449,8
UTILIDAD DEL EJERCICIO		$ 127.466,1		$ 97.311,5

JOSÉ ELÍAS MELO ACOSTA
PRESIDENTE

MARTHA CECILIA CASTRO ORTÍZ
CONTADOR
T.P. No. 40995-T

NELSON GERMÁN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver mi informe adjunto)

Corporación Financiera Colombiana S. A. informa que los estados financieros y el dictamen del Revisor Fiscal se depositarán en la Cámara de Comercio de Bogotá, en cumplimiento de la Ley 222 de 1995, en donde pueden ser consultados por el público en general.

Corficolombiana

CFC Bi-Annual Report

July - December

2008

Financial Statements

July – December

2008

Corficolombiana

Board of Directors

Main Directors

Luis Carlos Sarmiento Gutiérrez
Carlos Arcesio Paz Bautista
Alejandro Figueroa Jaramillo
Efraín Otero Alvarez
Jose Hernan Rincón Gomez
Guillermo Fernández De Soto
José Leibovich Goldenberg

Deputy Directors

Jose Fernando Isaza Delgado
Jorge Ivan Villegas
Juan Maria Robledo Uribe
Gerardo Silva Castro
Alvaro Jesús Velasquez Cock
Santiago Madriñán De la Torre
Rodrigo Llorente Martínez

STATUTORY AUDITOR

Nelson Germán Segura Garzón
Deloitte & Touche Ltda.

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Main Executives of the Corporation
Second semester of 2008

President
José Elías Melo Acosta

Executive Vice President
Alfonso Rodríguez Azuero

I.T. and Operation Vice President
Amalia Correa Young

Private Bank Vice President
Daniel Humberto Gómez Martínez

Treasury Vice President
Oscar Javier Cantor Holguin

Investment Vice President
Gustavo Antonio Ramírez Galindo

Investment Bank Executive Vice President
Alejandro Sánchez Vaca

Investment Bank Director Vice President
Ana Catalina Villa Doutreligne

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Secretary General

Maria Esperanza Mojica Rodríguez

Legal Manager

Marcela Acuña Ramírez

Auditor

Luis Jairo Salinas Clavijo

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Report to the Shareholders Assembly

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MANAGEMENT REPORT

We present the shareholders for their consideration the management report of Corporación Financiera Colombiana S.A corresponding to the second semester of 2008. This report contains a brief description of the main economic events occurred during the activities of the Corporation, and also an analysis of results obtained.

ECONOMIC ACTIVITY 2008

In 2008 Colombian economy entered a de-acceleration period originated by the global financial crisis that began by mid 2007 in the United States and became worse in this period. According with figures by DANE, economic growth in the third quarter of 2008 was 3.12% per annum, vs. 6.15% in the same quarter of the former year.

GIP by economic activity branches (actual annual variation %)

Branch	2007-3	accumulated 2007-3	2008-3	accumulated 2008-3
Agriculture and cattle	1.80	3.45	1.22	3.13
Mines and quarries	0.93	1.94	10.05	7.65
Industry	7.24	10.10	-2.35	0.30
Electricity	3.08	3.77	1.37	1.28
Construction	-3.54	9.61	16.83	7.48
Trade/Commerce	8.28	9.18	-0.03	1.70
Transport	11.00	10.43	3.42	5.83
Financial Institutions	7.68	7.19	6.45	6.29
Social Services	5.84	4.63	2.57	3.09
GIP	6.18	7.43	3.12	3.80

Source: DANE – CFC Estimates

Third quarter 2008 results (2008-3) show that economic activity branches that most importantly contributed to growth were Construction, Mines and Quarries and Financial Institutions with growths of 16.83%, 10.05% and 6.45% respectively. Although Construction was the sector with greater growth in the third quarter, it has shown de-acceleration along 2008. During the first two quarters growth was 1.24% and 4.99% respectively. Additionally, a growth comparison of accumulated growth as of the third quarter between 2007 and 2008 confirms that Construction presents a de-acceleration, with accumulated growth as of 2007-3 of 9.61% and 7.48% in 2008-3.

Dynamic growth of Mines and Quarries in 2008-3 captures the effect of an increase in basic product prices (i.e. oil, coal and gold) that in July 2008 reached historic maximums. Considering the price drop of raw materials during the second semester of 2008 it is expected that the mines and quarries sector presents a de-acceleration in the last quarter of the year.

Sectors with lower dynamism with respect to results recorded a year before were transport, trade and industry. Transport grew 3.42% vs. 11% in the third quarter of 2007 (2007-3) whilst real activity of Trade and Industry shrank 0.03% and 2.35% respectively. These results reflect that consumption in Colombian houses is also undergoing a de-acceleration process.

According with the results of Muestra de Comercio Minorista (Retailer Trade Model) published by DANE, for October 2008 total retailer trade excluding fuels, decreased 0.14%, and total retailer excluding fuels and vehicles grew 0.81%, vs. a 3.94% and 3.41% growth respectively in the same month of 2007. In

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last October, actual vehicles and motorcycles sales drop 4.83%. Trend calculations show that actual trade sales have been de-accelerating since February 2008.

Retail Trade Real Sales – annual % growth


18%
13%
8%
3%
-2%
-7%
Jan-00
Jun-00
Nov-
Apr-
Sep-
Feb-
Jul-02
Dec-
May-
Oct-03
Mar-
Aug-
Jan-05
Jun-05
Nov-
Apr-
Sep-
Feb-
Jul-07
Dec-
May-
Oct-08
Total retail sales - excluding fuel
Total retail sales - excluding fuel and vehicles

Source: DANE – MMCM

Also, according with Muestra Mensual Manufacturera (Manufacture Monthly Model) published by DANE for November 2008, real production dropped 13.32%, making worse contraction of former months. In September drop in production was of 3.47%, whilst in October a negative growth of 7.44% was recorded. Between January and November actual production reduced in 3% and also actual sales. Trend calculations show that the most recent business cycle of industrial production is now in a contraction stage.

Present Industrial production index – Mobile average 12 months


145
135
125
115
105
95
85
Dec-97
May-98
Oct-98
Mar-99
Aug-99
Jan-00
Jun-00
Nov-00
Apr-01
Sep-01
Feb-02
Jul-02
Dec-02
May-03
Oct-03
Mar-04
Aug-04
Jan-05
Jun-05
Nov-05
Apr-06
Sep-06
Feb-07
Jul-07
Dec-07
May-08
Oct-08

Source: DANE - MMM

According with the results of Muestra Manufacturera (Manufacture Model), 12 of the 47 industrial classes presented positive variations. Those that contributed mostly to growth were paper, cardboard and its products (0.288%), meat and fish production, transformation and conservation (0.209%), editing activities (0.18%), printing activities (0.101%) and non refractory ceramic products for non structural use (0.065%). Now, within industrial production classes that less contributed to growth are automotive vehicles and their engines (-2.745%), mill products and starches (-1.589%), wearing apparels and handworks (-1.287%).

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Manufacture Monthly Model – November 2008

Industrial Classes	Contribution to annual variation Actual production
Paper, cardboard and its products	0.288%
Meat and fish production, transformation and conservation	0.209%
Editing activities	0.180%
Printing activities	0.101%
Non refractory ceramic products, for non structural use	0.065%
Automotive vehicles and their engines	-2.745%
Mill products and starches	-1.589%
Wearing apparel and handworks	-1.287%
Basic chemical substances, synthetic and artificial fibres	-1.215%
Drinks	-0.934%

On the other hand, economic growth of the main demand components show that in 2008-3 capital gross formation presents the higher growth rhythm (12.01%). In each of the first quarters a 9.11% and 9.26% growth had been recorded. Final consumption grew 2.02%, vs. 6.92% during the same quarter of the former year. Notwithstanding economic de-acceleration, house consumption continues to grow over government consumption. In 2008-3 house consumption grew 2.04% and government consumption 1.95%, whilst in 2007-3 growth was of 6.99% and 6.67% respectively.

In terms of contribution to growth of the GIP, in 2008-3 capital gross formation presented the higher contribution. Since 2007-4 final consumption contribution has lost participation, whilst net exportations (exportations less importations) have been contributing to a slower total growth of economy.

Contribution to the GIP growth: 2007-1 – 2008-3


Net exports
Gross domestic investment
Final consumption
GDP
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
-5%
5.7%
7.0%
-4.9%
4.0%
5.4%
-1.7%
1.7%
5.8%
-1.4%
3.2%
5.0%
2.5%
3.1%
-1.0%
2.6%
1.9%
3.4%
1.7%
-1.9%
2007-1
2007-2
2007-3
2007-4
2008-1
2008-2
2008-3

Source: DANE

In the trade issue, according with figures available for the third quarter of 2008, importations showed an annual growth of 6.97% whilst exportations grew 1.41%. With respect to external sector results available as of October 2008, Colombia records a trade surplus of 1.192,4 million Dollars (January-October period). This surplus responds to accumulated growth, (January and October period) in oil and derivatives

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exportations of (97%). According with DANE data, in October 2008 total exportations grew 20.7% per annum, whilst importations grew 16.9%. Nevertheless, for the remaining months of 2008 exportations shall not record so good behaviour, due to a drop in international oil prices plus a reduction in global demand that shall produce a drop in the growth of exportations value along 2009.

Balance of Trade



million dollars
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008 (oct)

Source: DANE

Inflation closed the year above the Banco de la República (Central Bank) target. Presence of inflationary pressures due to an excess of demand that appeared from the first semester of 2006, became worse in the first semester of 2008 due to the increase in the international price of raw materials. Notwithstanding an effort by Banco de la República, inflationary pressures originated in food and fuel prices could not be held. Thus, total inflation in 2008 was 7.67% and inflation excluding food was 5.11%. Notwithstanding a drop in international oil prices from September last year, the effect was not transmitted to the price of basic goods. Additionally, decrease in raw material prices was compensated by an increase in the rate of exchange. A long winter also restricted the offer of tubers and vegetables meanwhile the price of transport increased due to landslides in the main roads of the country.

Consumer Price Index – total and without food



Annual % change
11%
10%
9%
8%
7%
6%
5%
4%
3%
Headline
7.67%
5.11%
Excluding
Foods
Feb-00
Jul-00
Dic-00
May-01
Oct-01
Mar-02
Ago-02
Ene-03
Jun-03
Nov-03
Abr-04
Sep-04
Feb-05
Jul-05
Dic-05
May-06
Oct-06
Mar-07
Ago-07
Ene-08
Jun-08
Nov-08

Source: DANE

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By groups, the price of negotiable goods increased 2.27% per annum, higher than the inflation of negotiable goods recorded in 2007 (2.28%) On the other hand, inflation of non negotiable goods amounted 5.25%, also higher than inflation observed in 2007 (5.19%).

Notwithstanding, Banco de la República changed its position of a contractive monetary policy due to the reduction in inflation expectations: it cut off the intervention interest rate in 50 pbs (basic points) in its last meeting after having made an accumulated increase of 400 pbs (basic points) since May 2006. As of January 20, the interest rate is 9.50%.

In 2009 inflationary pressures due to an excess demand shall continue dissipating as long as economy continues in the way of de-acceleration. According with an expectation poll of the Central Bank, the market expects that annual inflation in 2009 shall be 5.28%; it is also expected then, that the Central Bank continues with its expansive monetary policy position.

During the elapsed months of 2008 the DTF (rate for fixed term deposit certificates) increased 132 basic points, reaching 10.33%, nevertheless this increase does not correspond totally to the intervention rate movement. In the period between May 2006 and December 2008 the average difference between the DTF (rate for fixed term deposit certificates) and the intervention interest rate was of –44 basic points, vs. a historic average of 70 basic points since January 2000.

Nominal Interest rates


DTF - 90 day deposits
Central Bank reference rate
15%
13%
11%
9%
7%
5%
ene-00
may-00
sep-00
ene-01
may-01
sep-01
ene-02
may-02
sep-02
ene-03
may-03
sep-03
ene-04
may-04
sep-04
ene-05
may-05
sep-05
ene-06
may-06
sep-06
ene-07
may-07
sep-07
ene-08
may-08
sep-08
ene-09

Source: Banco de la República

Low reaction of interest rates (i.e. the DTF) (DTF is Credit Institutions Average Capture Rate at 90 days) to intervention interest rate movements seems to be explained by a partial rupture of the transmission channel of the monetary policy in Colombia. Some studies affirm that as a consequence of the greater proportion of investments in fixed rate securities, credit institutions presented as of the middle of this decade increases in the intervention interest rate and greater inflationary pressures were not reflected on active interest rates. The negative context of interest rates gave reason to the financial institutions to liquidate their investments in fixed rate securities instead of making pressure for an increase in interest rates to give a solution to their need for resources. This behaviour in the balance of financial institutions finally made a pressure for an increase in negotiation rates for public debt securities, and prevented the generation of strong pressures for an increase in passive interest rates.

Portfolio growth presented de-acceleration during 2008, mainly due to the greater deterioration of the portfolio quality in some segments and uncertainty with respect to the international crisis.

According with available figures as of November 2008, the balance of total portfolio of the Financial Sector grew 18.4% per annum vs. 26.5% per annum as of November 2007. Consumption portfolio is the

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one that shows the greater de-acceleration: it grew 13.4% per annum in November, vs. 34.9% in the former year. Microcredit on the contrary shows a dynamic behaviour: it grew 42.3% per annum in November 2008 whilst a year before it had grown 18.1%, an amount affected by changes in classification criteria.

Financial Sector Portfolio Balance – Million Pesos

Type of portfolio	Nov-07		Nov-08	
	Item	(%) per annum	Item	(%) per annum
Total	107,111,334	26.5%	126,835,576	18.4%
Commercial	67,000,439	24.7%	82,019,008	22.4%
Consumption	33,948,524	34.9%	38,502,377	13.4%
Micro-credit	1,953,688	18.1%	2,780,907	42.3%
Housing	8,889,791	15.9%	9,944,110	11.9%

Source: Superintendence of Finance

With respect to the labour market, since the crisis of the end of the decade of the 90s to the present time, at national level, reached the minimum of 9,4% in November 2007. Since then, until the last figure published by DANE, unemployment in Colombia has increased. This rate is the ratio between the unoccupied population and the population economically active (PEA), or people in capacity to work who are working or actively searching for employment in case they are not working. Therefore, unemployment level may increase with an increase in the number of unoccupied workers or a decrease in the economically active population.

According with the last result, in November 2008 unemployment rate is of 10.80%. This result, 140 basic points higher than that recorded one year before is due to an increase of 12.62% in the unoccupied population and a decrease of 1.92% in the economically active population PEA. This means that in one year 235 thousand people lost their jobs.

Total National Unemployment Rate


annual % change in labor force (right axis)
annual % change unemployed population (right axis)
unemployment rate (left axis)
16%
15%
14%
13%
12%
11%
10%
9%
8%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08

Source: DANE – ECH

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Local Markets

In 2008, behaviour of local markets presented high sensibility to the behaviour of worldwide financial markets. The extension of the international financial crisis and recession of the main developed economies generated uncertainty and volatility. As a consequence, stock and exchange markets reflected the change in risk inclination of investors for assets of emergent economies, and presented significant negative variations. Nevertheless, this behaviour was less severe than in markets more exposed to capital movements, due to restrictive measures imposed by the Board of Directors of the Central Bank many months before. The fixed rate market on the other hand presented a positive variation along the year. Corporate debt valorised 16% vs. 6.9% in 2007 (IDC Corficolombiana), and public debt (IDP Corficolombiana) valorised 14.2%, (in 2007 1.1%). The variable income market was the most affected by the international financial crisis. In 2008 the IGBC (Colombian Stock Market General Index) presented a de-valorisation of 29.3%, higher than the 2007 drop (-4.2%).

Behaviour of Local Markets – Jan 2006 =100


Stock Market - IGBC
Exchange Rate - TRM
Corp. Bond Index
Public Debt Index

Source: BVC (Colombian Stock Exchange), Superintendence of Finance and Corficolombiana

The Colombian Peso continued, until the end of the third quarter of 2008 with the re-valuation process initiated since June 2006. Afterwards, the exit of portfolio capitals led the Peso to a devaluation process. The exchange rate closed the year in 2243.59 Pesos, with a devaluation of 11.4%. High volatility characterised the behaviour of the rate of exchange during the year. An average of 30 Pesos in daily volatility was recorded.

Daily volatility of the Dollar quotation



Source: Corficolombiana Estimates based on Bloomberg data

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Financial Sector

Growth figures available as of 2008-3 show that notwithstanding the international financial crisis, the financial system shows a positive behaviour although portfolio indicators display deterioration signals. In the third quarter of 2008 financial institutions grew 6.45% per annum vs. 7.68% in the former year.

Results reported by the Superintendence of Finance as of the closing of November 2008 are the evidence that 2008 was a good year for the financial system: profits in the fiscal year grew 21.69% actual per annum, while actual growth reported in November 2007 was 10.94% per annum. In nominal terms November 2008 profits amounted 884 thousand million Pesos, higher vs. profits of November 2007. System profitability indicators have not presented significant changes, in November the ROA (Return on Equity) and the ROE (Return on Assets) for the whole system were in 2.33% and 19.68%, respectively, meanwhile in the same month of 2007 each were of 2.36% and 20.12%.

In 2009 the evolution of the portfolio quality shall represent a risk for the financial system. In the last year the portfolio quality indicator went from 3.43% to 4.42%. Portfolio coverage has also decreased, between November 2007 and 2008 it dropped from 119.69% to 107.5%. A reduction in house/family available income due to a decrease in economic activity shall result in an additional deterioration of those indicators in 2009.

Non-performing Loan Index and Loan Loss Provision Index


180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
loan loss provision index (left axis)
non-performing loan index (right axis)
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Apr-95
Jan-96
Oct-96
Jul-97
Apr-98
Jan-99
Oct-99
Jul-00
Apr-01
Jan-02
Oct-02
Jul-03
Apr-04
Jan-05
Oct-05
Jul-06
Apr-07
Jan-08
Oct-08

Note: Non-performing loan index = non-performing loans / loan portfolio - Loan loss provision index = loan loss provision / non-performing loans

Source: Superintendence of Finance (Total financial system excluding IOE excluding co-operative societies)

With respect to asset composition, during the second semester of 2008 portfolio participation was constant. Investment participation dropped along the year, in November 2007 represented 18.3% of assets, whilst in November 2008, 16.6%. In 2009 this participation shall increase again as long as public debt security rates continue to decrease and financial institutions increase their position in said securities. A reduction in portfolio participation is also anticipated due to the decrease in loan placement especially consumption loans.

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Participation of financial institutions assets


100%
80%
60%
40%
20%
0%
Other assets
Credit Portfolio
Investment
Dec-00
Apr-01
Aug-
Dec-01
Apr-02
Aug-
Dec-02
Apr-03
Aug-
Dec-03
Apr-04
Aug-
Dec-04
Apr-05
Aug-
Dec-05
Apr-06
Aug-
Dec-06
Apr-07
Aug-
Dec-07
Apr-08
Aug-

Source: Superintendence of Finance

2009 Outlook

Economic growth of Colombia in 2009 shall be characterised by a decrease in internal demand and a reduction in foreign trade flow. Taking into account results as of the third quarter of 2008 an actual annual growth of 3.9% in 2008 and 3.4% in 2009 is estimated in Corficolombiana. De-acceleration in consumption that in 2008 occurred due to an increase in interest rates and a decrease in loans, shall be worse in 2009 as a consequence of a deterioration of the labour market. For 2009 we estimate an annual growth in family/house consumption of 2.1%.

Growth of exportations shall be affected by a drop in the price of raw materials and exportations to the United States and Venezuela. Foreign trade results as of October 2008 show deterioration in trade for Venezuela but not to the United States. The value of exportations to Venezuela increased 12.5% per annum vs. 80% in October 2007. Exportations in tons also increased 5.5% per annum in October 2008 vs. a growth of 33.6% in October 2007. On the other hand, exportations to the United States increased 9.5%. Growth was 1.1% the former year. Exportations in tons also behaved better in October 2008, grew 31.9% vs. 0% of the former year. Although a decrease in the growth of exportations in 2009, the reduction in the level of importations (due to a lower internal demand) shall result in net exportations deducting less points to the GIP growth.

GDP - Demand Forecast


Total Exports
3.9%
9.9%
11.9%
Gross Domestic Investment
3.4%
8.5%
20.6%
Final Consumption
2.4%
2.7%
6.5%
Total Imports
0.9%
8.3%
19.0%
GDP
3.4%
3.9%
7.7%
2007
2008
2009
0%
5%
10%
15%
20%
25%

Source: Corficolombiana estimates

With respect to offer, according with our estimations it is expected that sectors as financial institutions, agriculture, mine exploitation and transport shall present the highest growth rates in 2009. Sectors with less growth shall be industry, energy and construction.

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GDP - Supply Forecast
Social Services
Financial Institutions
Transportation
Trade
Construction
Electricity
Industry
Mining
Agriculture
3.4%
3.7%
6.2%
6.6%
5.4%
5.8%
2.6%
2.9%
-0.5%
0.0%
1.8%
2.2%
2.0%
2.4%
4.8%
5.1%
3.9%
4.3%
2009
2008
-2%
0%
2%
4%
6%
8%

Source: Corficolombiana estimates

MAIN FIGURES OF THE CORPORATION

General Balance

As of the closing of 2008 the Corporation recorded total assets of $3.430.914 million, 0.91% higher to the closing of the former year. Total investments is the most important item in assets: it recorded a balance of $2.706.713 million and represent 79% of total assets.

Total liabilities as of December 2008 were $1.477.814 million with CDTs (term deposit certificates) and savings accounts being the most important recording the sum of $1.007.758 million, and inter-banking and repo operations with a balance of $350.644 million.

The Corporation's equity as of December 2008 amounted $1.953.101 million, higher in 8.92% to the value recorded as of the closing of 2007. With this equity level Corficolombiana occupies the fourth place within the total financial system after Bancolombia, Banco de Bogotá and Davivienda Banks' equities.

Solvency ratio as of the closing of the second semester of 2008 was 51.89%.

Loss and Profit

The Corporation recorded as of the closing of 2008 net profits for $224.778 million of which $127.466 million were recorded in the second semester and $97.312 million correspond to the first semester. The most important item within the state of results of the Corporation is that of dividends received from companies on which it has participation; also important was the activity of the Treasury that generated important income for the Corporation; it is important to mention that the participation of extraordinary income (coming from BRP and asset normalisation) within Loss and Profit is each time less, reflecting stability of operational income and strengthening of business units of the Corporation.

DATE	NET PROFIT
Jun-06	114,547
Dec-06	558,278
Jun-07	105,263
Dec-07	100,399
Jun-08	97,312
Dec-08	127,466

Amounts in millions pesos

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In the July-December 2008 period, the net operational result recorded a value of $118.459 million, and in the year this value amounted $180.285 million.

DATE	NET OPERATIONAL RESULT
Jun-06	107,382
Dec-06	548,275
Jun-07	76,397
Dec-07	54,429
Jun-08	61,826
Dec-08	118,459

Amounts in millions pesos

First of all these results reflect a healthy investment portfolio, diversified and stable in yield generation. In fact, the Corporation received for the capital investment business during the second semester, dividends of $112.725 million, that added to $93.593 million received in the first semester represent total dividends of $206.318 million for the year. This is a value more than 50% higher to dividends received in 2007. Additionally the stock sale profit item recorded a yearly income of $23.373 million, where the Lloreda S.A. participation sale operation is reflected.

On the other hand, Corporation businesses as intermediation institution show an excellent recovery and value generation to institutional final results. In effect, the treasury business that includes portfolio valuation, trading and foreign exchange market, generated in the second semester of 2008 total gross income for $81.087 million, higher than the amount of $62.493 million recorded in the first semester resulting in a year with gross income of $143.580 million, a value more than 50% higher to the result generated by the Treasury business in 2007.

Investment bank business participated in the net operational result of the second semester with income of $1.767 million, plus first semester commissions of $2.292 million, for a total year income of $4.059 million.

Private bank business generated commissions for $4.253 million in 2008 of which $2.734 million on the first semester and $1.520 million in the second.

In the Assets and Liabilities transference made in 2006, the Corporation acquired the rights on an Autonomous Equity composed of E rated portfolio and a specific client in D. According with the agreement, recoveries or income received in excess of the equity nominal value, discounted from the funding fund and the administration of said equity shall be for Corficolombiana, an item that represented for the Corporation in 2008, an income of $25.330 million, of which $15.700 million correspond to the sale of some promissory notes and the remaining $9.630 million to normal agreement payments.

COMMERCIAL ACTIVITY

Marketing

Electronic Channels

Use by our clients of the mobile Internet channel through the Mobile Monitor webpage is now firm. More than 900 different users per month visit this channel that provides real time information on financial, foreign exchange and stock markets. The Internet 2.0 webpage of the Corporation and Financial Subsidiaries also undergoes at present final tests, and with this service we shall provide our clients and users better information access and a better source of financial analysis resources through graphic and interactive tools.

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With respect to the transactional channel, the service module for access passwords and payment control was developed in order to offer better security for our customers. We also made progress in the development of the PSE service that makes easier payment of client's obligations of our subsidiary Leasing Corficolombiana through the ACH channel.

By the end of 2008, we began the technologic updating project for the electronic transactions channel together with ATH, with the purpose of structuring a new service that enables us to provide better security, speed and new options to our customers. This project has a first definition and scope phase that will be ready by March. By the end of the year we expect to conclude its development, implementation and beginning operation.

Products

During the second semester of 2008 together with Fiduciaria Corficolombiana we developed three joint portfolios in order to extend value offer to the market in each of the segments and optimise business profitability. We also followed-up Liquidity Management, Hydrocarbon Fund, FICH II and APT products. For the first semester of 2009 a commercial follow-up model shall begin operating to focus and dynamise sales force work of this subsidiary.

For our subsidiary Leasing Corficolombiana, we launched the Leasing Inmobiliario (Real Estate Leasing) and continued developing Leasing de Obra and Leasing Operativo (Tecnoleasing). According with the strategy, these two products shall be implemented during the first quarter of 2009. We are also working in a value offer model for the market according with the business model.

Relational Marketing

Durante el segundo semestre se entregó en producción y se capacitó a la fuerzas comerciales de la corporación y de las filiales financieras en el uso del aplicativo de Gestión y Seguimiento de Visitas, el cual permite a las unidades de Banca Privada, Casa de Bolsa, Leasing y Fiduciaria, realizar un seguimiento adecuado y eficiente de su labor comercial. Actualmente éste Aplicativo de Gestión administra más de 90 usuarios.

During the second semester the application for Visit Management and follow-up began operating and sales personnel of the corporation and its financial subsidiaries received the corresponding training; this application allows Private Bank, Casa de Bolsa, Leasing and Fiduciary units to make an adequate and efficient follow-up of their commercial work. At present this Management System manages more than 90 users.

On July 1st, 2008 the new Call Centre service began operating for the Corporation and its Subsidiaries; this service supports all relational marketing and business campaigns. The main campaigns developed in 2008 were: client data updating, confirmation of events and the Christmas campaign. The Call Centre also supported Private Bank and Casa de Bolsa sales personnel with respect to balance information support, payment of dividends, expirations, commission reports and abstracts of accounts among others.

Publicity and Communications

During 2008 we worked in the positioning of the Corporation and the Subsidiaries in three ways: the first one through the presence in 20 own forums for customers mainly on the economic, tax and product situation; the second as sponsors of 40 third parties forums participating with promotional material, and the third with publicity in specialised media mainly magazines. We also designed, prepared and distributed promotional material within the customer loyalty program of the Corporation and Subsidiaries.

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Market Research

A research and Customer Satisfaction Survey was developed for the Fiduciaria, in order to establish the necessary strategies for a better customer service and comparison with competitors.

Private Bank

During the July-December 2008 period the private bank unit managed resources for the corporation and its financial subsidiaries in an average volume of $648.000 million with a growth of $28.000 million vs. the first semester of the year, equivalent to 4.3%.

Deposit certificates captured for the Corporation presented a growth in the semester of 6.1% with a balance of $277.000 million as of December 31st. Work done in de-concentration of deposits and entailment of new clients allowed a capture average rate of less than 20 basic points at the average of the DTF reference rate and 102 basic points to the cost of CDT resources from the institutional market. Due to the behaviour of interest rates, we preferred to maintain the amount of captured resources and the operation margin, instead of growth, as a consequence of the existing uncertainty with respect to profitability of financial assets.

The second semester of the year was especially productive in operations made for our subsidiary Casa de Bolsa Corficolombiana, commissions generated for an amount of $604 million overcame in 32% the value generated during the first semester of the year. In the annual accumulated, production reached $1.061 million, 9.3% higher than in 2007, an excellent result in the difficult conditions of the stock market during the year and where no stock or bond issues were present, the highest growth support in 2007.

Resources channelized to joint portfolios of Fiduciaria Corficolombiana presented good dynamism, an 8% growth in the semester. Fondo Multiplicar continued capturing customer's attention with the good profitability, safety and liquidity conditions it offered during the semester.

The volume of deposits in CDT (term deposit certificates) obtained for our subsidiary Leasing Corficolombiana maintained an average of $230.000 million. This result is parallel to company decision of maintaining high caution in growing its operations with the strong de-acceleration of the economic activity in the second semester.

With the purpose of obtaining an accelerated growth of resources managed by the unit for 2009, that contribute to the reduction of funds cost and increase participation of the Private Bank in total deposits of the Corporation and its Financial Subsidiaries, operative and commercial processes were reviewed and additionally technologic tools were incorporated that allow offering a reliable, safe and quick service to our customers and also make it easier for the commercial counsellors to maintain a better relationship with our customers that assures our understanding of their investment needs.

Resulting changes of abovementioned actions have already been implemented in Bogota and shall be incorporated in the other regional offices during the first semester of 2009. These actions together with the commercialisation of new products for our subsidiaries shall be very important for complying with our goals this year.

TREASURY

Economic behaviour of the year was of great uncertainty for the treasury business after the bankruptcy of important North American banks. Notwithstanding, the Currency Desk of the Corporation presented a very good result taking advantage of the strong market volatility, maintaining caution in risk management,

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mainly in the second semester and consolidated as one of the leader participants in the local market. Corficolombiana continues its important presence within the Market Creators scheme of the Ministry of Finance and Public Credit, occupying the 7th place within the general ranking as of December 2008, with a 5.63% participation of the primary market and 10.50% of the secondary market (SEN).

As of December 31, 2008 the fixed rate investment portfolio of the Corporation reached the amount of $1.057.682 million. During the second semester new securities were added to this portfolio, mainly in fixed rate on which valorisations were recorded mainly in the last quarter of 2008.

In the foreign currency market Corficolombiana maintains an important presence both with local and international customers that operate in the Colombian market. As of the closing of 2008, the derivatives Peso / Dollar portfolio was of USD $ 1.839 million, that means a 7.74% increase, maintaining positive dynamics during the last two years. The Corporation's participation in the peso-dollar derivatives market until November 2008 was of 8.59%, 1.97% higher vs. the institution's participation as of December 2007.

It is important to note that regulation restrictions by Banco de la República (the Central Bank) are maintained with respect to the gross financial gearing position that considerably delays the incursion of the Corporation and in general the incursion of Colombian financial institutions in structured derivatives and these continue to occur mainly abroad.

In the Peso/Dollar Spot Market the participation of the Corporation in 2008 increased to 17.97%, thus obtaining a growth of 2.16 percentage points vs. results as of December 2007; this result consolidated the Corporation as the second institution with greater presence in the spot market in Colombia.

In 2008 Corficolombiana capitalised coverage opportunities on foreign currency nominated portfolios, generating attractive return rates and contributing to the general profitability of the Treasury investment portfolio. It is important to mention that we still have Corporate and Brazilian bonds with high risk premiums that we estimate shall present important corrections in their prices this year that shall contribute to portfolio results during 2009.

With respect to operations in other international markets, trading operations in G10 currency and Latin American currencies have also contributed generating additional income. We shall emphasise in this speculative policy in G10 making use of the experience acquired in the last years, generating greater income with an adequate risk/return ratio.

In 2009 we shall take advantage of opportunities in fixed income markets mainly in fixed rate that due to the fund cost reduction situation both in Dollars and Pesos, seem to have very important valorisation prospects during 2009.

CAPITAL INVESTMENTS

Strategic Approach

During the second semester of 2008 the investment area benefited from the implementation of review of the strategic approach. As part of this plan to administer a profitable and effective portfolio, the area absorbed the Vice Presidency of Investment Portfolios and assumed the business. The Corporation is thus consolidated as one of the most important private capital funds and with greater experience in Colombia.

Investment Portfolio

As of December 2008 the investment portfolio of the Corporation has participation in 64 companies and one Private Capital Fund. This portfolio is characterised by a diversified sector composition with dividend

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stable generation capacity, growth opportunities and value generation. Its value on books is of $2.01 billion Pesos, separated by sectors as follows:

Graph 1. CFC Investment Composition


Investment Composition CFC
December 2008
Industrial 8.8%
Others 1.2%
Real Estate 2.1%
Financial 10.3%
Gas 37.0%
Hotels 6.8%
Agriculture 6.7%
Oil retail 4.3%
Concessions 11.7%
Energy 11.2%

Source: CFc Inversiones

Valuation

In the second semester of the year, the portfolio value grew 2.0% in a period where most of the investments at global level suffered huge de-valorisations. Investments in the real sector amount $1.80 billion, corresponding to 90% of the portfolio. Investments in infrastructure constitute 64 % of the portfolio, what represents an investment of $1.29 billion.

Portfolio Composition

Control Situation

As of December 2008 the Corporation controlled ten real sector companies among which: Hoteles Estelar, Pisa, Epiandes, Organización Pajonales and Unipalma. In the financial sector the Corporation controls four subsidiaries: Fiduciaria and Leasing CFC, Casa de Bolsa and Banco CFC Panama.

Companies Registered in the Stock Exchange

As of December 2008 six of the real sector companies that compose the portfolio are registered in the Stock Exchange of Colombia and represent 38% of the portfolio value in books. Its rating according with the marketability level appears in the following table:

Table 1. Rating according with Marketability (Dec 2008)
Source: CFC Investments

Marketability	Name of the Company
High	Tablemac, BVC
Medium	Promigas, Mineros
Low	Gas Natural
Without	EEB, Colombina

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Rating

Quality of the portfolio credit risk is healthy. Forty eight of a total of sixty four companies are rated A. This corresponds to 99% of the value on books. Additionally, investments rated E have a provision of 100%.

Income generated by the Portfolio

Income for dividends in the second semester of 2008 was of $112.7 thousand million, corresponding to 55% of total dividends of the year. It is important to bring out that dividends received during 2008 (semesters I and II) increased 51% vs. dividends received the former year.

As it appears in the following table, four real sector companies and financial entities generated 87% of dividends received during the second semester.

Table 2. Income for Dividends (II Semester 2008)
Source: CFC Inversiones

Company	Dividends Million Col$	Total Income Percentage %
EPIANDES	23.330	21
PISA	17.651	16
PROMIGAS	14.744	13
VALORA	10.889	10
Financing	30.630	27
Other	15.480	13
Total	**112.724**	**100**

Management in the second semester 2008

During the second semester of the year the Corporation began the implementation of a clear portfolio mobility policy in order to increase its profitability. The following summary of the main management jobs between June and December 2008 evidence so.

Lloreda S.A.

Corficolombiana sold its 56% stock participation in the company. The sale of Lloreda was made after a long and detailed company restructuring process after which the company began producing profits. Product of the transaction, Corficolombiana received approximately $54.000 million pesos as cash payment on the closing date of the transaction, once the corresponding legal steps were complied with. The sale was possible after the review of different purchase offers, this one being the best.

Road Concessions

In 2008, Coviandes consolidated the development of projects under study. After many years of perfecting activities, the Second Track of the Bogota-Villavicencio Highway Project committed by the Government to the company came to an end on November 20, 2008 with the official presentation to the Ministry of Transport, of the technical and economic proposal design for more than USD $500 million. We expect for the first quarter of 2009 the end of the project negotiation process.

Additionally, Coviandes together with Proyectos de Infraestructura S.A. (PISA) work at present as a private initiative, in Autopistas del Caribe en Costa Rica (Caribbean Highways in Costa Rica) project. The consortium conformed by Corficolombiana subsidiaries made pre-feasibility studies and applied for the

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feasibility study on October 9, 2008. Acceptance of the application to continue with feasibility studies is expected for the first quarter of 2009.

CCFC

Concesiones CCFC, the company that manages and operates the Bogotá-Facatativá-Los Alpes road controlled by Proyectos de Infraestructura S.A. executed last December 30 with INCO an addendum to the initial agreement with the purpose of giving legal, technical and financial support to Phase II and beginning the execution of the complementary works in the road. The approximate value of this work is 60.000 thousand million Pesos; resources shall come from those administered by the concession and from income of the main contributor.

Casa de Bolsa

In order to encourage efforts by the operative area of Casa de Bolsa that has been improving its operational margins, we decided to capitalise the company by increasing its Technical Equity. This shall allow the company to serve the institutional sector it could not serve due to capital requirements, and generate additional income. It is estimated that for 2009 operational income shall increase in approximately 30%, the net margin shall reach 19% levels and estimated equity profitability shall increase to 15%.

Bolsa de Valores de Colombia – Colombian Stock Exchange

As of June 2008 stock participation of the subsidiary Casa de Bolsa in the Colombian Stock Exchange (BVC) was 3.67%, a much higher percentage to the minimum percentage required by broker. The aforementioned gave place to Casa de Bolsa trying to sell its surplus. As the share price had de-valorised in nearly 50% since its historic maximum in December 2007, acquisition of that stock was attractive for the Corporation. The additional income for dividends that this investment shall generate is estimated in $600 million a year.

Organización Pajonales

During 2008 the company received the positive impact of rice favourable prices. Notwithstanding, in the last years Pajonales mill has had low operation margins due to bottlenecks generated in production and the high price of rice drying. Additionally, machinery was obsolete and continuously required maintenance and operation. The company therefore sold mill assets for $4.000 million that generated to Pajonales an asset sale net profit of $2.871 million. We therefore expect the company shall produce financial results never achieved before.

Pizano

Company results have been consistent with a clear financial reorganising process where notwithstanding the continuation under a restructuring agreement, its main figures show adequate debt service capacity and clear recovery of its commercial results. Corficolombiana is consolidating its participation in Pizano S.A. with the purchase of 2.28% and 1.7% to Banco del Pacífico Panamá and Leasing Bancoldex respectively, for a total participation of Corficolombiana of 39.9% as of December 2008.

Conclusions

The management effort shall continue to be focussed mainly on the enhancement of results in companies where the Corporation has stock control in order to accelerate their consolidation and value generation. We have improved management capacity of our investment area in order that it may also add value in the remaining investments and look for opportunities of increasing profitability in our portfolio. In profitable companies where Corficolombiana has minor participation, management is focussed in the search for adequate sale opportunities. Finally, in companies with high profitability and under the control of Corficolombiana, value increase shall be product of the new projects these investments plan to execute.

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INVESTMENT BANK

The Corporation Investment Bank area activity has concentrated in Syndicated Loans, Capital Markets, M&A´s, and transactions for the Corporation portfolio. In this year and particularly during the last quarter, an important inflection point occurred in the condition of financial markets. The change still continues altering the conditions of investment bank businesses into the future and also consolidating the Corporation's position in the local market.

During the first half of the year corporate fixed rate market was restricted and concentrated in short term bills. In this context the Corporation has been one of the main placers of fixed rate instruments, together with some of the main issuers of the market.

Also, the Corporation consolidated as leader in the structuring and distribution of syndicated loan operations in the bank system during the year.

On the other hand, the investment bank area has continued to support the Corporation investment area identifying, evaluating and executing different transactions, at present under way.

Finally, the Economic Research area continues to develop new analysis and opinion tools through market research and stock analysis reports, and with forums and its participation in the national economic debate.

FINANCIAL SUBSIDIARIES

Fiduciaria Corficolombiana

Results obtained by Fiduciaria Corficolombiana in the second semester of 2008 were important as they reached an equity return for its stockholders of 26.34%. Net profits for the company year amounted $4.617 million vs. $3.897 million in the first semester of 2008, indicating an important 18.5% growth. Income for commissions and fees in the second half of 2008 amounted $10.880 million with a variation of 3.04% vs. income during the first semester of 2008.

Assets for $4.8 billion managed as of the closing of the second semester of 2008 place Fiduciaria Corficolombiana within the first ten fiduciaries in trusted assets in the country. With respect to the Balance it must be emphasised that the equity of Fiduciaria Corficolombiana as of the closing of the second semester of 2008 was $32.326 million, a 4% growth vs. the value in June 2008 when equity amounted $30.979 million. Total liabilities were $5.645 million and assets $37.971 million, amount that includes $31.117 million of Fiduciaria's own equity.

During 2009 Fiduciaria Corficolombiana shall continue the strategy of giving strength to Fiducia de Inversión business launching Fondos de Capital Privado (Private Capital Funds) together with Corficolombiana and joint portfolios for the public sector, foreign exchange and stock. Additionally, the Corporation is focussed in being the main Investment Bank player in the country and Fiduciaria (Trust Company) shall be the vehicle for projects that require trust schemes.

Leasing Corficolombiana

The company recorded as of December 2008 a 7.26% decrease in the balance of Net Goods given in Leasing, from $516.641 million in June 2008 to $479.103 million as of the closing of the second semester of 2008.

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Profits in the second semester of the year amounted $5.118 million representing a 17.22% decrease vs. the result obtained at the end of the second semester of 2007, of $6.183 million. Total profits in the year were $11.301 million, 8.7% to the result obtained in 2007. Results were affected by the increase in provisions originated in the implementation of Modelo de Referencia Crediticia (Credit Reference Model) of $20.720 million, compared with that obtained as of December 2007 for $12.020 million, when this model did not apply. This represents an increase of 72.4%. A decrease in non productive portfolio provisions coverage was also present, from 138.93% in June 2008 to 85.75% in December 2008, recording a 38.28% decrease.

Any way, in the presence of portfolio deterioration perspectives in company traditional sectors, during the period we tried to improve the capacity for evaluating new risks and making stronger the recovery of non productive portfolio; this led to a decrease in placements growth rhythm. Once we meet these goals, we expect to dynamically improve the financial margin and the growth of the portfolio in the next months.

Equity closed in $62.358 million, an increase of 0.28% with respect to $62.185 million recorded as of June 2008 and the solvency indicator closed in 12.00%, vs. de legal minimum required of 9%. Compared with the closing of 2007 that amounted $58.030 million, a 7.5% growth is present.

In the Assembly meeting of August 2008 the capitalisation of the company for $1.555 million was approved, by means of a dividend distribution in stock on the profits of the first semester of 2008.

Casa de Bolsa

In the second semester of 2008, Casa de Bolsa presented constant evolution behaviour with respect to the first semester of 2008. Strategic and structural changes made plus the acceptable result of operations made both on its own account and on account of third parties, allowed the company to close in a scene of operative equilibrium.

Additionally and as a consequence of a decision supported by the head office – online with the strategic re-direction of Casa de Bolsa-, the stock position we owned voluntarily in Bolsa de Valores de Colombia was sold, resulting in an extraordinary profit of $8.380 million in December.

For the second semester of 2008 net profit was $7.409 million, thus partly recovering negative results of the first semester and recording a total profit for the year of $6.070 million.

As of the closing of December 2008 stockholders' equity presented a 60% increase vs. the equity of the first semester of $10.148.6 million. This increase is present basically due to the profit obtained in the aforementioned sale of stock of Bolsa de Valores de Colombia.

Banco Corficolombiana (Panamá)

As of the closing of December 2008 Banco Corficolombiana (Panama) recorded total assets for USD $28.573.353, the most important item being the investments item that represent 95.91% of total assets. As of December 2008 liabilities balance was of USD $24.578.092, public deposits represent 98.74% of total liabilities. Equity amounted the sum of USD $3.995.261 as of the closing of December 2008. Profits generated by the entity as of December 2008 amounted USD $66.570 interest generated by fixed rate investments being the main revenue. The investment portfolio of the Bank, although of great security, received the impact of the marketability deterioration for such assets in the international market, the quality of issuers always being very solid.

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RISK MANAGEMENT

Credit Risk Administration System (SARC)

Given that at present the Corporation has no portfolio in its balance, Corficolombiana SARC has served as the base in the business analysis of the currency desk business, investments in the real sector, investment banking and portfolio administration lines.

Market Risk

Control structure as a main principle has the adequate function segregation in front, middle and back office activities.

The company has adequate technological resources for the control and monitoring of treasury risks, particularly measurement of market risks and valuation of fixed revenue investment portfolios, foreign currency and derivatives.

The Corporation has a quota module that allows control of risk positions per portfolio, as well as compliance with policies on authorised maximum terms. Additionally, the Middle Office produces daily reports on compliance with the limits, and submits the corresponding monthly report to the Board of Directors.
A committee also exists with members of the Board of Directors; this committee meets when important market movements affecting results occur, to make portfolio decisions.

These tools allow the adequate management of risks inherent to the treasury business. Investment has been made also for training personnel working in risk management and there adequate and enough structure exists.

On the other hand, according with Circular Letter 049 of September 2008 issued by the Superintendence of Finance that establishes changes in derived financial instruments and structured products, the Corporation took the relevant steps in the different aspects in order to comply with the provisions thereunder.

Finally, Corficolombiana developed training plans during 2008 for all employees obliged to certify under the AMV regulations to comply with this requirement. As of the closing of 2008 all employees compelled to comply with, have been certified.

Liquidity Risk

In the assets and liabilities committee (ALCO) we review the weekly flow to establish the liquidity profile of the Corporation of the present and future weeks. Internal short and long term indicators also exist with established limits and monthly monitored by the Board of Directors that are detailed in the notes to the financial statements and allow an adequate management of this risk.

During 2008 the management of the liquidity risk was grounded in the compliance with External Circular Letter 016 of 2008 that modifies chapter VI of External Circular Letter 100 of 1995 and establishes the Rules Relative to the Liquidity Risk Administration System (SARL). Corficolombiana designed a work chronogram to adjust to the new regulations. Satisfactory tests to the applications were performed so that from January 2009 the Liquidity Risk Indicator (IRL) is reported to the Superintendence of Finance.

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Credit Risk

This risk is managed particularly in the treasury business, by means of the approval of quotas that are distributed in different categories depending on the type of product and that may be combined in certain events according with the explanation in the notes to the financial statements.

In order to guarantee and monitor compliance with these quotas, the Corporation has tools as the system on-line limit module where treasury operations are recorded and additionally, it is complemented with the counterparty limit module of transactional systems that are also managed by the risk area.

Internationally accepted technical methodologies exist for the assignment of limits both for financial and non financial sector entities.

Operational Risk

Corficolombiana has defined as operating risk, losses caused by faults or weaknesses in processes, in people and in internal systems, or due to external events.

The most important improvements with respect to operation risk made in the second semester of 2008 were as follows:

- An operational risk indicator measurement methodology was applied from July 2008.
- A business intelligence application was implemented with which the company may: a) consult and manage its operational risk maps, b) consult and manage operational risk events, c) consult and manage the evolution of its main operational risk indicators and d) consult statistical information inherent to the tool that allow the company to follow-up more effectively the operational risk management.
- A virtual training tool was implemented that enabled the company to train 95% of the entity employees in operational risk issues.
- With respect to the operational risk data base as of December 31st, it had 201 records with the following distribution:

Type of event	**# of records**
Faults in processes	120
Faults in systems	40
Other	41

Process	**# of records**
Of mission	152
Support	37
Strategic	12

Type of loss	**# of record**
Type B (with no impact on P&L)	168
Type A (with impact on P&L)	27
Type C (almost loss)	6

The 27 events recorded type A amount $94.8 million.

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- With respect to the Business Continuing Plan, in the second semester a second test of internal and external applications was made and contingency protocols of Banco de la República (Central Bank), Deceval (Colombian Centralised Securities Deposit) and Bolsa de Valores de Colombia (Colombian Stock Exchange) were tested.

Assets laundering risk

The assets laundering risk and the financing of terrorism are defined as the possibility of economic loss or of harm to the good name that the Corporation could suffer should it be used directly or indirectly or by means of its operations as an instrument for assets laundering and/or to channel resources for terrorism activities.

By virtue of the aforementioned, and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has a Risk Management System for Preventing Assets Laundering and Terrorism Financing SARLAFT, that is mainly integrated by stages and elements that contain the policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks, knowledge of the client and his/her operations with the Corporation, monitoring of transactions, training of personnel and co-operation with the authorities. This system is contained in the SARLAFT manual approved by the Board of Directors, and is administered by the Compliance Official who is responsible for constantly evaluating prevention mechanisms in order to establish their effectiveness and compliance by every official of the Corporation.

The SARLAFT was created by Superintendencia Financiera de Colombia by means of External Letter 22 of April 19, 2007 and its modifications in External Circular Letters 61 of December 2007 and 26 of June 2008. By virtue of these instructions, the Corporation transformed the Integral System for Asset Laundering Prevention SIPLA, in the Risk Management System for Preventing Assets Laundering and Terrorism Financing SARLAFT; for this reason the Board of Directors, following the recommendation by the administration and the Compliance Officer, approved the corresponding updates to the SARLAFT Manual.

Supervision of controls for preventing these risks is done by the Compliance Official and his/her substitute; the Management and the Board of Directors also supervise through the reports submitted by the Compliance Official. Additionally the Comptrollership and the Statutory Auditor Office make their evaluations with the purpose of evaluating if internal controls established are being efficient to prevent the risk.

ADMINISTRATIVE CONDITION

As of December 31st, 2008, the Corporation had 299 employees, with an 8.28% reduction vs. 323 employees as of the closing of 2007.

This staff reduction, result of a process the Corporation began for the optimisation of the organisation structure, and the implementation of actions for the rationalisation of expenses both allowed that execution of these items during 2008 were less 12.0 % than budgeted for that same period.

Additionally, in response to the new commercial strategy of Banca Privada (Private Bank), the Corporation decided to make important modifications in the structure of offices, processes and technologic support; implementation began in December with the Bogota office and shall continue during the first quarter of 2009 in other cities. These changes, as the review of processes in other businesses and areas of

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the Corporation are oriented towards greater efficiency and productivity required for complying with intended objectives.

TECHNOLOGICAL ADVANCES

During the second half of 2008, the Corporation continued developing its strategic platform with important support projects to the daily operation of the Corporation, as:

- Development and implementation of the Customer Service Module of the Call Centre for Corficolombiana and Subsidiaries.
- Improvements to analytical models of the operational risk management system (SARO) and asset laundering risk (SARLAFT).
- Implementation of Phase II of the requirements provided under Circular Letter CE 052-07 of the Superintendence on "Minimum requirements for security and quality in management of information through the media and distribution channels for products and services for customers and users".
- Optimisation by means of the automation of processes of information back-up copies of central servers.
- Optimisation of operative processes of the Private Bank unit in CDT (Term Deposit Certificates) application.
- Implementation of the new regulations in the application for support for the currency desk businesses.
- Implementation of the new regulations required by UIAF.
- Development of the new website of Corficolombiana and Subsidiaries.

In compliance with numeral 4 of article 47 of Law 222 of 1995, modified by Law 603 of 2000, Corporaci6n Financiera Colombiana S.A. duly applied intellectual property and copyright regulations. Products and programs covered by copyright are duly licensed.

REPORT ON COMPLIANCE WITH CIRCULAR LETTER 052

In compliance with the provisions of External Circular Letter 052 of 2007 of the Superintendence of Finance, "Minimum security and quality requirements in the handling of information through the means and through product and services distribution channels for clients and users", Corporaci6n Financiera Colombiana S.A. has established the necessary procedures for its compliance; during the second half of 2008 most of the second phase was implemented. Following is a summary of the implementation strategies for this regulation:

Security and Quality

The following activities took place in order to comply with the provisions on Security and Quality of Information:

- Implementation of the evaluation methodology for compliance with Standards ISO 17799 and 27001.
- Implementation of the infrastructure for encryption of mails for the customers.
- Update of user administration procedures and installation of computer equipment.
- Implementation of systems that support customer operations of product personalisation mechanisms.
- Synchronisation of server clocks and work stations as required by the circular letter.

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Third Parties – Outsourcing

We sent critical providers a letter asking for the certification of the existence of duly documented and certified business continuity plans.

Documentation

Systems were updated to allow an adequate record of operations conducted in each channel and product.

Disclosure of Information

Systems were implemented to settle and inform the customers on the cost of their transactions and for issuing support documents for their transactions.

Office Channel

Mechanisms for encrypting all information travelling among offices and data processing centres according with the corresponding regulations.

ASSETS LAUNDERING PREVENTION AND CONTROL SYSTEM

In compliance with the provisions of articles 102 to 105 of the Financial System Organic Statute and in chapter XI of title I of External Circular Letter 07 of 1996 Basic Legal Circular Letter issued by the Superintendence of Finance of Colombia, the Corporation has implemented prevention mechanisms in order to avoid the entity being used to channel money coming from or with destination to delinquent activities.

With the issuance of External Circular Letters 22 and 61 of 2007, and 26 of 2008, the Superintendence of Finance of Colombia gave instructions so that entities supervised implement an asset laundering risk administration system and of terrorism financing SARLAFT. The Corporation took steps for the implementation of changes in the prevention system during the second half of 2007 and the first half of 2008 in order to comply with the provisions of the Superintendence.

The Corporation has a Compliance Unit within the structure of the organisation, with a Compliance Unit directed by the Compliance Officer and with the human, technical and operative resources necessary to fulfil its prevention and control mission.

During the second semester of 2008 the Board of Directors and the Presidency evaluated the operation of the prevention system. To this effect, at the beginning of the year the 2008 Annual Compliance Plan was submitted. The Presidency has permanently monitored its development and the Compliance Officer has presented reports to this respect to the Board of Directors as established by in force regulations.

With respect to the duty of cooperating with the authorities, the Corporation timely prepared the reports established for the Information and Financial Analysis Unit UIAF. Information requirements submitted to the Corporation by competent authorities were also complied with.

Among its policies, the entity does not exonerate any client or counterparty from filling de cash transaction form or from complying with the entailment requirements provided under external and internal regulations.

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DISCLOSURE AND CONTROL SYSTEM FOR FINANCIAL INFORMATION

In compliance with the provisions of article 47 of Law 964 of 2005 on the responsibility of legal representatives of securities issuers in the establishment and maintenance of adequate disclosure and control systems for financial information, during the second half of 2008 there have been no deficiencies in internal controls that prevent the Corporation, from recording, processing, summarising and duly presenting the financial information nor frauds have existed that affect the quality of the corporation financial information, nor changes in the methodology for the evaluation it.

NEW LEGAL PROVISIONS

1. Invoice as Security/Bond

Congress of the Republic. Law 1231 of 2008 of July 17, 2008 *"Whereby an invoice is unified as security/bond as a financing mechanism for the micro, small and medium entrepreneur and other provisions are issued"*

This Law, in effect from October 17, 2008, modifies the provisions of the mercantile law relative to the purchase and sale invoice/security granting the "invoice" the character of security/bond that may be issued not only in case of purchase and sale of goods but also in case of the provision of services.

Requirements the invoice must comply with in order not to loose its security condition are listed in article 3°, among which are those mentioned in articles 621 of the Code of Commerce and 617 of the National Tax Statute.

It is expressly provided that the issuer, seller or service provider shall issue one original and two copies of the invoice; the issuer maintains the original as security, one copy for accounting and the other for the customer. This provision looks for repairing difficulties related to tax regulations, because now the buyer or who receives the service receives one copy complying with the issuance requirement therein provided.

Another important aspect is that the purchaser or beneficiary of the service may not allege misrepresentation or undue representation by the person receiving the goods or the service in its premises for the acceptance of the security that shall be deemed irrevocably accepted in all cases should and claim against its content is not presented within ten (10) calendar days after receipt.

On the other hand, due to the condition as security/bond of the invoice, every provision that limits, restricts or prohibits its free circulation or acceptance shall be taken as not written; the aforementioned to make its negotiation easy and thus strengthen factoring as company financing mechanism.

Natural or legal persons who provide portfolio purchase services with discount are obliged to verify the origin of the securities they acquire to avoid that the operations they make may be used directly or indirectly as an instrument for money laundering or for financing terrorism or to hide assets coming from those activities.

This Law was regulated by means of Decree 4270 of 2008 that allows that companies with pre-printed sale-purchase invoices/securities in existence with an in force authorisation of DIAN use them until they are finished, until the authorisation expires or until February 28, 2009 whichever occurs first.

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2. Productivity and competitiveness Law.

Congress of the Republic. Law 1253 of November 27, 2008 *"Whereby Productivity and Competitiveness are regulated and other provisions are issued".*

By means of this Law the importance of improving national competitiveness is emphasised to obtain a better insertion of Colombia in global economy and a better exporting performance as an essential requirement for the economic development of the country.

To attain these goals, the Law determines that:

- The National Government shall guard the development of policies and programs with impact on productivity and competitiveness in co-ordination with private and public sector entities.
- The Government and the Congress shall watch that the formulation of the Development National Plan law is aligned with the strategic goals of Colombian international competitiveness.
- CONPES shall present reports on Colombia's international competitiveness in transversal, regional and sector factors.
- In the general part of the Development National Plan objectives, goals, priorities, policies and strategies for increasing productivity and improving competitiveness shall be indicated.
- Territorial entities shall indicate objectives, goals, priorities, policies and strategies for increasing productivity and improving competitiveness.

3. Simplified Joint Stock Company (Sociedad por acciones simplificada).

Congress of the Republic. Law 1258 of 2008 of December 5, 2008 *"Whereby the simplified joint stock company (sociedad por acciones simplificada) is created."*

The Law creates a new company form without many of the formalities that are in force for the types of companies regulated in the Code of Commerce. Among the main aspects of the SAS, the following are the most important:

1) The company may be constituted by one or many persons, natural or legal.
2) The company may freely configure its organic structure. The board of directors, for example, is not compulsory. Should no statute provision exist, it shall be understood that the assembly or the only stockholder exercise the functions of article 420 of the Code of Commerce and the legal representative shall be in charge of the administration.
3) Stockholders shall only respond up to the amount of their contributions. Therefore, except in the cases on which the figure is used for defraud, the stockholder or stockholders do not respond in his or their own capacity for any company obligation including labour and tax obligations or obligations of any other nature.
4) Is a capital company (sociedad de capital) with exclusive commercial nature, independently from the activities provided in its corporate purpose that may be limited.
5) For tax effects it is governed by laws applicable to corporations.

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6) Stock and other securities it issues may not be registered in Registro Nacional de Valores y Emisores (National Registry of Securities and Issuers) nor be negotiated in the Stock Exchange.

7) It is possible to subscribe and pay capital in conditions, proportions and terms different to those provided for corporations.

8) Restrict stock negotiability, submit stock transfer for the authorisation of the assembly and anticipate stockholders exclusion causes are also allowed.

9) It implies disappearance of uni-personal companies of Law 1014 of 2006.

10) Any company may be transformed in a Simplified Stock Company (Sociedad por Acciones Simplificada) (SAS)

11) Conflicts within this company shall be adjusted by means of arbitration or amicable settlement. Should no specifications exist, conflicts shall be solved by the Superintendence of Companies (Supersociedades) through a verbal summary process.

4. Habeas Data Law

Congress of the Republic. Law 1266 of December 31, 2008 "*whereby habeas data general provisions are issued and handling of information contained in personal data bases, specially financial, credit and commercial information, of services and that coming from other countries is regulated, and other provisions are issued*"

The purpose of the law is to develop the constitutional right of all persons to know, update and rectify their information on Data Banks, and all other constitutional powers, rights and guaranties related to collection, treatment and circulation of personal data and the right to information established under article 20 of the Political Constitution, particularly with respect to financial, credit and commercial information, and information on services and coming from other countries.

The regulation provides that positive character information remains indefinitely in data banks. Negative information shall have a maximum permanence term. When this term expires, negative information must be withdrawn from the data bank by the operators, so that users have no access to such information. Report term for this type of information is of four years from the date on which the un-cancelled obligation has been paid; if delay payment is less than two years, the report shall only be available for twice the time of the delay.

Holders of information who, when the law came into effect, had already paid their reported obligations and whose negative information had remained in data banks for at least one year after payment of the obligations, shall benefit with the immediate expiry of the negative information. If they have not remained for one year in the data banks, the report shall continue for the time remaining until one year has elapsed, from the date of cancellation of the obligations.

Information holders who pay their reported obligations within the following six (6) months to the regulation coming into effect, shall remain with such negative information in the data banks for a one (1) year term from the date of payment of such obligations. Once this term falls due, the negative data must be automatically withdrawn form the data banks. The holder of the information shall loose this benefit if he/she incurs in a new delay, on which event the report shall again reflect all former defaults under the terms provided under article 13 of Law 1266 of 2008.

Before any negative information report, information sources shall send the holder of the information a communication notifying they shall proceed to report such information, in order that the holder may

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demonstrate payment or pays the obligation, and argue aspects such as the amount of the obligation or instalment and due date.

The Superintendence of Industry and Trade and the Superintendence of Finance may sanction those who ignore their obligations, prior exhaustion of the corresponding procedure.

For compliance with the provisions contained in Law 1266 of 2008, the persons who when the Law enters in effect, work in any of the activities therein regulated, shall be conceded a term of up to six (6) months.

5. Inscription of guaranty mercantile trust agreements

Ministry of Trade, Industry and Tourism. Decree 2785 of July 31, 2008, "*whereby article 123 of Law 1116 of 2006 is regulated, with respect to the inscription of mercantile trust agreements with guaranty purposes that appear in private document in the mercantile registry, and other provisions are issued*".

The Decree provides that mercantile trust agreements with guaranty purposes celebrated by trader natural persons and legal persons not excluded from the insolvency regime and that appear in private document, and their termination and modifications with respect to the type of agreements, parties and goods given in trust, shall be inscribed by the trustor in the mercantile registry of the chamber of commerce with jurisdiction at the domicile of the trustor.

In the event the aforementioned obligation is not complied with, mercantile trust agreements shall not exist for third parties.

The obligation to inscribe the following documents generated within the insolvency process at the mercantile registry is also provided: a) award for beginning the insolvency process; b) confirmation award of the reorganisation or award agreement; c) award establishing the end of the process and, d) court orders subject to registration with respect to the acknowledgement of a foreign process.

6. Interbank compensation

Ministry of Finance and Public Credit. Decree 3222 of 2008 of August 29, 2008, "*whereby Decree 1207 of 1996 is modified* " (Regulations for the Performance of the Interbank Compensation Chamber of Banco de la República).

The Decree provides that Banco de la República (Central Bank) shall continue providing the interbank compensation service that includes cheques and other payment documents submitted therefore. Within the aforementioned, besides payment documents provided initially under Decree 1207 of 1996, the following are included: a) Physical payment instruments by Banco de la República; b) Interbank electronic transferences through ACH; c) Banco de la República high value payment system electronic transferences on which the payment originator is a third party and this third party identifies itself, and also the transaction giving place to payment; d) Debits made to deposit accounts for compensation adjustments.

7. General investment regime of foreign capital investment in Colombia and of Colombian capital abroad.

Ministry of Finance and Public Credit. Decree 3913 of October 8, 2008 "*Whereby the General Investment Regime of foreign capital in Colombia and Colombian capital abroad is modified*"

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This decree modifies again literal d) of article 10 of Decree 2080 of 2000, allowing the remittance abroad of the product of investments in the country with no conditions of any kind.

It also eliminates the requirement for foreign capital portfolio investment of constituting a deposit in the Central Bank (Banco de la República) for an amount equivalent to 50% of the investment value.

Additionally, it derogates the provision by which in case of liquidation of the foreign capital investment funds' investments constituted for investing exclusively in stock or bonds compulsorily convertible in stock, resulting resources could only be re-invested in the same initial conditions.

Finally, it establishes that who as of the date of the issuance of the Decree have deposits constituted in compliance with the requirement for the foreign capital portfolio investment, may withdraw them for their nominal value, as provided by Banco de la República.

8. State of social emergency

Ministry of Finance and Public Credit. Decree 4333 of November 17, 2008 *"Whereby the state of social emergency is declared"*.

By reason of the social and economic crisis that was present in the country created by legal and natural persons who irregularly massively captured money from the public with no legal authorisation for doing so, the National Government considered it essential to decree the so called "State of Social Emergency" in all the Republic, in order to count on expedite procedures, abbreviated mechanisms and other legal tools necessary to solve the crisis.

This measure was adopted by means of Decree 4333 of November 17, 2008, whereby it was established that exceptional regime in the national territory for a term of thirty (30) days; the President was granted faculties, with only the signature of all his ministers, to issue decrees with the force of law, exclusively to solve the crisis and prevent the extension of its effects.

Subsequently, Decree 4704 of December 15, 2008 was issued, whereby the state of social emergency was again declared in the national territory for another 30 days.

Based on the extraordinary faculties derived from the state of social emergency, the following decrees were issued:

a. Decree 4334 of November 17, 2008 that determines the intervention procedure by the National Government through Superintendencia de Sociedades (Superintendency of Companies), by its own initiative or at the request of the Superintendence of Finance, in businesses, operations and equity of natural or legal persons that develop or participate in the financial activity without the due governmental authorisation. To this end the supervisor entity is granted ample faculties for entering upon possession of goods, properties and businesses of such persons, in order to return and preserve menaced public interest.

   Some of the articles of this provision were modified by Decree 4705 of 2008, in order to grant additional faculties to the Inspector Agents and the Superintendencies of Finance of Colombia and of Companies that enable them the protection and preservation of the menaced social order.

b. Decree 4335 of November 17, 2008 that compels the District or Municipal Mayor to preventively close trade establishments, offices or any other place when it is inferred that in such places non authorised capturing activities or massive collection of money from the public take place.

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Additionally, it establishes as a very serious misconduct of public officials depositing or giving money to natural or legal persons who participate in a financial activity without the due governmental authorisation.

c. Decree 4336 of November 17, 2008 that modifies article 316 of the Penal Code that typifies the massive and habitual capturing of money from the public without authorisation, in order to increase penalties thereunder and cover as an aggravating circumstance, the use of media or massive disclosure.

   It also incorporates a new article to the criminal provisions, article 316 A, that establishes prison and money sentence, independently form the sanction for illegal capturing, should the criminal active subject not return the money obtained.

d. Decree 4449 of November 25, 2008 that reforms article 325 of the Penal Laws increasing the penalty provided for the control omission crime. It also additions article 325 A that refers to the "omission of reports on cash transactions, moving or storage of cash", crime in which a person incurs who compelled to do so, deliberately omits compliance with the reports to the UIAF. Excepted from this crime are employees or administrators of financial institutions or cooperative societies with savings and loan activities, to whom the control omission crime shall be applied.

e. Decree 4450 of November 25, 2008 that adds a clause to article 305 of the Penal Code relative to the usury crime, to punish those who incur in the behaviour using the condition of sale with resale agreement or the periodically collection mechanism.

   This decree was regulated by Decree 4865 of December 30, 2008 under which the formula to be applied to establish profit or advantage in periodic collections is determined, understanding by such collections those done with fixed or variable regularity.

9. Increase in real estate tax valuations

Departamento Nacional de Planeación (National Planning Department). Decree 4787 of 2008 of December 19, 2008 "*whereby increase percentages for real estate tax valuations are established for fiscal year 2009*".

This Regulation establishes that:

- Real estate tax valuations for urban and rural properties formed or updated during 2008 shall govern from January 1st, 2009 in the municipalities or areas where made.
- Real estate tax valuations for urban properties not formed and formed in force during 2008 and former years, shall be adjusted from January 1st, 2009 in five point zero (5.0%).
- Real estate tax valuations for rural properties not formed and formed in force during 2008 and former years, shall be adjusted from January 1st, 2009 in five point zero (5.0%).

10. Negotiation of stock and bonuses convertible in stock

Ministry of Finance and Public Credit. Decree 4808 of December 23, 2008, whereby "*the negotiation of stock and bonuses compulsory convertible in stock inscribed in stock exchanges, of derived financial instruments with subjacent assets that are stock inscribed in such stock exchanges and of other variable income securities that are inscribed in those stock exchanges is regulated, and other provisions are issued*".

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By means of this decree the provisions on negotiation of stock and bonuses compulsory convertible in stock inscribed in the stock exchanges, of derived financial instruments with subjacent assets that are stock inscribed in the stock exchanges and of other variable income securities inscribed in such stock exchanges are modified.

Specifically, it establishes operation modes that stock exchanges may authorise in their systems with values object of the mentioned decree and prohibits them to assume the character of counterparties in the operations they make through the systems they manage.

Besides establishing the duties of the stock exchanges with respect to the negotiation of variable income securities, among which is that of monitoring offers, positions and operations, it determines that the stock exchanges shall maintain and preserve all information relative to the operations, orders, positions and those messages or notifications made through their systems.

It also establishes the minimum content of the regulations stock exchanges adopt for the operation and running of the aforementioned securities negotiation systems and establishes the grounds under which, they may discretionally suspend their negotiation, and the negotiation suspension duty due to a decrease in the price index.

11. Guaranty Regime in public administration engagement

Ministry of Finance and Public Credit. Decree 4828 of December 24, 2008, *"whereby the guaranty regime in Public Administration Engagement is issued"*

The Decree regulates risk coverage mechanisms in contracts governed by Law 80 of 1993 and Law 1150 of 2007, whereby compliance with the obligations that arise to the favour of public entities is guaranteed.

It is indicated that the amount, term and protection or coverage of the guaranties shall be determined considering the purpose, nature and characteristics of each contract, the risks to be covered and the regulations contained in the Decree. In contracting processes, foreign natural or legal persons with no domicile or subsidiary in Colombia may grant as guaranty, standby promissory notes issued abroad.

12. Legal Controls

Superintendence of Finance of Colombia. External Circular Letter 041 of August 29, 2008. *Modifications to Chapters XIII-1 and XIII-5 Legal Controls of Accounting and Financial Basic Circular Letter (External Circular Letter 100 of 1995).*

Considering among others, adjustments made for the calculation of the technical equity and for legal controls of the solvency ratio, and changes made to the PUC (Plan Unico de Cuentas - Account Plan) applicable to the Financial System, by means of this Circular Letter the Superintendence of Finance decided to modify Accounting and Financial Basic Circular Letter incorporating adjustments to Chapter XIII-1 Legal Controls, Ratio of Weighted Assets by Risk Level (Credit and of Market), to O, 30 and 31 types of report and to Chapter XIII-5 on Minimum Solvency Ratio, Technical Equity and Technical reserves of Fondo Nacional de Garantías.

13. Treatment of financial options

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Superintendence of Finance of Colombia. Circular Letter 042 of August 29, 2008. *Gives accounting instructions relative to treatment of the financial options.*

It is established that the adequate expression to describe money that the purchaser of a financial option pays to the issuer or seller thereof, is called premium and not commission/fee. Such amount therefore, shall not be recorded in accounting as a commission/fee.

Additionally, it makes clear that premiums of financial options, paid, received and negotiated before September 1st, 2008 shall continue to be recorded following instructions in force as of the date of their execution, whilst premiums paid and received and negotiated between September 1st, 2008 and June 30, 2009, shall be recorded in the corresponding sub-accounts of the asset account "Profit or Loss in options valuation".

Additionally, it establishes that in order to make an adequate disclosure of economic facts, entities controlled shall distinguish, in the active account "Profit or Loss in options valuation", if the operation was made before September 1st, 2008.

14. Securities available for sale

Superintendence of Finance of Colombia. External Circular Letter 043 of August 29, 2008. *Modification to Chapter I of Accounting and Financial Basic Circular Letter.*

It allows entities controlled by the Superintendence of Finance of Colombia to use securities ranked as "available for sale" in the constitution of guaranties for negotiation of derivative financial instruments whose counterparty is a counterparty central risk chamber authorised by the controlling entity.

15. Derivative financial instruments and structured products

Superintendence of Finance of Colombia. External Circular Letter 044 of August 29, 2008. *Modification of the transition regime established in External Circular Letter 025 of 2008 on derivative financial instruments and structured products.*

It is specifically established that valuation regulations applicable to operations with derivative financial instruments, structured products and structured notes, made before September 1st, 2008 shall continue in force until their termination, whether until their expiration date or before, should according to a mutual agreement between contracting parties, they are previously liquidated and complied with.

Additionally, it determines that entities that decide to change the valuation regime of all or some of the derivative financial instruments' types or categories, independently from the subjacent, and structured products they may do so, previously informing the decision to the Superintendence of Finance of Colombia.

16. Pre-judicial collection

Superintendence of Finance of Colombia. External Circular Letter 048 of September 25, 2008. *Instructions related to the conditions of the pre-judicial collection.*

With the purpose of giving protection to the financial consumer, the Superintendence of Finance of Colombia, through this Circular Letter, gives instructions to entities supervised, on the minimum regulations they must comply with in all pre-judicial collection actions with the aim of recovering their portfolio, warning that non compliance shall be considered a "non authorised practice":

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Among the instructions that supervised entities must comply with are the following:

- Abstain from making any collection resulting from pre-judicial collection expenses, not having begun a real activity to effectively do so.
- Put on documentary record of actions taken for portfolio recovery.
- Take respectful collection actions during adequate day hours for financial consumers, understanding for adequate time those hours that do not affect personal and familiar privacy of the debtor.
- Warrant that officials and third parties authorised to take collection actions immediately report payments made by the debtor.
- Issue a payment receipt for payments made by the debtor.

17. Statutory accountants of supervised or controlled entities

Superintendence of Finance of Colombia. External Circular Letter No.054 of October 21, 2008. *Rationalisation of functions of statutory auditors of supervised or controlled entities.*

With this provision, functions of the statutory auditor are rationalised trying that all actions the statutory auditor must take and all reports he/she must submit to the Superintendence of Finance of Colombia are circumscribed to the activities characteristic of his/her profession. Therefore, from January 1st, 2009, the obligation of the statutory auditor to certify the information indicated in the Circular Letter is eliminated, recognising that quality, sufficiency and opportunity of the information provided, and efficacy of internal control, are the responsibility first of all, of the administrators of the corresponding entity.

With respect to the election of the statutory auditor issue, Circular Letter indicates that the board of directors, through the Auditing Committee, must submit to consideration of the stockholders general assembly, the curriculum of possible candidates; the board of directors shall previously verify that candidates comply with the necessary requirements to adequately comply with their functions and that they have no incompatibilities or inabilities as provided under articles 205 of the Code of Commerce, 50 and 51 of Law 43 of 1990 and other applicable regulations.

18. National Numbering Agency

Superintendence of Finance of Colombia. External Circular Letter 064 of December 30, 2008. *Instructions relative to the beginning of operations of the National Numbering Agency.*

Security issuers inscribed in RNVE and entities controlled by the Superintendence of Finance of Colombia are instructed, with respect to the activities they shall develop for the beginning of operations of the National Numbering Agency on August 3, 2009, among which the adapting of their information systems, to be able to use ISIN and CFI codes and the inscription code in Registro Nacional de Valores y Emisores (RNVE) (National Registry of Securities and Issuers) assigned to them, under the new nomenclature, to future security issues or in circulation.

It is important to remember that according with the instructions of the Superintendence of Finance, the National Numbering Agency function shall be complied with by Depósito Centralizado de Valores de Colombia – DECEVAL S.A. (Securities Centralised Deposit of Colombia).

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OPERATIONS WITH SHAREHOLDERS AND ADMINISTRATORS

Operations made by the Corporation with its stockholders and administrators/managers adjust to the general policies of the entity. Those operations are duly detailed in the notes to the financial statements.

The Corporation states that according with the provisions of article 57 of Regulatory Decree 2649 of 1993, the information and statements that compose the financial statements have been duly certified and obtained from the accounting records of the entity, and prepared according with norms and accounting principles established in Colombia.

JOSE ELÍAS MELO ACOSTA
President

Note: the members of the Board of Directors welcomed the report presented by the President. It is placed on records that the information referred to under numeral 3 of article 446 of the Code of Trade was submitted, and admitted unanimously.

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Opinion and Financial Statements
As of December 31st, 2008

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Deloitte.

STATUTORY AUDITOR'S REPORT

To the shareholders of
CORPORACION FINANCIERA COLOMBIANA S.A.

I have audited the general balances of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st and June 30, 2008 and the related statements of results, of changes in the equity of the shareholders and of cash flows for the semesters then ending, and the summary of the main accounting policies and other explanatory notes.

The Corporation Management is responsible for the preparation and correct presentation of these financial statements in agreement with the accounting guidelines and practices established by Superintendencia Financiera de Colombia (the Colombian Superintendence of Finance). This responsibility includes the design, implementation and maintenance of an internal control system adequate for risk administration and the preparation and presentation of the financial statements, free of significant misstatements, due to fraud or mistake, and the selection and application of appropriate accounting policies, and making accounting estimations reasonable under the circumstances.

Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Los procedimientos de auditoría seleccionados dependen del juicio profesional del auditor, incluyendo su evaluación de los riesgos y errores significativos en los estados financieros. En la evaluación del riesgo, el auditor considera el control interno de la entidad que es relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoria que sean apropiados en las circunstancias. Una auditoría también incluye, evaluar los principios de contabilidad utilizados y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

Among the functions assigned to me is to render an opinion on these financial statements based upon my audits thereof. The necessary information to comply with my functions and to carry out my work according with audit standards generally accepted in Colombia was made available to me. Such standards require that I plan and conduct the audit to obtain a reasonable assurance on whether the financial statements are free from significant misstatements. Auditing financial statements includes an examination, on a selective basis, of the evidence that supports the figures and revelations of the financial statements. Selected auditing procedures depend on the professional judgement of the auditor, including his/her evaluation of risks and significant misstatements in the financial statements.

In risk evaluation the auditor takes into account the internal control of the entity that is relevant for the reasonable preparation and presentation of the financial statements, in order to design auditing procedures adequate for the circumstances. An audit also includes the evaluation of accounting principles used and significant accounting estimations made by the Management, and the evaluation of the general presentation of the financial statements. I believe that my audits provide reasonable basis for expressing my opinion.

In my opinion, the aforementioned financial statements, duly taken from the accounting books, reasonably present the financial position of CORPORACION FINANCIERA COLOMBIANA S.A. as of December 31st and June 30, 2008, the result of its operations, the changes in its equity, and its cash flows for the semesters ended on said dates, in conformity with accounting guidelines and practices established by the Superintendence of Finance (Superintendencia Financiera), applied on a consistent basis.

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Based upon my capacity as statutory auditor and the scope of my examinations as of December 31st and June 30th, 2008, I inform that accounting of the Corporation is carried in conformity with legal regulations and the accounting technique; operations recorded in the accounting books and the acts of Management were adjusted to the By-laws of the company and the decisions of the Shareholders Assembly and the Board of Directors; correspondence, account vouchers and minute and share registry books are duly kept and preserved; recording of provisions for goods received in payment, and the adoption of the Sistema de Administración de Riesgos de Mercado – SARM (Market Risks Management) were made, in all material aspects, according with the criteria and proceedings established under Circular Letter 100 of 1995 of Superintendence of Finance of Colombia; the management report is in good agreement with the basic financial statements, and contributions to Sistema de Seguridad Social Integral (Integral Social Security System) were duly and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests indicates that the Corporation has followed adequate internal control and conservation and custody measures for its assets and those of third parties under its custody. My recommendations on internal controls have been stated in separate reports addressed to the Management.

NELSON GERMÁN SEGURA GARZON
Statutory Auditor
Professional Card N° 24750-T
Appointed by Deloitte & Touche Ltda.

January 30, 2009.

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Financial Statements
July - December
2008

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CORPORACION FINANCIERA COLOMBIANA S.A.

CORPORACION FINANCIERA COLOMBIANA S. A.
General Balances
December 31 and June 30, 2008
(Stated in Million Colombian Pesos)

ASSET	Notes	AS OF: 31/12/2008 DD/MM/YYYY		AS OF: 30/06/2008 DD/MM/YYYY	
AVAILABLE	(Notes 3 and 21)	$	86,339.7	$	126,906.7
INTERBANK FUNDS SOLD AND REPURCHASE AGREEMENTS	(Note 4)		85,428.8		168,026.8
INVESTMENTS	(Notes 5 and 24)		2,706,712.7		2,678,410.1
Negotiable Debt Securities		235,550.8		240,522.2	
Negotiable Participative Securities		68,826.9		58,571.5	
To maintain until Maturity		0.9		-	
Available for Sale in Debt Securities		459,804.4		338,495.5	
Available for Sale in Participative Securities		1,587,566.3		1,708,612.9	
Investments Repurchase Rights		363,856.4		445,477.0	
Minus: Provision		(8,893.0)		(113,269.0)	
ACCEPTANCES AND DERIVATIVES	(Note 6)		(16,394.3)		(11,180.0)
Derivatives		(16,394.3)		(11,180.0)	
Rights		4,745,127.1		5,777,136.1	
Obligations		(4,761,521.4)		(5,788,316.1)	
ACCOUNTS RECEIVABLE	(Notes 7 and 21)		30,404.0		47,131.5
Interest		220.6		326.0	
Commissions and Fees		2,347.2		2,913.7	
Payment on account of Commercial Customers		0.7		3.4	
Other		29,807.6		45,835.6	
Minus: Provision		(1,972.1)		(1,947.2)	
REALISABLE GOODS AND RECEIVED IN PAYMENT	(Note 8)		5,454.7		5,230.7
Goods received in Payment different to Housing		25,133.4		25,491.1	
Goods not used in the Corporate Purpose		585.9		585.9	
Minus: Provision		(20,264.6)		(20,846.3)	
PROPERTY AND EQUIPMENT, NET	(Note 9)		9,715.8		9,933.3
Land, Buildings and Constructions under way		14,144.7		14,129.6	
Office Equipment, Furniture and Fixtures		8,744.2		8,823.7	
Computers		9,227.2		9,081.2	
Other		1,179.3		1,080.7	
Minus: Accumulated Depreciation		(23,579.6)		(23,181.9)	
OTHER ASSETS	(Notes 10)		76,676.7		53,280.6
Permanent Contributions		98.2		98.2	
Early Expenses and Deferred Charges		2,816.9		3,439.4	
Other		96,614.4		71,137.3	
Minus: Provision		(22,852.8)		(21,394.3)	
VALORISATIONS	(Notes 5 and 21)		460,209.4		430,452.1
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no quotation in the Stock		433,702.0		403,948.2	
Property and Equipment		26,507.4		26,503.9	
DEVALORISATIONS	(Note 5)		(13,633.2)		(38,092.9)
Investments Available for Sale in Participative Securities of Low or Minimum Marketability or with no quotation in Stock Exchange					
TOTAL ASSETS		$	3,430,914.3	$	3,469,098.9
CREDITOR CONTINGENT ACCOUNTS PER CONTRA	(Note 19)	$	345,665.8		192,261.5
DEBTOR CONTINGENT ACCOUNTS	(Note 19)		853,078.6		433,387.9
DEBTOR MEMORANDUM ACCOUNTS	(Note 20)		5,122,272.5		7,821,005.7
CREDITOR MEMORANDUM ACCOUNTS PER CONTRA	(Note 20)		2,776,802.4		5,456,212.9
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$	9,097,819.3	$	13,902,868.0

LIABILITIES AND EQUITY	Notes	AS OF: 31/12/2008 DD/MM/YYYY		AS OF: 30/06/2008 DD/MM/YYYY	
DEPOSITS AND CURRENT LIABILITIES	(Notes 11 and 21	$	1,055,008.9	$	1,045,851.8
Term Deposit Certificates		801,849.0		798,403.6	
Savings Deposits		205,908.7		242,320.2	
Other		47,251.2		5,128.0	
INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS	Note 12)		350,644.4		435,423.7
ACCOUNTS PAYABLE	(Notes 13 and 21)		63,938.5		76,029.1
Interest		15,052.6		18,625.8	
Commissions and Fees		-		3.5	
Dividends and Surplus		43,291.8		35,620.2	
Other		5,594.1		21,779.6	
OTHER LIABILITIES	(Note 14)		4,182.8		8,195.4
Consolidated Labour Obligations		1,849.9		1,944.0	
Early Income and Deferred Payments		1,053.6		4,992.3	
Retiring Pensions		1,279.3		1,259.1	
ESTIMATED LIABILITIES AND PROVISIONS	(Note 15)		4,039.1		8,958.9
Labour Obligations		1,256.3		813.1	
Taxes		101.2		4,830.6	
Other		2,681.6		3,315.2	
TOTAL LIABILITIES			1,477,813.7		1,574,468.9
EQUITY			1,953,100.6		1,894,640.0
CORPORATE CAPITAL Divided in 170.161.992 Shares with Nominal Value of $ 10.oo each	(Note 16)		1,701.6		1,683.4
RESERVES	(Note 17)		1,169,814.7		1,168,009.8
Legal Reserve		641,627.2		617,134.5	
Statutory and Occasional reserves		528,187.5		550,875.3	
SURPLUS OR DEFICIT			654,118.2		627,635.3
Non Realised Profit or Loss in Inv.		207,542.0		235,276.1	
Available for Sale	(Note 18)				
Valorisations		460,209.4		430,452.1	
De-valorisations		(13,633.2)		(38,092.9)	
PROFIT OF THE PERIOD			127,466.1		97,311.6
TOTAL LIABILITIES AND EQUITY			3,430,914.3		3,469,098.9
CREDITOR CONTINGENT ACCOUNTS	(Note 19)	$	345,665.8	$	192,261.5
Endorsements and guaranties		107,005.1		79,118.6	
Other Contingencies		238,660.7		113,142.9	
DEBTOR CONTINGENT ACCOUNTS PER CONTRA	(Note 19)		853,078.6		433,387.9
DEBTOR MEMORANDUM ACCOUNTS PER CONTRA	(Note 20)		5,122,272.5		7,821,005.7
CREDITOR MEMORANDUM ACCOUNTS	(Note 20)		2,776,802.4		5,456,212.9
TOTAL CONTINGENT AND MEMORANDUM ACCOUNT		$	9,097,819.3	$	13,902,868.0
PROFIT PER SHARE (in Pesos)		$	753.12	$	583.31

Attached notes are integral part of the financial statements

JOSÉ ELÍAS MELO ACOSTA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTÍZ
ACCOUNTANT (*)
T. P. 40995-T

NELSON GERMÁN SEGURA GARZÓN
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See my report attached hereto)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements contained under these financial statements and that they have been faithfully taken from the accounting books.

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CORPORACION FINANCIERA COLOMBIANA S. A.
Profit and Loss Statements
December 31 and June 30, 2008
(Stated in Million Pesos)

		PERIODS			
		FROM 01-07-2008 DD/MM/YYYY	TO 31-12-2008 DD/MM/YYYY	FROM 01-01-2008 DD/MM/YYYY	TO 30-06-2008 DD/MM/YYYY
DIRECT OPERATING INCOME	(Note 22)	$	966,559.1	$	817,204.0
Interest		11,848.8		8,604.3	
Profit in Neg Investment Valuation Debt Securities		18,926.4		7,136.6	
Profit in Neg Investment Valuation Participative Securities		1,576.5		6,620.3	
Profit in Investment Valuation to maintain until Maturity		2,522.2		3,778.0	
Profit in Investment Valuation Available for Sale Debt Securities		33,500.6		37,034.8	
Realised Profit in Investment Available for Sale		1,096.5		26.2	
Commissions and Fees		3,619.4		6,222.8	
Profit in Valuation of Derivatives		551,820.4		610,047.5	
Profit in Valuation of Cash Operations		3,936.3		4,264.8	
Changes		311,146.5		129,803.6	
Profit in Sale of Investments		26,565.5		3,665.1	
DIRECT OPERATING EXPENSES			923,067.8		806,686.3
Interest		79,177.1		70,983.4	
Realised Loss in Investments Available for Sale		375.3		-	
Commissions		1,912.1		3,972.0	
Loss in Valuation of Derivatives		548,114.8		579,167.3	
Changes		283,975.5		144,817.4	
Loss in Sale of Investments		4,575.5		2,695.1	
Loss in Valuation of Cash Operations		4,937.5		5,051.1	
OPERATING DIRECT RESULT			43,491.3		10,517.7
OTHER INCOME AND OPERATING EXPENSES - NET			79,885.5		54,510.6
OPERATING INCOME			121,917.8		98,990.3
Dividends and Participations		112,724.8		93,593.4	
Other	(Note 22)	9,193.0		5,396.9	
OPERATING EXPENSES			42,032.3		44,479.7
Personnel Expenses		12,408.4		13,076.0	
Other	(Note 23)	29,623.9		31,403.7	
OPERATING RESULT BEFORE PROVISIONS DEPRECIATIONS AND AMORTISATIONS			123,376.8		65,028.3
PROVISIONS			3,629.2		1,974.4
Investments	(Note 5)	639.6		1,778.7	
Accounts Receivable		1,323.3		89.1	
Other	(Note 24)	1,666.3		106.6	
DEPRECIATIONS - GOODS FOR OWN USE	(Note 9)		588.1		590.6
AMORTISATIONS			700.5		637.8
NET OPERATING RESULT			118,459.0		61,825.5
NON OPERATING INCOME	(Note 25)		12,971.6		41,816.3
NON OPERATING EXPENSES	(Note 21)		831.6		1,880.5
NON OPERATING NET RESULT			12,140.0		39,935.8
PROFIT BEFORE INCOME TAX			130,599.0		101,761.3
INCOME TAX AND COMPLEMENTARY	(Note 26)		3,132.9		4,449.8
PROFIT OF THE PERIOD		$	127,466.1	$	97,311.5

Attached notes are integral part of the financial statements

JOSÉ ELÍAS MELO ACOSTA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTÍZ
ACCOUNTANT (*)
T. P. 40995-T

NELSON GERMÁN SEGURA GARZÓN
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See my report attached hereto)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified statements contained in these financial statements and that they have been faithfully taken from the accounting books.

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CORPORACION FINANCIERA COLOMBIANA S.A.
Cash Flows Statements
Periods that ended on December 31 and June 30, 2008
(Stated in Million Pesos)

	December 2008	June 2008
Cash Flows for Operating Activities:		
Net Profit of the Period	$ 127,466.1	$ 97,311.5
Adjustments to Conciliate the Net Profit and the Net Cash Provided in Operation Activities:		
Provision Non Negotiable Investments Variable Income	639.6	1,778.7
Provision Accounts Receivable	1,323.3	89.1
Provision Goods Received in Payment	207.8	15.6
Provision Other Assets	1,458.5	21.1
Reimbursement Investments Provision	(6,279.8)	(8,997.1)
Reimbursement Accounts Receivable Provision	(111.1)	(3.1)
Reimbursement Goods Received in Payment Provision	(731.2)	(18.3)
Reimbursement Other Assets Provision	-	(0.6)
Investment Valuation, Net	(56,525.7)	(54,569.7)
Decrease Non realised Profit in Investments Available for Sale	(27,734.1)	(24,171.0)
Profit in Sale of Goods Received in Payment, Net	(256.5)	(3,118.4)
Profit in Sale of Property and Equipment, Net	(11.3)	(357.0)
Depreciations	588.1	590.6
Amortisations	700.5	637.8
Audited Profit	40,734.2	9,209.2
(Decrease) Increase Estimated Liabilities and Provisions	(4,919.8)	5,278.8
Decrease Other Liabilities	(4,012.6)	(2,249.7)
Decrease Accounts Payable	(12,090.6)	(6,958.6)
Decrease Accounts Receivable, Net	15,515.3	33,399.8
Increase in Other Assets	(25,555.1)	(12,844.3)
Decrease Goods Received in Payment	555.9	4,094.4
Net Cash Provided in Operation Activities	10,227.3	29,929.6
Cash Flow of Investment Activities:		
Sale of Investments	(68,949.5)	(51,535.6)
Profit in Sale of Investments, Net	(21,990.0)	(970.0)
Decrease Acceptances and Derivatives	5,214.3	43,956.3
Product of Sale of Investments	124,606.4	114,980.2
(Increase) Decrease Property and Equipment	(359.3)	746.6
Dividends Received in Cash	196.4	455.8
Net Cash Provided for Investment Activities	38,718.3	107,633.3
Cash Flow of Financing Activities:		
Increase Deposits and Current Liabilities	9,157.1	80,703.3
Decrease Interbank Funds Purchased and Repurchase Agreements	(84,779.3)	(109,192.9)
Dividends Paid in Cash	(95,488.4)	(70,620.7)
Net Cash Used in Financing Activities	(171,110.6)	(99,110.3)
(Decrease) Net Increase in Cash and Cash Equivalents	(122,165.0)	38,452.6
Cash at the Beginning of the Period	293,933.5	255,480.9
Cash at the End of the Period	$ 171,768.5	$ 293,933.5

Attached notes are integral part of the financial statements

JOSE ELIAS MELO ACOSTA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTANT (*)
T.P. No. 40995-T

NELSON GERMÁN SEGURA GARZÓN
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See my attached report)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified the statements in these financial statements and that these have been faithfully taken from the accounting books.

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CORPORACION FINANCIERA COLOMBIANA S. A.
Statement of Changes In Stockholder's Equity
Periods that ended on December 30 and June 30, 2008
(Stated in Million Pesos)

	Social Capital	Legal Reserve	Statutory and Occasional Reserves: Fiscal provisions	Statutory and Occasional Reserves: At the disposal of the Assembly	Statutory and Occasional Reserves: Economic Promotion	Statutory and Occasional Reserves: Economic Capitalisation	Statutory and Occasional Reserves: Total	Profit or Loss Non Realised in Investments	Valorisations	De-valorisations	Former Periods Results	Profit of the Period	Stockholders Equity
Balance as of December 31 2007	$ 1,653.8	574,784.8	380,652.3	182,810.9	8.8	4.4	563,476.4	259,447.1	330,852.4	(37,394.4)	-	100,398.9	1,793,219.0
Transfer of profits of the period to results of former periods	-	-	-	-	-	-	-	-	-	-	100,398.9	(100,398.9)	-
Liberation reserve for future distributions	-	-	-	(182,810.7)	-	-	(182,810.7)	-	-	-	182,810.7	-	-
Constitution Reserves on Valorisation of Investments Decree 2336/95	-	-	8,432.0	-	-	-	8,432.0	-	-	-	(8,432.0)	-	-
Constitution reserve for future distributions	-	-	-	161,777.6	-	-	161,777.6	-	-	-	(161,777.6)	-	-
Dividend in cash of $426.0 per share on 154.884.915 ordinary shares and 10.496.823 shares with preferential dividend subscribed and paid as of December 31 2007 This dividend shall be paid in six (6) monthly instalments within the following five (5) first days of each month from April 1, 2008	-	-	-	-	-	-	-	-	-	-	(70,620.7)	-	(70,620.7)
Dividend in shares of $257.27 per share on the 154.884.915 ordinary shares and of $257.27 per each share on the 10.496.823 preferential shares subscribed and paid as of December 31, 2007. This dividend shall be paid in shares, at 1 share per each 55.733796912 ordinary shares and 1 share with preferential dividend and with no right to vote for each 55.733796912 preferential shares subscribed and paid as of December 31, 2007. Payment of stock shall be made on April 3, 2008 to whom has the capacity of shareholder at the time payment becomes due in conformity with in force regulations. For this purpose, a total of 2.967.351 new shares will be issued, 2.779.012 ordinary shares and 188.339 preferential shares. Unit value of shares that shall be delivered shall correspond to the weighted average price of ordinary shares negotiated at the Stock Exchange in the week of January 21 to 25 2008, $14.338.51.	29.6	42,349.7	-	-	-	-	-	-	-	-	(42,379.3)	-	-
Movement of the Period	-	-	-	-	-	-	-	(24,171.0)	99,599.7	(698.5)	-	-	74,730.2
Profit of the Period	-	-	-	-	-	-	-	-	-	-	-	97,311.5	97,311.5
Balance as of June 30, 2008	$ 1,683.4	617,134.5	389,084.3	161,777.8	8.8	4.4	550,875.3	235,276.1	430,452.1	(38,092.9)	-	97,311.5	1,894,640.0
Transfer of Profits of the Period to results of former periods	-	-	-	-	-	-	-	-	-	-	97,311.5	(97,311.5)	-
Liberation reserve for future distributions	-	-	-	(161,777.8)	-	-	(161,777.8)	-	-	-	161,777.8	-	-
Constitution Reserves on Valuation of Investments Decree 2336/95	-	-	5,640.7	-	-	-	5,640.7	-	-	-	(5,640.7)	-	-
Constitution reserve for future distributions	-	-	-	133,449.3	-	-	133,449.3	-	-	-	(133,449.3)	-	-
Dividend in cash of $510.0 per share on 157.656.790 ordinary shares and 10.680.570 preferential shares subscribed and paid as of June 30, 2008 This dividend shall be paid in six (6) monthly instalments within the first five (5) days of each month from October 2008.	-	-	-	-	-	-	-	-	-	-	(85,852.1)	-	(85,852.1)
Dividend in shares of $202.85 per each share on the 157.656.790 ordinary shares and of $202.85 per each share on the 10.680.570 preferential shares subscribed and paid as of December 31, 2007. This dividend shall be paid in shares, at 1 share per each 66.223163049 ordinary shares and 1 share with preferential dividend and with no right to vote per each 66.223163049 preferential shares, subscribed and paid as of June 30, 2008. Payment of shares shall be made on October 1st, 2008 to whom has the capacity as shareholder at the time when payment is due in conformity with in force regulations. With that purpose, a total of 2.541.971 new shares shall be issued, 2.380.690 ordinary shares and 161.281 preferential shares. Unitary value of shares that shall be delivered shall correspond to the weighted average price of ordinary shares negotiated in the Stock Exchange in the week of July 21 to 25, 2008, $13.433.37.	18.2	24,492.7	-	-	-	-	-	-	-	-	(24,510.9)	-	-
Dividends decreed in shares that were paid in cash at the request of the stockholders	-	-	-	-	-	-	-	-	-	-	(9,636.3)	-	(9,636.3)
Movement of the period	-	-	-	-	-	-	-	(27,734.1)	29,757.3	24,459.7	-	-	26,482.9
Profit of the Period	-	-	-	-	-	-	-	-	-	-	-	127,466.1	127,466.1
Balance as of December 31, 2008	$ 1,701.6	641,627.2	394,725.0	133,449.3	8.8	4.4	528,187.5	207,542.0	460,209.4	(13,633.2)	-	127,466.1	1,953,100.6

Attached notes are integral part of these financial statements

JOSE ELIAS MELO ACOSTA
PRESIDENT (*)

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTANT (*)
T.P. No. 40995-T

NELSON GERMAN SEGURA GARZON
STATUTORY AUDITOR
T.P. No. 24750-T
Member of Deloitte & Touche Ltda.
(See my attached report)

(*) The undersigned Legal Representative and Accountant certify that we have previously verified statements contained hereunder and that they have been faithfully taken from the accounting books.

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CORPORACION FINANCIERA COLOMBIANA S.A.
Notes to Financial Statements
December 31st, 2008

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CORPORACION FINANCIERA COLOMBIANA S. A.
Notes to the Financial Statements
December 31 and June 30, 2008
(Amounts stated in millions of Colombian Pesos, except anything to the contrary)

(1) Reporting Entity

Corporación Financiera Colombiana S.A., (hereinafter the Corporation) is a private financial institution, authorised by the Superintendence of Finance by means of Resolution dated October 18, 1961, commercial incorporated company, established according with Colombian laws on November 27, 1961 through public deed No. 5710 of Notary 1 of the circle of Cali; the term of the Corporation foreseen until October 2, 2051, and can be extended through simple decision of the Stockholders Assembly.

With Deed No.12.364 of December 30, 2005 executed in Notary 18 of Bogota, the merger between Corporación Financiera del Valle S.A. (absorbing company) and Corporación Financiera Colombiana S.A.(absorbed company), was formalised. In that same deed, the absorbing company modified its corporate name to Corporación Financiera Colombiana S.A., changed its domicile from the city of Cali to the city of Bogotá, and increased its authorised capital to $1.715.0.million.

With Deed No. 10410 of Notary 71 of Bogotá, on December 26, 2007, the merger of Corporación Financiera Colombiana (absorber Entity) and Sociedad Proyectos de Energía S.A. (absorbed entity) was formalised, which entity was dissolved without being liquidated.

The corporate purpose of the Corporation is to take all actions and celebrate all contracts authorised to these financial entities by Estatuto Orgánico del Sistema Financiero (Organic Statute of the Financial System) or other special provisions or regulations that substitute it, modify it or addition it. The corporation may, for the development of this corporate purpose, perform all actions and celebrate all contracts tending to this objective, as encourage savings and private investment, develop the capital market, promote the creation, reorganisation, merger, transformation and expansion of any type of companies in sectors where it has been authorised to extend its services, and also grant them medium and long term financing and offer them specialised financial services that contribute to their development.

The Corporation has its main domicile in the city of Bogotá and operates through its 5 regional offices and 6 agencies in different cities of the country as of December 31, 2008. The Corporation has no non-banking correspondents. As of December 31, 2008 the Corporation has 299 direct employees, 5 indirect employees and 31 temporary employees; it also has the following financial affiliates and subsidiaries: Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., financial company abroad, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A in re-structuring, Inversora en Aeropuertos S.A., and Industrias Lehner S.A. The attached financial statements include assets, liabilities and the results of the General Direction and its branch offices. The consolidated financial statements are prepared independently.

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(2) Main Accounting Policies

(a) Basic Accounting

The accounting system used by the Corporation is causation, according with which revenues and expenses are recorded when caused, regardless of whether they have been collected or paid in cash.

Interests and commissions collected in advance are recorded as deferred income.

(b) Cash on Hand (Available)

It records high liquidity resources of the Corporation such as: cash, deposits in Banco de la República (the Central Bank, deposits in banks both in national and foreign currency and other financial institutions both national and foreign.

Overdrafts in banking current accounts become liabilities in favour of the respective bank institution and are reflected in the overdraft passive account in banking current account.

The value of cheques drawn by the Corporation, which have not been collected six months after drawn, are re-classified in the passive account of uncollected drawn cheques.

According with accounting instructions given by the Superintendence of Finance, Financial entities, in order to cover eventual losses generated by items pending to be clarified in banking reconciliations must provision non recorded extracted debit notes and accounted non extracted credit notes with more than 30 days for national currency and 60 days for foreign currency of permanence in said conciliations.

(c) Repo Operations, Simultaneous and of Securities Temporary Transfer.

In repo operations, simultaneous and of temporary transfer of securities, the parties exchange securities and money. In the case of a securities temporary transfer operation backed-up by securities, exchange is done among securities.

In these operations one of the parties, the transferor (or originator in the Ttv), delivers securities to the taker (receptor in the Ttv), and when doing so, he transfers the property of them. In exchange, the taker (or receptor in Ttv) gives money to the transferor or originator. In the case of a securities temporary transfer (Ttv) backed-up by securities, the receptor delivers securities to the originator and when dong so he transfers property thereof.

Transfer of property is an integral and main part of the legal structure of these operations; with this transfer the counterparty shall be protected should a noncompliance by who delivered the securities occur.

According with the norm, securities shall be recorded in the balance of who delivers them initially and that entity shall valuate them and acknowledge the risks of the same. Also, cash flows generated by the securities within the operation term must be restored to whom delivered them initially in the operation.

These considerations reflect in accounting as follows:

The transferor, the originator or the receptor, as the case may be, shall re-classify within their balance, securities delivered in a repo operation, simultaneous or of temporary transfer of securities and additionally, register them in their order accounts to disclose deliver of them.

The taker, the receptor or originator as the case may be, shall record in their order accounts receipt of securities coming from the aforementioned operations.

Entities participating in repo operations, simultaneous and of securities temporary transfer, shall record money resources coming from these operations in their respective balances as an obligation or a right, according with their position.

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Transferred values under repo operations, simultaneous and of securities temporary transfer are only recorded in the balance of the taker, the receptor or the originator, as the case may be, at the time on which the non-compliance of the corresponding operation or one of the parties of the operation is under a bankrupt procedure, taking possession for liquidation or debt restructuring global agreements.

In such event, the transferor, the originator or the receptor shall also withdraw from their balance securities delivered on the occasion of the celebration of the aforementioned operations.

Securities obtained as a consequence of securities transfer operations, repo or simultaneous delivered again as a result of any of the mentioned operations, are only recorded through order accounts.

When the operation through which securities were initially obtained is done, the record made in order accounts shall be reverted and in its place the regulation provided in the third point for securities delivered in the development of repo, simultaneous and of securities temporary transfer operations shall be applied.

When the taker, the originator or the receptor incur in an 'in short position' (purchase) they shall record in their balance a financial obligation to the favour of the initial transferor, originator or receptor for the fair exchange price of the corresponding securities.

Repo or simultaneous operations yield shall be exponentially caused by the parties during the term of the corresponding operation and shall be an expense or a revenue for each of them, as it corresponds.

In temporary transfer operations of securities, delivery of the main securities generates a profit payment by the receptor that shall be caused exponentially during the term of the operation. Said yield shall be an income or an expense for each of the parties, as it corresponds.

In those securities temporary transfer operations where money resources are delivered as a back-up for the operation, yield payment may be recognised and if so, profits shall be caused exponentially during the term of the operation. These profits shall be recorded in the balances of the parties and shall be an expense or an income for each of them, as it corresponds.

The active position in a Repo or simultaneous operation is present when a person acquires securities, in return for the delivery of an amount of money, assuming in the same act and time, the compromise of transferring again the property to the "transferor" in the same day or in a future date at a determined price, of securities of the same kind and characteristics. This participant in the operation shall be called "taker".

The passive position in a Repo or simultaneous operation is present when a person transfers the property of securities, in return for the payment of an amount of money, assuming in that same act and time. The compromise of acquiring them again from its counterparty or of acquiring from this counterparty, securities of the same kind and characteristics on the same day or in a future date and at a determined price amount. This participant is called "transferor".

Inter-bank Funds

Inter-bank funds are those placed (received) by a financial entity in (from) another financial entity directly and without an investment or loan portfolio transfer agreement. These are operations related to the company purpose that are agreed at a term of not more than thirty (30) common days, provided the company looks for taking advantage of excesses or supply for liquidity defects with them.

Inter-bank funds operations also embrace 'over-night' transactions with foreign banks using funds of the national financial institution.

(d) Investments

It includes investments acquired by the Corporation with the purpose of maintaining a secondary liquidity reserve, acquiring direct or indirect control of any financial sector company or technical services company, of complying with legal or regulatory regulations or with the exclusive purpose of eliminating or significantly reducing the market risk to which assets, liabilities or other financial statement elements are exposed.

The way in which the different types of investments are classified, valued and recorded is as follows:

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Classification	Term	Characteristics	Valuation	Accounting
Negotiable Debt securities	Short term	Securities acquired with the purpose of obtaining profits from price fluctuations.	They use fair exchange prices, reference rates and/or margins, which the Stock Exchange of Colombia estimates and publishes on a daily basis	The difference between current market value and the immediately preceding one, is recorded as greater or lower value of the investment and its balancing entry affects the period results. From June 12, 2007, in compliance with External Circular Letter 014 of 2007 of the Superintendente of Finance of Colombia, investments are valuated at Market prices from the same day of their acquisition, tus, accounting of changes between acquisition cost and the market value of the investments is done from the purchase date.
To be held until maturity	Until maturity	Securities with respect to which the Corporation has the serious purpose and the legal, contractual, financial and operating capacity to keep them to maturity.	Exponentially from the internal rate of retum calculated at the time of purchase.	The present value is recorded as a greater value of the investment and its balancing entry is recorded in the results of the period.
Available for sale – debt securities	One year	Once the year is finished they may be re-classified in the above categories on the following first business day.	They use the fair exchange prices, reference rates and margins estimated and published daily by the Stock Exchange of Colombia.	Changes that occur in these low or minimum marketability securities or securities without any quotation are recorded according with the following procedure: -The difference between the present value on the evaluation day and the immediately prior day is recorded as a greater value of the investments with credit to result accounts. The difference between the market value and the present value is recorded as an accumulated non-realised profit or loss, within equity accounts.
Available for sale –participative securities	Without	With low or minimum marketability, with no quotation, bonds maintained by the Corporation as controller or head office.	Investments in participative bonds are valuated according with the marketability index as of the valuation date, thus: Low or minimum marketability or with no quotation are valuated monthly and are increased or decreased in the participation percentage of equity variations, subsequent to the acquisition of the investment , calculated based on the last certified financial statements. Such statements shall not be prior to six (6) months from the valuation date, or the most recent, when they are decided and awarded.	Low or minimum marketability or with no quotation - The difference between the market value or updated investment value and the value on which the investment is recorded, is accounted as follows: Should it be higher, in the first instance it decreases the provision or de-valorisation until depleting it and excess is recorded as surplus for valorisation. Should it be less, it affects valorisation surplus until depleting it and excess is recorded as a de-valorisation. - When dividends or profits are distributed in kind, including those coming from the capitalisation of the equity re-valorisation account, is recorded as revenue the part that has been accounted as valorisation surplus, with charge to the investment and said surplus is reverted... When dividends or profits are distributed in cash, it is recorded as revenue the value accounted as valorisation surplus, reversing such surplus and the amount of the dividends exceeding the same is accounted as a lower value of the investment... High and Medium Marketability. Updating of the market value of high or medium marketability bonds or quoted in internationally recognised foreign stock exchanges, is accounted as a non realised accumulated profit or loss, within equity accounts, with credit or debit to the investment.. Dividends or profits distributed in kind or in cash, including those coming from the capitalisation of the equity re-valorisation account are recorded as revenue up to the amount corresponding to the investor. On the profits or equity re-valorisation of the issuer accounted by the issuer from the date of

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Classification	Term	Characteristics	Valuation	Accounting
				acquisition of the investment, with charge to accounts receivable. It is accounted as profit or loss within the Result Statement, with deposit or charge to the investment.
Negotiable Participative Bonds			Medium marketability, are valuated daily based on the average price determined and published by the stock exchanges where negotiated. Such value corresponds to the weighed average price by the transacted quantity in the last five (5) days when negotiations have occurred. High marketability, they are valuated daily based on the last negotiation daily weighed average published by the stock exchange.	

Criteria for evaluating investments

Determination of the fair exchange value or price of a security or bond, shall take into account all criteria necessary to assure compliance with the purpose of the investment valuation provided under chapter I of Circular Letter 100 of 1995 and in all cases, the following:

- Objectivity. The determination and assignment of the fair exchange value or price of a security or bond must be carried out based upon technical and professional criteria that recognise the effects derived from changes in the behaviour of all the variables that may affect that price.

- Transparency and representativeness. The fair exchange value or price of a security or bond must be determined and assigned with the purpose of disclosing a true, neutral, verifiable and representative economic result of the rights incorporated in the corresponding bond or security.

- Permanent evaluation and analysis. The exchange fair value or price which is assigned to a bond or security must be grounded on the permanent evaluation and analysis of market conditions, of issuers and of the corresponding issue. Variations in said conditions should be reflected in changes of the value or price previously assigned, with the periodicity established for investment valuation established in this regulation.

- Professionalism. The determination of the exchange fair value or price of a security or bond must be based on the conclusions product of the analysis and study made by a prudent and diligent expert, intended for the search, attainment, knowledge and evaluation of all the relevant information available, so that the price determined reflects the amounts that would be reasonably received for its sale.

Periodicity of the Evaluation and of the Accounting Record.

Evaluation of the investments must be done daily, except any provision indicating a different frequency.

Accounting records necessary for the recognition of investment valuation must be done with the same frequency foreseen for the valuation.

Investment of investment mutual funds and trusts managed by fiduciary companies other than autonomous equities or of fiduciary commissions constituted to manage social security pension resources and of ordinary mutual investment funds and of especial investment mutual funds, must be valued at least monthly and the results recorded with the same frequency. However, if terms for rendering are lower, they must accept them.

Re-classification of investments

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In order to keep an investment within any of the classification categories under chapter I of the External Circular Letter 100, the corresponding security or bond must comply with the characteristics or conditions of the investment type of which it is a part. At any time, the Superintendence may order the controlled company to re-classify a bond or security when it does not comply with the characteristics of the class on which it pretends to be classified on o that re-classification is required for a better disclosing of the investor financial situation.
Controlled entities may re-classify their investments in compliance with the following provisions:

Re-classification of investments to be held until maturity to negotiable investments.
There is occasion for re-classifying bonds or securities to be held until maturity to the negotiable investments category, whenever any of the following circumstances occurs:

- Significant deterioration in the conditions of the issuer, its parent company, its subordinates or its related offices.
- Changes in the regulation that hinder maintaining the investment.
- Merger processes which lead to re-classification or to the realisation of the investment, with the purpose of maintaining the previous position of interest rates risk or to adjust to the credit risk policy previously established by the resulting entity.
- Other events not foreseen in the preceding paragraphs, prior authorisation by the corresponding Superintendence.

Re-classification of investments available for sale to negotiable investments or to investments to be held until maturity.

There is occasion for re-classifying bonds or securities of the investment category available for sale, to any of the other two categories, when:

- The term foreseen in numeral 3.3 of Chapter 1 of the Accounting and Financial Basic Circular Letter 100 of 1995 falls due.
- The investor looses its capacity as parent or controlling company, should this event involve the decision for investment disposal, or the main purpose to obtain profits due to short term price fluctuations, from that date.
- Should any of the circumstances provided under numeral 4.1 of Chapter 1 of the Basic Accounting and Financial Circular Letter 100 of 1995 occur.

When investments to be held until maturity or investments available for sale are re-classified to negotiable investments, valuation and recording regulations shall be taken into account of the latter. Consequently, non realised profits or losses must be recognized as revenues or expenses on the day of re-classification.

In the events on which an investment is re-classified, the corresponding entity must inform the respective Superintendence on the re-classification made, not later than ten the (10) calendar days following the date of the re-classification, indicating the reasons that justify that decision, and specifying its effects in the result statement.

Bonds or securities re-classified with the purpose of being part of negotiable investments can not be re-classified again.

Provisions or losses for qualification of credit risk

The price of debt securities or securities, as well as the price of participative securities or securities with low or minimum marketability or with no quotation, must be adjusted in each valuation date based on the

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security (credit risk) rating according with the following provisions.

Except for the exceptional cases established by the Superintendence, internal or external debt bonds or securities issued or guaranteed by the Nation, those issued by Banco de la República (the Central Bank), and those issued or guaranteed by Fondo de Garantías de Instituciones Financieras – FOGAFÍN, shall not be subject to the provisions of this numeral.

Issuing Bonds or Securities or Issuers with External Ratings

Debt securities or bonds with one or several ratings granted by external qualifiers recognised by the Superintendence of Finance, or debt securities or bonds issued by entities rated by these qualifiers can not be recorded for an amount exceeding the following percentages of their net nominal value of amortisations made until the valuation date:

Rating LONG TERM	Maximum Value %	Qualification SHORT TERM	Maximum value %
BB+,BB,BB-	Ninety (90)	3	Ninety (90)
B+,B,B-	Seventy (70)	4	Fifty (50)
CCC	Fifty (50)	5 and 6	Zero (0)
DD,EE	Zero (0)		

Securities or bonds of non qualified issuing or issuers

For debt securities or bonds with no external rating, for debt securities or bonds issued by entities which have not been rated or for participative securities or bonds, the provision amounts shall be determined based on the methodology determined by the investor entity. Said methodology should be previously approved by the Superintendence controlling the respective entity.

Investor entities with no internal methodology approved for determining provisions to which this numeral refers to, should be subject to the following:

Category	Risk	Characteristics	Provisions
A	Normal	They meet the terms agreed in the security or title and count on an adequate payment capacity of capital and interests	Does not proceed.
B	Acceptable	It corresponds to issues which present uncertainty factors which could affect the capacity to continue with the adequate compliance of debt services. In the same way, its financial statements and other available information, present weaknesses which could affect its financial situation.	The net value can not be superior to eighty (80%) percent of its net nominal value of amortisations carried out up to date of evaluation for debt securities and the acquisition cost in the case of participative securities.
C	Appreciable	It corresponds to issues which present high or medium non compliance probability in the timely payment of capital and interests. Also, its financial statements and other available information, show weaknesses in its financial situation which involve the investment recovery.	The net value can not be higher than sixty (60%) percent of its net nominal value of amortisations carried out up to the evaluation date for debt securities and of the acquisition cost in the case of participative securities.
D	Significant	It corresponds to those issues which present a break of terms agreed in the title, as well as its	The net value can not be higher than forty percent (40%) of its net nominal value of

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Category	Risk	Characteristics	Provisions
		financial statements and other available information, present increased weaknesses in its financial situation, and the probability to recover the investment is highly doubtful.	amortisations carried out up to the evaluation date for debt securities and the acquisition cost in the case of participative.
E	Uncollectible	Issuers that according with their financial statements and other available information, it is considered that the investment is uncollectible. In the same way, it is considered uncollectible if financial statements are not presented less than six (6) months counted from the evaluation date.	Investment value should be totally provisioned.

(e) Acceptances and Derivatives

Bank Acceptances

Bank Acceptances

It records the value of bank acceptances created by the Corporation on account of its clients and those created on its account by its agents. It also records contracts celebrated by the Corporation, of operations with derivatives, such as forwards, carrousel or futures, swaps and options.

Bank acceptances have a maturity date of up to one (1) year and they may only be originated in importation and exportation transactions of goods or purchase-sale of movables in the interior.

At the time of acceptance of bills of exchange, their value is recorded simultaneously with assets and liabilities, as "bank acceptances on term" and if not submitted at their maturity for collection, they are rated under the heading "bank acceptances after the term". If when payment is made they have not been covered by the purchaser of the merchandise, they are re-rated at the loan account "covered bank acceptances".

After maturity, bank acceptances are subject to the cash reserve established for current liabilities at sight and before thirty (30) days.

Derivatives

The Board of Directors is in charge of establishing and approving policies, objectives and procedures for risk administration of risks inherent to the operations with derivatives, and establishes the criteria under which they shall be implemented.

According with Chapter XVIII of External Letter 100 of 1995, the Corporation appreciates and enters into books derivatives daily.

Derivatives are defined as financial operations exercised to purchase or sale goods as foreign exchange, securities or financial futures on rates of exchange, interest rates or stock market indexes. The most common derivatives are term contracts or "forwards", options, futures and swaps or financial exchanges.

All of them are operations with compliance in the future.

The term "subjacent" is used within these operations to make reference to assets, reference rate or index which price movement determines the value of a derivative.

Existing Risks when Operations with Derivatives Take Place

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Operations with derivatives are financial operations and as such are subject to evaluation for solvency, market, counterpart, operating and legal risks.

Solvency Risk

Is the loss contingency for deterioration in the financial structure of the issuing bank or guarantor of a security that may generate a decrease in the investment value or in the payment capacity, total or partial, of the investment yield or the investment capital.

Market Risk

Market risks depend on the behaviour of assets, rate or reference index. In this aspect by-products are similar to any other financial product, as bonds or accounts receivable denominated in other currencies, which value depends on interest rates and exchange rates. Notwithstanding, relations that determine the value of the derivatives are in general more complex and less known that those of the most traditional financial products.

Counterpart Risk

Along the term of a derivative, its economic value or market value changes according with the fluctuations of the financial product negotiated, generating profits to one of the parties of the contract and losses to the other. When for any reason the non favoured party by the evolution of the derivative market value does not comply with its contractual obligations, a loss shall be generated to the other party; the risk for this loss is known as the counterpart risk

Operating Risks

Operating risks arise from deficiencies in some aspect of the execution of a derivative program. Causes for operating risks are similar to those that may occur when handling more traditional financial instruments, but due to the complexity of derivatives, it is more difficult to prevent; among these causes are failure in management contracts, information systems, bad settlements, incompetence or human error.

Juridical Risk

Accelerated development and constant evolution of derivatives oblige to operate within a complex and frequently uncertain legal environment. The legal risk is defined, among others, as that resulting from the possibility that to contracts representative of operations with derivatives, enforceability is not recognised; there is no standard way to quantify this risk.

Risk profile

The Corporation has established a Treasury Products Manual where each of the authorised treasury operations is listed in detail, among which are Derivative products.

The Corporation has denominated its risk profile as Speculative, within the policies and limits established by the Board of Directors, that are monitored by the Risk Area, that reports monthly compliance to the Board of Directors.

Operations with derivatives are financial operations and as such they are subject to evaluation for market risks, solvency and juridical risks defined in Chapter XVIII of the Accounting and Financial Basic Circular Letter of the Superintendence of Finance.

Credit exposition is calculated according with annex 4 of External Circular Letter 025 of 2008. Notwithstanding, volatility used by the Corporation for the calculation of the credit exposition of derivatives and Spot operations with DVP compliance is based in External Circular Letter 076 of 2000, as follows:

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TERM BY DAYS	Fixed Revenue	Foreign Exchange
Intraday	1.23%	1.12%
1 to 90	5.2%	10.6%
91 to 180	7.4%	15.0%
More than 180	10.8%	21.2%

Should real volatility be higher than the one used in the aforementioned table, real volatility plus an additional 10% shall be applied.

For real volatility it is understood the one calculated with the history of the TRM (Market Representative Rate) for foreign exchange and the IDP (Public Debt Index) for fixed rate, in a mobile window according with the term analysed.

Derivative products authorised by the Superintendence of Finance of Colombia are valuated as provided in External Circular Letter 025 of 2008.

Derivative products authorised for celebrating operations at the Corporation Treasury are: Forwards on Securities, Forwards on Foreign Currency, Forward Peso-American Dollar, Forward Foreign Currency X – Foreign Currency Y, European Options on Foreign Currency, European Options on Securities, Currency Swaps, Interest Rate Swaps and Futures.

Derivative Operations may only be made with customers with available quota.

Traders authorised to make operations with derivatives shall be those certified as derivatives operators at AMV.

Corficolombiana shall have a technologic platform that allows recording and registry of operations agreed with customers.

The treasury back office is the area in charge of confirming compliance of customer derivative operations.

Derivatives not authorised by Corficolombiana may be negotiated.

Risk concentration limits are established as follows:

- Market risk as a function of the loss limit of 100 basic points of the portfolio Forward Peso/Dollar.
- Liquidity risk as a function of Forward delivery and Non Delivery Peso/Dollar maturity concentration
- Credit Risk as a function of quota established by the Board of Directors, which are previously recommended by the loan committee.
- Operational Risk as a function of inherent and residual risk maps established for Derivative products.

Accounting of derivative financial instruments with speculation purposes

Derivative financial instruments with speculation purposes are accounted in the Corporation Balance, from the date of their celebration, for their fair exchange price. When in the initial date the value of contracts is zero, that is that no payments or physical deliveries are made among the parties, the state of results is not affected. In subsequent valuations, variations in the exchange fair price must be recorded in the status of results according with the provisions of Chapter XVIII of External Circular Letter 100 of 1.995.

Independently from if the accumulated variation of the exchange fair price of a derivative financial instrument with speculation purposes is positive (profit) or negative (loss), said variation is daily revealed in the status of results in the corresponding income or expenses sub-account where the derivative

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financial instrument is to be recorded, whether an accumulated profit or an accumulated loss. The same happens with each of the derivative financial instruments negotiated.

Methodologies for the valuation of derivatives are flexible and look for developing mechanisms for the evaluation and permanent control of specific risks of those operations applying the provisions of Chapter XVIII of External Circular Letter 100 of 1.995.

Parameters chosen for Valuation

Parameters chosen shall be maintained during the fiscal period; if for the following fiscal period the entity wants to modify them, the entity shall inform the Superintendence of Finance at least one month in advance.

Time limit to make Operations with Derivatives

All operations with derivatives shall be made with a term of more than three (3) business days, from the date agreed as the beginning of the operation and the compliance or settlement date, except those foreign exchange purchase and sale operations ruled by the Board of Directors of Banco de la República under Resolution 4 of 1999, on which compliance date for their compliance shall be within the immediately following two business days.

(f) Accounts Receivable

The Corporation posts within accounts receivable those originated by interest of Interbank funds and other accounts receivable, commissions for services provided and customer payments, and those amounts resulting originated in sale of goods and services, rentals, purchase and sale promises, dividends and participations, agreement and supplier early payments and fees.

It also records advances in cash to employees of which rendering and legalisation are expected as soon as possible, and other amounts receivable accrued for any other concept.

Constitution of Provisions

Dividend debtors are provisioned at one hundred per cent (100%), when the variable income security from which they derive yields caused is rated by means of a credit risk evaluation, in Categories B, C, D or E, in conformity with the parameters established in in-force regulations.

Debtors for rentals, agreement and supplier advance payments, advance payments to personnel and in general any type of debtor, are provisioned at one hundred per cent (100%), when the account receivable is more than 6 months due or before if rated by means of an evaluation of the credit risk.

(g) Realisable Goods and Received as Dation in Payment

It records the value of goods received by the Corporation in payment of unpaid balances from credits to its favour.

Goods received as dation in payment represented in real estate are received based on a commercial appraisal technically determined, and movables, stock and participations, based on their market value.

Goods received as dation in payment represented in securities are valuated and accounted for according with the provisions of Chapter 1 of the Basic Accounting and Financial Circular Letter 100 of 1995, on investments.

For recording goods received as dation in payment the following conditions are taken into account:

- The initial record is done according to the value determined in the judicial award or that agreed with debtors.

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- When the good received as dation in payment is not in disposal conditions, its cost increases with the necessary costs incurred for the sale.

- If between the value on which the good is received, and the value of the loan to be paid a balance exists to the favour of the debtor, this difference shall be accounted for as an account payable; should the value of the good not be sufficient to pay for the total obligation, a provision equivalent to the difference shall be constituted.

(h) Realisable Goods and Goods Received as Dation in Payment Provision

Individual provisions for real estate are constituted applying the model developed by the Corporation and approved by the Superintendence of Finance. The model estimates the maximum loss expected in the sale of the goods received as dation in payment, according with the recovery history on goods sold, including expenses incurred in their receipt, maintenance and sale of them, and grouping of them in common categories in order to estimate the provision base rate. This rate shall be adjusted monthly until reaching eighty per cent (80%) of the provision.

For real estate, within the following year to reception of the good, a provision is constituted, equivalent to thirty five per cent (35%) of the acquisition cost of the good received in payment, that must be increased in the second year in an additional thirty five per cent (35%) until reaching seventy per cent (70%) of value in books of the good received in payment, before provisions.

Once the legal term for sale has expired with no authorisation for an extension, the provision must be of one hundred per cent (100%) of the remaining value in books. Should an extension be awarded, the thirty per cent (30%) of the provision may be constituted in the term of the extension.

With respect to the provisions of the BRDP, movables that correspond to investment titles, these are constituted under the criteria established in chapter I of the Basic Accounting and Financial Circular Letter 100 of 1995.

(i) Properties and Equipment

It records tangible assets acquired, built or in the importation, building or assembly process, used permanently in the development of the business and with a useful life exceeding one (1) year. It includes direct and indirect costs and expenses caused as of the date on which the asset is in use conditions.

Additions, improvements and extraordinary repairs that significantly increase the useful life of the assets, are recorded as a greater value, and disbursements for maintenance and repair made for the conservation of these assets shall be charged to expenses, as caused.

Depreciation is recorded using the straight line method and according to the number of useful life years estimated of the assets. Annual depreciation rates for each asset item are as follows:

Buildings	5%
Fixtures and equipment	10%
Computers	20%
Vehicles	20%

(j) Branch Offices and Agencies

It records the movement of the operations carried out between the General Direction and the Agencies.

Balances are conciliated monthly and resulting pending entries are regularised in a term not greater than thirty (30) calendar days.

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As of the closing of accounts, net balances are re-rated that reflect sub-accounts of branch offices and agencies to active or passive accounts and income and the corresponding income and expenses are recognised.

(k) Prepaid Expenses

Advance expenses correspond to disbursements incurred by the Corporation in the development of its activity and benefit is received during various periods; they may be recoverable and suppose the successive execution of the services to be received.

Amortisation is carried out as follows:

- Interests are caused during the prepaid period.

- Insurance during the term of the policy.

- Maintenance of equipment and computer programs (software) during the contract term.

- Connection insurance during the period on which services are received.

- The other anticipated expenses during the period on which services are received or costs or expenses are caused

(l) Deferred Charges

Deferred charges correspond to costs and expenses that benefit future periods and are not susceptible to recovery. Amortisation is recognised from the date on which they contribute to income generation.

- Refurbishes in a period not exceeding two (2) years.

- Software in a period not exceeding three (3) year, notwithstanding, when the programs are of an advanced technology and constitute a global platform that allows the future growth of the entity in accordance with the progress of the market, and with development or acquisition costs greater than 30% of the technical equity of the corresponding entity, including hardware and prior opinion of the Superintendence of Finance, it may be deferred to five (5) years from the moment on which each product begins its productive stage, by means of a gradual and ascending program with percentages of 10%, 15%, 20%, 25% and 30%, respectively, or by means of equal aliquots.

- Expenses incurred in the research and development of studies and projects shall be deferrable, provided that attributable expenses may be identified separately and their technical feasibility has been demonstrated, their amortisation shall be done in a period of not more than two (2) years

  Deferred charges resulting from refurbishing of properties in leasing shall be amortised in the period that is less between the term of the corresponding agreement (not considering extensions) and its probable useful life.

- Office utensils and stationary in accordance with actual consumption.

- Property tax during the prepaid fiscal term.

- Deferred charges resulting from advertising and propaganda shall be amortised during a period equal to the period established for the accounting period, this is, during three (3) months should the period be quarterly, during six (6) months should it be semi-annual or during twelve (12) months should it be annual, provided disbursements exceed the value of twenty (20) monthly minimum wages. Notwithstanding, for advertisement and propaganda expenses that correspond to promotion campaigns carried out as a result of the constitution of the Entity or originated for the launching of new products or due to a change in the brand name or in the name of the institution or its products, the amortisation

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period shall not exceed a three (3) years term; at all events they shall only be deferred during the aforementioned period, expenses incurred within the following six (6) months to the occurrence of the situations referred.

Disbursements corresponding to occasional advertisement and propaganda shall not be susceptible to be deferred, independently from their amount.

- Contributions and affiliations, during the corresponding prepaid period.

- Fees paid for by-products during the contract period.

- The remaining concepts are amortised during the disbursement recovery estimated period or of attainment of the expected benefits.

(m) Rights in Trusts

Recorded within other assets, it includes rights generated by virtue of the celebration of mercantile trust contracts that give the trustor or beneficiary the possibility to exercise them in accordance with the formal act or the law.

Trust rights were adjusted for inflation to December 31st, 2000 according with the nature of the conveyed good.

According to the type of asset, they are subject to the evaluation rules and provision constitution and for legal ceilings.

(n) Valorisations

Assets object of valorisation:

- Investments available for sale in participative securities.
- Properties and equipment, specifically real estate.
- Art and cultural goods.

Entering in books/Posting:

Investments available for sale in participative securities, in the event that the updated investment value with the participation corresponding to the investor is higher than the value by which the investment is recorded, the difference shall first affect the provision or de-valorisation until exhausted and the excess shall be recorded as a valorisation surplus.

Valorisations of real estate are determined confronting real estate net cost with the value of commercial appraisals made by persons or firms of recognised specialty and independence.

In the event of a de-valorisation, according to caution standards, a provision is constituted for each property individually considered.

Valorisation of art and cultural goods is recorded taking into account the conservation condition of the works of art, their originality, size, technique and quotation of similar works.

Valorisations of goods received in payment are recorded in memorandum accounts.

(ñ) Anticipated Income

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Anticipated income corresponds to fees received in advance that are amortised to results based on its causation; in this item are also recorded profits for good sales on credit that result on income as they are being collected.

(o) Retirement Pensions

The provisions of Decree 1517 of August 4, 1998 are applied, that allow an annual increase of the amortised percentage of the actuarial calculation. That annual provision is increased rationally and systematically, in order that as of December 31st, 2010 one hundred per cent (100%) of the corresponding calculation is amortised. From that time, amortisation in said percentage shall be maintained. With respect to the Corporation the actuarial calculation is completely amortised.

Payment of retirement pensions is charged to the constituted provision.

(p) Income Tax

The expense for income tax is determined based on taxable revenue or presumptive revenue whichever is greater, on which the corresponding tax rates are applied.

(q) Estimated Liabilities and Provisions

The Corporation records provisions to cover estimated liabilities, taking into account that:

- An acquired right exists and consequently, a contracted obligation.
- Payment is enforceable or probable and
- The provision is justifiable, assessable and verifiable.

In the same way, it records values estimated resulting from taxes, contributions and affiliations.

(r) Conversion of Transactions in Foreign Currency

Operations in foreign currency different to the Dollar, are converted to American Dollars and then re-stated to Colombian pesos, at the rate of exchange of the market representative rata calculated on the last business day of the month. As of December 31 and June 30, 2008 rates were $2.243.59 and $1.923.02 (Amounts in Colombian Pesos).

(s) Acknowledgement of Revenue for Financial Yield

Revenues for financial yield and other concepts are acknowledged when occasioned, revenues originated from:

Credits rated in "C" appreciable risk or in categories of greater risk, or when they complete ninety one (91) days for commercial and sixty one (61) days for consumer and micro-credit.

These financial yields are controlled in debtor contingent accounts and are recorded as income, when effectively collected.

With respect to interest capitalisation, its record is made in the deferred payment account and income is recognised as effectively collected.

(t) Contingent Accounts

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Operations by means of which the Corporation acquires a right or assumes an obligation, that are conditioned to the occurrence or non occurrence of a fact, depending of future, eventual or remote factors, are recorded in these accounts. Financial yield is recorded within debtor contingencies from the time on which the causation is suspended in loan portfolio accounts.

(u) Memorandum (Order) Accounts

Operations with third parties that due to their nature do not affect the financial standing of the Corporation are recorded in these accounts. Also included are fiscal memorandum accounts where figures for the preparation of tax statements are recorded; it also includes registration accounts used for fiscal effects, of internal control or management information.

(v) Net profit per Share

In order to determine net profit per share, the Corporation uses the weighted average of subscribed stock by their circulating time during the accounting period. As of December 31 and June 30, 2008 the weighted average of circulating stock was 169,249.676 and 166,826.708 respectively

(w) Cash Flow Status

As provided under Article 120 of Decree 2649, the Corporation prepares the cash flow statement using the indirect method that includes the conciliation of the year net profit and cash provided by operation activities.

(x) Main differences between Especial Norms and Accounting Norms Generally Accepted in Colombia

Especial accounting norms established by Superintendence of Finance present some differences with accounting norms generally accepted in Colombia, as the following:

Properties, Plant and Equipment

Generally accepted accounting norms determine that at the closing of the period, the net value of properties, plant and equipment, with an adjusted value that exceeds twenty (20) legal minimum monthly wages, shall be adjusted to its realisation value or to its current value, recording the necessary appreciations and provisions, whilst especial norms do not present conditions for this type of assets.

Bonus on Share Placing

The especial norm provides that the bonus in share placing is recorded as part of the legal reserve meanwhile the generally accepted norm indicates that it has to be recorded separately within the equity.

(3) Available

		December	June
Legal currency			
Banco de la República (Central Bank)	$	56,151.9	62,222.2
Banks and other financial entities		29,982.9	63,452.9
		86,134.8	125,675.1
Foreign currency:			
Cash		4.2	6.3
Banco de la República		14.0	12.0
Banks and other financial institutions		189.2	282.9
		207.4	301.2

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		86,342.2	125,976.3
Provision		(2.5)	(69.6)
	$	86,339.7	125,906.7

No other restrictions on the available existed different to the cash reserve deposited in Banco de la República.

The provision recorded corresponded to debit notes pending to be accounted for more than 30 days as of December 31 for $2.5 and June 30 for $69.6. As of December 31, 2008, a provision for $67.1 was refunded.

(4) Inter-Bank Funds Sold

		December			June		
		Balance	Rate		Balance	Rate	
Ordinary sold Interbank funds	$	1,250.0	9.66	*	0.0		
Investments in simultaneous operations		15,188.4	10.00	*	40,866.9	6.82	*
Over Night Operations		68,990.4	-	**	127,159.9	3.75	**
		85,428.8			168,026.8		

* It corresponds to the weighted average rate of operations in force in legal currency as of the closing of the period.
** For the semester ended on December 2008, these investments are not generating profits due to the crisis in the United States, according with the interest recognition CFC has with Bank of America.

Aforementioned amounts are not subject to restrictions or limitations.

In case of non compliance the Corporation is supported with the transference in ownership of the negotiated securities. During the fiscal periods corresponding to semester ending on December 31 and June 30, 2008 no non-compliances occurred.

(5) Investments

		December	June
Negotiable in Debt Securities			
Internal public debt securities issued or guaranteed by the Nation:			
Treasury Securities	$	50.101.6	90.772.6
Peace Solidarity Bonds (Bonos de Solidaridad para la Paz)		-	14,2
Emcali Bond		15.941.0	18.666.3
Tax Return Securities TIDIS		9.235.6	1.658.5
TES Law 546		-	38.9
		75.278.2	**111.150.5**
External public debt securities issued or guaranteed by the Nation:			
República de Colombia Bonds		73.973.0	45.668.3

Other public debt titles

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		December	June
IPC Bond Acueducto de Bogotà		1.611.5	-
Securities issued, indorsed or guaranteed by FOGAFIN		223.4	538.8
Securities issued by Banco de la República		-	12.5
Mortgage Bonds			
Banco Davivienda		-	49.9
Securities with credit content derived from tenure processes of mortgage portfolio			
Titularizadora Colombiana (Tips)		8,264.3	-
Securities with credit content derived from subjacent tenure processes different to mortgage portfolio			
Autonomous equity Fiduciaria Davivienda Securities		-	58.8
Securitisation Trust Cementos Andinos		41,433.5	35,094.8
		41,433.5	35,153.6
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:			
Term deposit certificates		13,693.2	22,414.4
Leasing Colombia Bonds		-	11,053.5
Corfinsura Bond		280.7	279.5
Leasing de Occidente Bonds		4,505.9	139.7
Leasing Corficolombiana Bonds		1,916.5	409.1
BBVA Bond		3,586.2	-
		23,982.5	34,296.2
Securities issued by entities not controlled by the Superintendence of Finance:			
IPC 365 EPSA Bond		324.6	160.1
IPC Codensa Bond		1,097.4	-
IPC ISA Bond		290.2	139.2
IPC Alquería Bond		2,646.0	2,657.5
Coviandes S.A. Promissory Note		6,426.2	6,924.9
		10,784.4	9,881.7
Securities issued, indorsed, guaranteed or accepted by foreign governments			
Treasury Bonds		-	3,770.7
Total Negotiable Investments Debt Titles	$	**235,550.8**	**240,522.2**

To be held until Maturity

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Internal public debt securities issued or guaranteed by the Nation		
Debt Reduction Securities	0.9	-
Total to be held until Maturity	**0.9**	**-**

Available for Sale in Debt Securities

	December	June
External public debt securities issued or guaranteed by the Nation		
Treasury Securities	279,093.0	98,512.9
Securities of credit content derived from mortgage portfolio securitisation processes		
Titularizadora Colombiana Tips	-	9,222.0
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Term deposit certificates	-	33,111.6
Bancolombia Bond	26,691.5	24,862.4
Leasing Colombia Bond	21,386.3	16,031.6
Leasing de Occidente Bond	-	5,043.7
Securities issued, indorsed, accepted or guaranteed by institutions controlled by the Superintendence of Finance:		
Surenting S.A. Bond	3,635.6	3,506.2
Leasing Corficolombiana S.A. Bond	1,487.7	2,273.1
subordinado IPC BBVA Bond	-	15,190.2
subordinado IPC Bond – Leasing de Occidente S.A.	-	6,357.8
Banco Centro Americano Integración Económica Bond	4,371.7	4,312.3
Titularizadora Colombiana Tips	52,143.4	56,597.6
	109,716.2	167,286.5
Securities issued by entities not controlled by the Superintendence of Finance:		
Bonds Obligatorily Convertible in Stock	1,098.7	1,122.9
IPC Alquería Bond	5,292.0	5,315.0
IPC NQS Bond	-	1,332.3
EEB Internacional Bond	35,873.3	34,888.3
GTL Trade Finance Bond	7,961.6	
TGI Internacional Bond	20,769.6	20,815.6
	70,995.2	63,474.1
Total Available for Sale Debt Securities	**$ 459,804.4**	**$ 338,495.5**

Investment Re-purchase Rights

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Negotiable in Debt Securities

Internal public debt securities issued or guaranteed by the Nation:		
Treasury Securities	$ 2,001.0	$ 7,855.0
Peace Solidarity Bonds	-	2,687.0
Debt Reduction Securities	35,225.7	35,876.3
	37,226.7	46,418.3

	December	June
Securities Issued, indorsed, accepted or guaranteed by institutions under the control of the Superintendence of Finance:		
Term Deposit Certificates	20,702.8	5,154.2
Leasing Colombia Bond	9,145.8	-
Leasing de Occidente Bond	7,935.6	-
Leasing Corficolombiana S.A. Bond	301.6	-
IPC BBVA Subordinated Bond	12,567.7	-
	50,653.5	5,154.2
To be held until Maturity		
Internal public debt securities issued or guaranteed by the Nation		
Debt Reduction Securities	53.883.5	52,663.8
Other public debt securities:		
Securities for the development of Agriculture and Cattle:		
Class "A"	14,629.4	12,988.1
Class "B"	24,986.3	22,184.7
	39,615.7	35,172.8
Available for sale in Debt Securities		
Internal public debt securities issued or guaranteed by the Nation:		
Treasury Securities	167,201.1	268,334.7
Other public debt securities:		
IPC Acueducto de Bogotá Bond	-	1,817.5
Securities issued, indorsed, accepted or guaranteed by institutions under the control of the Superintendence of Finance:		
Leasing Colombia Bond	15,275.9	22,090.4
Leasing de Occidente S.A. Bond	-	7,361.9
Leasing Corficolombiana S.A. Bond	-	1,029.2
Banco Red Colpatria CDT (Term Deposit Certificate)	-	4,051.5
IPC Banco Davivienda CDT	-	700.2
Leasing de Crédito CDT	-	509.6
	15,275.9	35,742.8

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		December		June
Securities issued by entities not under the vigilance of the Superintendence of Finance::				
IPC ISA Bond		-		172.9
Total Investments Re-purchase Rights	$	363,856.4	$	445,477.0

Negotiable – Participative Securities

		December 2008			
		Social Capital	Particip %		Market Value
In the Financial Sector					
Banco de Occidente S.A.		4,110.8	0.26	$	5,575.6
In Joint Portfolios					63,251.3
				$	68,826.9
		June			
In the Financial Sector					
Banco de Occidente S.A.	$	4,110.8	0.26	$	6,233.7
In Joint Portfolios					52,337.8
				$	58,571.5

Investments Available for Sale Participative Securities with Low or Minimum Marketability

	December 2008									
	Equity Value	No. of shares	Participation %	Acquisition cost	Adjusted cost	Market valueo	(*)	Valorization	Desvalorsation	Provision
Aerocali S.A.	16,916.4	126,654	33.33%	2,258.5	2,473.6	5,459.0	2	2,985.3	-	-
Alimentos derivados de la Caña	32,691.2	52,000	0.31%	26.1	26.1	36.5	2	10.3	-	-
Aquacultivos del Caribe S. A.	8,092.9	106,000	5.47%	658.8	477.4	420.1	8	-	-	477.4
AV Villas (Acciones Preferenciales)	628,111.6	20,763	0.01%	27.5	66.7	43.2	2	-	-	23.3
Banco corficolombiana Panamá S.A.	USD $3,034.9	6,019,000	100.00%	12,126.80	13,504.2	6,809.2	2	-	6,695.0	-
Bladex S.A.	-	2,070	0.00%	40.4	46.3	66.4	1	20.2	-	-
C.I. Yumbo S.A.	25,370.5	11,001	0.10%	12.7	11.3	19.6	6	8.2	-	-
Cámara de Compensación de Divisas de Colombia S.A.	1,780.5	79,687,500	3.19%	79.7	79.7	56.8	3	-	22.9	-

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Cámara de Riesgo Central de Contraparte de Colombia S.A. (b)	-	312,744,041	-	312.7	312.7	-	-	-	-	-
Caribu Internacional S.A.	-	782,278,588	0.00%	782.3	782.3	-	-	-	-	782.3
Casa de Bolsa CorficolombianaS.A.	9,036.6	1,564,053	94.50%	4,286.5	10,557.8	8,672.6	2	-	1,885.2	-
Colombiana de Extrusión S.A. Extrucol	19,176.6	315,420	20.00%	2,526.0	1,784.8	3,859.5	2	2,074.6	-	-
Colombiana de Licitaciones y Concesiones Ltda.	31,651.1	1,964,422	99.99%	16,836.1	20,437.2	31,651.2	2	11,214.0	-	-
Colombina S.A.	353,503.1	32,683,321	7.59%	10,184.1	14,823.6	26,827.5	2	12,003.9	-	-
Compañía Aguas de Colombia	5,998.5	560,000	20.00%	448.4	1,096.7	1,199.7	6	103.0	-	-
Concesionaria Tibitoc S.A.	43,160.9	9,086,933	33.33%	12,799.5	9,822.7	13,913.1	2	4,090.4	-	-
Corporación Andina de Fomento	USD$ 4,361.3	13	0.00%	287.2	196.5	344.9	4	148.4	-	-
Coviandes S.A.	102,537.8	68,002	0.25%	237.4	92.8	243.9	4	151.1	-	-
Deposito Central de Valores-Deceval	65,291.8	17,709	3.67%	822.1	1,385.0	2,402.6	2	1,017.6	-	-
Estudios Proyectos e Inversiones de los Andes S. A.	83,166.3	31,665,997	94.87%	52,437.5	40,980.3	78,903.7	2	37,923.4	-	-
Eternit Colombiana S. A.	55,528.1	99,850	0.26%	138.8	69.6	142.5	2	72.9	-	-
Empresa de Energía de Bogotá	5,953,614.1	3,271,505	3.81%	211,953.5	211,953.5	226,071.9	2	14,118.4	-	-
Fiduciaria Corficolombiana S.A.	31,710.9	18,774,477	94.50%	25,427.4	19,659.0	29,966.8	2	10,307.7	-	-
Fiduciaria Occidente S. A.	65,929.6	606,494	4.44%	1,840.9	1,762.9	2,923.2	2	1,160.3	-	-
Futbolred.com S.A.	-	120,000	35.67%	361.6	361.6	-	4	-	-	361.6
Gas Natural S.A. E.S.P.	664,278.1	621,866	1.68%	27796.8	27,796.8	31,560.6	3	3,763.8	-	-
Gasoducto del Tolima S.A.	14,478.2	230,711	5.80%	305.7	305.7	856.0	2	550.3	-	-
Hoteles Estelar de Colombia S.A.	152,237.3	25,316,532	84.91%	71,824.8	45,701.1	129,355.0	2	83,654.0	-	-
Inducarbón	-	2,528	0.09%	-	1.1	1.1	-	-	-	1.1
Industria Colombo Andina-Inca S.A.	20,443.8	1,985,607	0.67%	44.3	43.9	131.2	6	87.4	-	-
Industrias Lehner S.A.	24,050.8	24,111,860	49.83%	12,652.8	12,652.8	11,879.5	2	-	773.3	-
Inversoras en Aeropuertos (b)	-	4,749	94.98%	4.7	4.7	-	-	-	-	-
Jardin Plaza S.A.	35,591.5	888,000	17.76%	10,031.1	10,031.1	12,073.3	4	2,042.1	-	-
Leasing de Occidente S.A.	203,359.9	392,237,405	45.24%	56,009.2	72,152.1	92,002.8	2	19,850.6	-	-
Leasing Corficolombiana S.A.	62,187.3	142,281,131	94.50%	34,841.6	52,924.2	58,767.0	2	5,842.9	-	-
Mavalle S.A.	8,066.3	30,000	3.75%	257.3	257.3	298.5	2	41.2	-	-
Metrex S.A.	8,672.0	321,782	10.11%	168.4	168.4	410.6	6	242.2	-	-
Organización Pajonales S.A	107,069.4	1,227,259	94.99%	24,757.9	36,353.1	101,709.7	2	65,356.6	-	-
Petróleos Colombianos Limited	-	17,107	0.05%	111.4	111.3	-	7	-	-	111.3
Petróleos Nacionales S.A.	-	6,235,383	19.54%	-	257.3	-	9	-	-	257.3
Pizano S.A.	191,632.2	25,912,113	39.99%	31,503.4	30,951.7	55,285.4	4	27,693.5	-	-
Plantaciones Unipalma de los Llanos S.A.	59,538.4	1,454,285,709	54.53%	19,174.3	16,666.9	32,466.0	4	15,799.0	-	-
Proinversiones S.A.	1,279.6	437,266	3.02%	9.6	9.6	9.6	4	-	-	3.8
Promisión Celular S.A. Promicel	6,217.9	4,680,420	16.64%	5,642.5	4,803.8	1,379.8	4	-	3,424.0	-
Promotora de Inversiones Ruitoque S. A.	41,070.0	43,289,334	3.03%	703.7	747.8	747.8	4	-	-	184.8
Promotora la Enseñanza S.A. (a)	-	490,042	2.45%		69.8	-	-	-	-	69.8
Promotora la Alborada S.A. (a)	-	991,383,354	1.83%		316.3	-	-	-	-	316.3
Promotora y Comercializadora Turística Santamar S.A.	16,108.4	320,989,826	84.55%	10,973.4	9,498.6	9,498.6	4	-	-	2,914.6
Proyectos de Infraestructura S.A.	106,624.2	34,389,667	88.25%	105,204.7	68,375.9	104,271.4	2	35,895.5	-	-
Sociedad de Inversiones en Energía S.A.	991,156.1	14,485,627	10.31%	21,174.6	18,985.4	85,810.2	4	66,824.8	-	-
Sociedad Hotelera Cien Internacional S.A.	17,319.1	133,393	0.39%	60.9	58.4	68.2	4	9.8	-	-
Sociedad Transportadora de Gas del Oriente S.A.	34,108.4	25,076,953	20.00%	3,705.6	5,577.5	6,973.2	5	2,295.7	-	-
Tejidos Sintéticos de Colombia S.A.	21,212.9	52,786,049	94.99%	13,648.7	15,688.9	20,150.1	2	4,461.2	-	-
Textiles el Espinal S.A.	33,974.8	7,107,259	8.56%	2399.1	2,399.1	2,399.1	6	-	-	1,439.6
Valle Bursátiles	751.5	509,277	5.05%	34.7	31.2	38.9	2	7.7	-	-
Valora S.A.	31,643.9	233,001,965	94.95%	22,110.9	29,576.9	30,037.5	2	460.6	-	-
Valores de Occidente S. A.	2,922.9	1,162,713	48.99%	2,357.3	2,257.4	1,424.7	3	-	832.8	-
Ventas y Servicios S. A.	2,170.5	64,599	19.90%	232.6	219.8	431.9	2	212.3	-	-
Investment General Provision (2)								-	-	419.6
					$ 817,760.2			432,500.9	13,633.2	$ 7,362.8

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On November 26, 2008, the Corporation sold its investment in Lloreda S.A.. This operation was approved by the Board of Directors as provided in acts Nos. 1624, 1627 and 1628 of July 2, 2008, August 27, 2008, September 10, 2008 respectively. Tjis operation generated the Corporation an investment sale profit of $21.440.4.

(a) They do not present equity value because the Corporation had no information updated to December 31, 2008, these investments are totally provisioned.

(b) It does not present equity value because it is a recently created Company.

(*) It ccorresponds to the dates of the certificates used for the valuation of investments based on equity variations

(1) Equity value as of December 31, 2008
(2) Equity value as of November 30, 2008
(3) Equity value as of October 31, 2008
(4) Equity value as of September 30, 2008
(5) Equity value as of August 31, 2008
(6) Equity value as of June 30, 2008
(7) Equity value as of May 31, 2006
(8) Equity value as of December 31, 2006
(9) Equity value as of December 31,1996

With High and Medium Marketability

	Social Capital	December 2008 No of Shares	Particip. %.	Acquisition Cost	Value in Stock Exc	Market Value
With high marketability						
Tablemac S.A.	$ 35.557.6	3.019.057.079	11.88	$ 4.226.6	3.74	11.291.3
Bolsa de Valores de Colombia	18.249.5	613.809.805	3.36	11.471.2	18.20	11.171.3
With medium marketability						
Promigas S.A.	13.298.5	19.23.532	14.37	$ 480,780.9	36.770.28	$703.177.6
Enka de Colombia	117.737.2	34.448.128	0.29	1.963.3	4.90	168.8
Av Villas (Acciones ordinarias	22.473.1	45.677	0.00	140.4	2,980.07	136.1
Mineros S.A.	158.9	18.275.422	6.98	50.257.4	2.400.00	43,861.0
						$ 769.806.1

In October 31, 2008 the Investment it had as mixed security product derived from titularisation processes of Fibratolima to Trust Rights for the liquidation of Fibratolima were re-classified, the warehouse remaining in an autonomous equity.

TOTAL INVESTMENTS AVAILABLE FOR SALE **$1.587.566.3**

	June 2008 Equity Value	(*)	No. of shares	Participation %	Acquisition cost	Adjusted cost	Market value	Valorisation	Desvalorisation	Provision
Aerocali S.A.	11,146.4	1	126,654	33.33%	2,258.5	2,473.6	3,535.8	1,062.2	-	-
Alimentos derivados de la Caña	33,630.7	4	52,000	0.31%	26.1	26.1	39.2	13.1	-	-
Aquacultivos del Caribe S. A.	8,092.9	6	106,000	5.47%	658.8	477.4	477.4	-	-	477.4
AV Villas (Acciones Preferenciales)	586,757.7	2	20,763	0.01%	27.5		46.9	-	-	29.9

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CORPORACION FINANCIERA COLOMBIANA S.A.

76.8

Banco Corficolombiana Panamá S.A.	USD$6.088.8	1	6,019,000	100.00%	12,126.80	11,574.6	11,709.0	134.4	-	-
Bladex S.A.	-	1	2,070	0.00%	40.4	39.5	73.7	34.2	-	-
C.I. Yumbo S.A.	26,127.1	3	11,001	0.10%	12.7	11.3	19.6	8.3	-	-
Cámara de Compensación de Divisas de Colombia S.A.	1,668.1	3	79,687,500	3.19%	79.7	79.7	53.2	-	26.5	
Cámara de Riesgo Central de Contraparte de Colombia S.A. (b)	-	-	312,744,041	-	312.7	312.7	-	-	-	-
Caribú Internacional S.A.		-	782,278,588	0.00%	782.3	782.3	782.3	-	-	782.3
Casa de Bolsa CorficolombianaS.A.	10,433.5	1	1,564,053	94.50%	4,286.5	10,557.8	9,992.6	-	565.2	-
Cine Colombia S.A.	6,775.6	2	284,057	0.45%	776.5	776.5	828.4	51.9	-	-
Colombiana de Extrusión S.A. Extrucol	17,608.1	2	315,420	20.00%	2,526.0	1,784.8	3,545.8	1,761.0	-	-
Colombiana de Licitaciones y Concesiones Ltda.	30,657.9	2	1,964,422	99.99%	16,836.1	20,437.2	30,657.9	10,220.7	-	-
Colombina S.A.	332,095.4	3	32,683,321	7.59%	10,184.1	14,823.6	25,202.9	10,379.3	-	-
Compañía Aguas de Colombia	5,857.4	4	560,000	20.00%	448.4	1,096.7	1,171.4	74.7	-	-
Concesionaria Tibitoc S.A.	45,136.8	3	9,086,933	33.33%	12,799.5	9,822.7	14,571.7	4,749.0	-	-
Corporación Andina de Fomento	US$4,211.2	3	12	0.00%	287.2	168.3	285.5	117.2	-	-
Coviandes S.A.	113,925.1	4	68,002	0.25%	237.4	92.8	272.9	129.0	-	-
Deposito Central de Valores-Deceval	52,186.1	1	17,709	3.67%	822.1	1,385.0	1,921.1	536.1	-	-
Estudios Proyectos e Inversiones de los Andes S. A.	94,425.7	2	31,665,997	94.87%	52,437.5	40,980.3	89,585.9	48,605.6	-	-
Eternit Colombiana S. A.	51,512.5	3	99,850	0.26%	138.8	69.6	132.1	62.5	-	-
Empresa de Energía de Bogotá	6,471,269.7	3	3,271,505	3.81%	211,953.5	211,953.5	245,793.4	33,839.9	-	-
Fiduciaria Corficolombiana S.A.	30,308.1	1	18,774,477	94.50%	25,427.4	19,659.0	28,641.2	8,982.2	-	-
Fiduciaria Occidente S. A.	59,782.9	3	606,494	4.44%	1,840.9	1,762.9	2,672.8	909.9	-	-
Futbolred.com S.A.	336.4	5	120,000	35.67%	361.6	361.6	361.6	-	-	361.6
Gas Natural S.A. E.S.P.	551,370.1	1	621,866	1.68%	27,796.8	27,796.8	29,658.6	1,861.8	-	-
Gasoducto del Tolima S.A.	14,341.1	4	230,711	5.80%	305.7	305.7	832.3	526.6	-	-
Hoteles Estelar de Colombia S.A.	147,293.5	1	24,920,837	84.91%	71,824.8	43,697.2	125,156.7	81,459.5	-	-
Inducarbón		-	2,528	0.09%	-	1.1	1.1	-	-	1.1
Industria Colombo Andina-Inca S.A.	24,308.9	4	1,985,607	0.67%	44.3	43.9	147.9	104.0	-	-
Industrias Lehner S.A.	24,145.3	3	24,111,860	49.83%	12,652.8	12,652.8	11,926.6	-	726.2	-
Jardin Plaza S.A.	35,030.3	3	888,000	17.76%	10,031.1	10,031.1	11,973.6	1,942.5	-	-
Leasing de Occidente S.A.	184,982.7	1	369,327,644	45.24%	56,009.2	66,843.7	83,688.6	16,844.9	-	-
Leasing Corficolombiana S.A.	60,812.9	1	116,979,250	94.50%	34,841.6	40,916.2	57,468.2	16,552.0	-	-
Lloreda S.A.	144,608.7	3	419,990,393	56.26%	65,955.6	131,324.0	131,324.0	-	32,572.4	98,751.6
Mavalle S.A.	7,395.4	1	30,000	3.75%	257.3	257.3	273.4	16.1	-	-
Metrex S.A.	8,376.7	3	321,782	10.11%	168.4	168.4	380.7	212.3	-	-
Organización Pajonales S.A	86,779.4	1	1,195,880	94.99%	24,757.9	33,758.9	82,435.3	48,676.4	-	-
Petróleos Colombianos Limited	-	7	17,107	0.05%	111.4	95.4	95.4	-	-	95.4
Petróleos Nacionales S.A.	-	9	6,235,383	19.54%	-	257.3	257.3	-	-	257.3
Pizano S.A.	193,601.0	3	23,327,594	36.00%	31,503.4	27,591.9	27,591.9	-	-	2,537.1
Plantaciones Unipalma de los Llanos S.A.	58,557.5	1	1,147.993.125	54.53%	19,174.3	13,604.0	31,931.0	18,327.0	-	-
Proinversiones S.A.	1,354.7	3	437,266	3.02%	9.6	9.6	9.6	-	-	3.8
Promisión Celular S.A. Promicel	6,244.1	4	4,680,420	16.64%	5,642.5	4,803.8	1,386.3	-	3,417.5	-
Promotora de Inversiones Ruitoque S. A.	41.8	3	43,289,334	3.03%	703.7	747.8	747.8	-	-	184.8
Promotora la Enseñanza S.A. (a)		-	490,042	2.45%		69.8	69.8	-	-	69.8
Promotora la Alborada S.A. (a)		-	991,383,354	1.83%		316.3	316.3	-	-	316.3
Promotora y Comercializadora Turística Santamar S.A.	16,426.4	3	320,989,826	84.55%	10,973.4	9,498.6	9,498.6	-	-	2,914.6
Proyectos de Infraestructura S.A.	105,564.0	2	34,389,667	88.25%	105,204.7	68,375.9	100,280.5	31,904.6	-	-
Sociedad de Inversiones en Energía S.A.	1,318,665.0	3	14,485,627	7.84%	21,174.6	18,985.4	68,002.8	49,017.4	-	-
Sociedad Hotelera Cien Internacional S.A.	16,669.6	3	133,393	0.39%	60.9	58.4	65.7	7.3	-	-

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Sociedad Transportadora de Gas del Oriente S.A.	34,431.4	1	18,534,891	20.00%	3,705.6	4,677.5	6,891.1	2,213.6	-	-
Tejidos Sintéticos de Colombia S.A.	21,212.3	1	52,786,049	94.99%	13,648.7	15,688.9	20,149.5	4,460.6	-	-
Textiles el Espinal S.A.	35,051.9	2	7,107,259	8.56%	2399.1	2,399.1	2,399.1	-	-	1,439.6
Valle Bursátiles	754.6	1	509,277	5.05%	34.7	31.2	39.0	7.8	-	-
Valora S.A.	23,635.1	1	136,998,310	94.95%	22,110.9	19,247.9	25,984.2	6,736.3	-	-
Valores de Occidente S. A.	4,241.6	3	1,162,713	48.99%	2,357.3	2,257.4	1,472.3	-	785.1	-
Ventas y Servicios S. A.	1,657.9	3	64,599	19.90%	232.6	219.8	330.2	110.4	-	-
Provisión General de Inversiones								-	-	419.6
						908,319.4		$ 402,652.30	$ 38,092.90	$ 108,642.2

(a) They do not present equity value because the Corporation had no information updated to June 30, 2008, these investments are totally prov

(b) It does not present equity value because it is a recently created Company.

(*) It ccorresponds to the dates of the certificates used for the valuation of investments based on equity variations

(10) Equity value as of May 30, 2008
(11) Equity value as of April 30, 2008
(12) Equity value as of April 30 2008
(13) Equity value as of December 31 2007
(14) Equity value as of September 30, 2007
(15) Equity value as of December 31, 2006
(16) Equity value as of May 31 2006
(17) Equity value as of November 30, 2005
(18) Equity value as of December 31 1996

With high and Medium Marketability

	Social Capital	June 2008 No. of Shares	June 2008 Particip. %	Acquisition Cost	Value In Stock Ex (*)	Market Value
With high marketability						
Tablemac S.A.	35.557.6	3.019.057.079	11.88	4,226.6	10.31	19.986.2
Enka de Colombia	117.737.2	34.448.128	0.29	1.963.3	15.10	327.2
With medium marketability						
Promigas S.A.	13.298.5	19.123.532	14.37	$ 480.780.9	38.257.11	$732.780.8
Av Villas (Acciones ordinarias	22.473.1	45.677	0.00	140.4	3,539.79	163.5
Mineros S.A.(**)	158.9	18.275.422	6.98	50.257.4	2.500	45.688.5
						$ 798.946.2
Other Securities- Fibratolima						$ 1.347.3

(*) Values espressed in Pesos per share
(**)In March 31st, 2008 the investment in Mineros S.A. was re-classifed from Negotaible Investment to Investment Available for Sale, once approved by the Board of Directors.

TOTAL INVESTMENTS AVAILABLE FOR SALE **$1,708,612.9**

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There are no economic or legal restrictions on the Investments.

The Corporation evaluated and qualified under credit risk all the investments in participative securities, except for investments made in securities classified as high and medium marketability by the Superintendence of Finance. The result was as follows:

	Rating		Provision for Credit Risk	
	December	June	December	June
Aerocali S.A.	A	A	$ -	$ -
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	E	E	477.4	477.4
AV Villas	A	A	-	-
Banco Corficolombiana (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Cámara de Compensación de Divisas de Colombia S.A.	A	A	-	-
Cámara de Riesgo Central de Contraparte de Colombian S.A.	A	A		
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Cine Colombia S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones Ltda.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	A	A	-	-
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	A	A	-	-
Empresa de Energía de Bogotá	A	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	-	C	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	A	A	-	-
Industrias Lehner S.A.	A	A	-	-
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S,A. (1)	-	D	-	98,751.6
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-
Organización Pajonales S.A.	A	A	-	-
Petróleos Colombianos Limited	E	E	111.3	95.4
Petróleos Nacionales S.A.	E	E	257.3	257.3
Pizano S.A.	A	B	-	2,537.1
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	184.8	184.8
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,914.6	2,914.6
Promotora la Alborada S.A.	E	E	316.3	316.3
Promotora la Enseñanza S.A.	E	E	69.8	69.8
Proyectos de Infraestructura S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-

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Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	D	D	1,439.6	1,439.6
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Ventas y Servicios S.A.	A	A	-	-
			6,919.9	108,192.7
Participative securities provision market risk			23.3	29.9
Investments general provision			419.6	419.6
			7,362.8	108,642.2
Fibratolima mixed securities provision			-	1,347.3
Debt securities provision			1,530.2	3,279.5
TOTAL PROVISIONS			8,893.0	113,269.0

(1) See Note 5 of Investments

Investments Provision

Inicial balance	$ 113,269.0	$ 125,259.9
Plus:		
Provision charged to expenses of the period	639.6	1,778.7
Djustment in change	16.0	-
	113,924.6	127,038.6
Minus:		
Provision restitutions	6,279.8	8,997.1
Adjustment in change	-	4.5
For sale of Lloreda S.A.(1)	98,751.8	-
For sale of Huevos Oro Ltda.	-	4,331.6
For sale of Bono Incelt	-	436.4
Final balance	$ 8,893.0	$113,269.0

(1) See Note 5 of Investments

Investments maturity is as follows:

PORTFOLIO MATURITY DECEMEBER 31, 2008

CONSOLIODATED PORTDOLIO	FROM 0 TOA 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM TO 180 DAYS	FROM TO 360 DAYS	MORE THAN 360 DAYS	
Negotiable	-	1,133	50,227	78,591	193,480	0	323,431
Available	-	-	-	58,333	583,948	0	642,281
At maturity	8,498	-	13,298	17,819	53,884	0	93,500
General Total	**8,498**	**1,133**	**63,525**	**154,744**	**831,313**	**0**	**1,059,212**

FORWARD PURCHASE FOREIGN EXCHANGE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General total
RIGHTS	1,105,857.5	285,560.5	143,823.2	246,108.4	89,273.7	45,569.8	1,916,193.0
OBLIGATION	- 1,091,506.6	- 273,615.6	- 136,068.4	-239,814.9	-85,265.8	- 47,062.9	- 1,873,334.2
TOTAL	**14,350.9**	**11,944.9**	**7,754.8**	**6,293.5**	**4,007.9**	**- 1,493.1**	**42,858.8**

FORWARD SALE FOREIGN EXCHANG	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
RIGHTS	1,117,353.4	232,466.3	146,085.4	345,368.9	270,129.2	50,216.8	2,161,619.9
OBLIGATION	- 1,125,758.0	- 232,033.7	- 149,764.5	-379,389.8	-286,149.0	- 53,639.9	- 2,226,734.9
TOTAL	**-8,404.7**	**432.6**	**-3,679.1**	**-34,020.9**	**-16,019.7**	**- 3,423.1**	**-65,115.0**

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MATURITY PORTFOLIO JUNE 30 2008

CONSOLIDATED PORTFOLIO	FROM 0 TO 30 DAYS	FROM 31T O 60 DAYS	FROM 61TOA 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
Negotiable	2,219	543	310	2,701	55,581	230,741	292,095
Available	-	3,564	5,530	5,044	1,543	628,884	644,564
At maturity	4,340	203	536	8,319	21,775	52,664	87,837
General Total	**6,559**	**4,310**	**6,375**	**16,063**	**78,899**	**912,288**	**1,024,495**

FORWARD PURCHASE SECURITIES CONSOLIDATED	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General total
RIGHTS	52,826	-	-	-	-	-	52,826
OBLIGATION	-52,835	-	-	-	-	-	-52,835
TOTAL	-10	-	-	-	-	-	-10

FORWARD SALE SECURITIES CONSOLIDATED	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General total
RIGHTS	5,827.8	-	-	-	-	-	5,827.8
OBLIGATION	-5,828.3	-	-	-	-	-	-5,828.3
TOTAL	-1	-	-	-	-	-	-1

FORWARD PURCHASE FOREIGN EXCHANGE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
RIGHTS	2,094,345.9	149,371.5	95,301.5	68,906.6	138,005.6	511.5	2,546,442.6
OBLIGATION	-1,941,564.3	-146,757.6	-90,466.4	-67,762.8	-137,198.7	-483.5	-2,384,233.3
TOTAL	**152,781.7**	**2,614.0**	**4,835.0**	**1,143.7**	**806.9**	**28.0**	**162,209.3**

FORWARD SALE FOREIGN EXCHANGE	FROM 0 TO 30 DAYS	FROM 31 TO 60 DAYS	FROM 61 TO 90 DAYS	FROM 91 TO 180 DAYS	FROM 181 TO 360 DAYS	MORE THAN 360 DAYS	General Total
RIGHTS	1,465,144.3	434,775.7	205,379.5	388,355.6	185,718.5	2,610.4	2,681,984.1
OBLIGATION	-1,596,213.1	-455,772.7	-214,406.9	-392,022.4	-194,217.5	-2,461.5	-2,855,094.2
TOTAL	**-131,068.9**	**-20,997.0**	**-9,027.4**	**-3,666.8**	**-8,499.0**	**148.9**	**-173,110.1**

(6) Acceptances and Derivatives

Cash operation rights	$	2,244.1	173,306.7
Cash operation obligations		(2,242.6)	(175,540.7)
Forward operation rights		4,075,568.8	4,993,480.3
Forward operation obligations		(4,097.826.5)	(5,003,634.5)
Future sale rights		72,140.5	120,280.0
Future sale obligations		(72,140.5)	(118,803.1)
Swap Rights		667,119.2	490,069.1
Swap Obligations		(661,452.3)	(490,324.8)
Call loss on foreign exchange		-	(13.0)
Put profit on securities		255.6	-
Put loss on foreign exchange		(60.6)	-
	$	(16,394.3)	(11,180.0)

The Corporation has defined that it has to cover its risk due to the difference in change generated by its own position (assets less liabilities in foreign currency), what leads to make operations by means of carrying out futures contracts and operations with derivatives, when the market situation is worth it.

List of comparative average balances on obligations, rights, profit and loss

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	Dec-08				Jun-08			
	Sale	Variation %	Purchase	Variation %	Sale	Variation%	Purchase	Variation %
Derechos								
Foreign exchange	2,575,278.7	-9.20%	2,368,050.4	-3.67%	2,836,318.9	30.22%	2,458,247.9	33.45%
Securities	5,729.3	-70.50%	4,744.5	-67.81%	19,418.7	-89.58%	14,741.0	-91.21%
	2,581,008.0		2,372,795		2,855,737.6		2,472,988.9	
Obligations								
Foreign exchange	2,698,786.7	-2.65%	2,277,853.8	-8.84%	2,772,332.9	29.39%	2,498,845.1	35.51%
Securities	5,723.9	-70.51%	4,748.1	-67.79%	19,410.9	-89.53%	14,741.2	-91.22%
	2,704,510.6		2,282,601.9		2,791,743.8		2,513,586.3	
	Profit		Loss		Profit		Loss	
Monthly average result	92,626.1	-9.53%	92,175.4	-5.33%	102,385.4	365.85%	97,369.7	471.98%

They correspond to the average of final monthly balances during the semester.

Minimum and maximum terms oscillated between 3 and 365 days during fiscal terms ending on December 31 and June 30, 2008.

No limitations existed nor restrictions of any type for the execution of these contracts.

(7) Accounts Receivable

		December	June
Other interest:			
Sold Inter-bank funds	$	0.3	0.1
Loans to employees		15.4	15.9
Sundry		204.9	310.0
	$	220.6	326.0
Other			
Dividends and participations (1)	$	18,793.9	20,646.7
Leasing		29.8	306.6
Sale of goods and services (2)		960.5	5,079.9
Payments on account of clients		100.8	163.8
Prepayments, contracts and suppliers		1.5	0.8
Advances to personnel		49.6	9.7
Sales tax to be paid Debit		6,518.8	2,919.8
Sundry (3)		3,352.7	16,708.3
	$	29,807.6	45,835.6

(1) As of December 31, 2008 this item included among other values, the following: Epiandes S.A. $12,029.1, Promigas S.A. $4,933.8, Hoteles Estelar S.A. $872.2, Colombina S.A. $426.5, Mineros S.A. $356.4, Fiduciaria de Occidente, $166.3, Inca S.A. $9.6. As of June 30, 2008 this item included among other values, the following: Empresa de Energía de Bogotá for $9,117.0, Promigas for $4,617.0, Colombina S.A. for $1,279.6, Hoteles Estelar S.A. for $1,270.9, Gas Natural for $1,620.5, Mineros for $1,069.1, Colombiana de Extrusión for $685.7, Tablemac S.A. for $603.8.

(2) As of December 31, 2008 this item includes, among other values, the following: Inversiones Gaviria Restrepo $823.7, FID-Fiducolombina pagos Procampo $77.4, other $ 59.4. As of June 30, 2008 this item included among other values, the following: Ingenio la Cabaña for $2,949.3, Inversiones Gaviria Restrepo for $823.7, Sain Ingenieros Constructores for $508.3, Skema Promotora S.A. for $508.3.

(3) As of December 31, 2008 this item included among other values, the following: Currency Desk operations with the following customer: Banco Davivienda $1,072.0. As of June 30, 2008 this item included. Among other values: Currency Desk Operations with the following customers: Fondo de Pensiones Obligatorias Horizonte for $6,580.3, Jp Morgan Chase Ny for $2,240.2, Banco

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de Crédito for $1,967.3, Fondo de Cesantías Horizonte for $1,454.8, BBVA Fiduciaria for $714.5, Fiduprevisora for $435.7, Ilko Colombia S.A. for $319.6, Fondo de Pensiones Voluntarias BBVA for $238.4, HSBC Fiduciaria for $222.4.

Provision for Accounts Receivable

Initial Balance	$	1.947.2	1.861.2
Plus:			
Provision charged to commercial operation expenses		1.323.3	89.1
		3.270.5	1.950.3
Minus:			
Reimbursements of commercial provision		111.0	3.1
Accounts receivable penalised		1.187.4	-
	$	1.972.1	1.947.2

(19) (8) Realizable Goods and Goods and received as dation in payment

Goods received in payment

		December	June
Real estate	$	23,401.7	23.030,7
Movables		1,731.7	2.460,4
		25,133.4	25.491,1
Minus Provision		(20,264.6)	(20.846,3)
	$	4,868.8	4.644,8

Goods not used in the corporate purpose

Land	$	585.9	585.9

The detail of goods received in payment, according to permanence time, is as follows:

		Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total	Provision	
December 31, 2008							
Real estate		540.0	345.0	22,516.7	23.401.7	18.533.0	
Movables		-		-	1.731.7	1.731.7	1.731.6
		540.0	345.0	24,247.7	25.133.4	20.264.6	
June 30, 2008							
Real estate	$	122,9	318.1	22.589,7	23.030,7	18.385,9	
Movables		728.8	1.654.1	77.5	2.460.4	2.460.4	
		851.7	1.972.2	22.667.2	25.491.1	20.846.3	

The Administration considers that immobilisation and materiality of these assets shall not produce important negative effects on the financial statements. At present the Corporation is taking the necessary steps for realising these goods within the terms established by the Superintendence of Finance. In general terms, goods are in good condition; the necessary provisions have been constituted for those in a deteriorated condition.

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The Corporation has appraisals and insurance policies for its goods.

Provisión para Bienes Recibidos en Pago

Initial balance		20,846.3	$	24.687,5
Plus:				
Provision charged to expenses of the period		207.8		15.6
		21,054.1		24,703.1
Minus:				
Provision reimbursements		731.2		18.3
Use sale of goods received in payment		58.3		3.838,5
	$	20,264.6	$	20,846.3

(9) Properties, and equipment, Net

		December	June
Land	$	3,052.1	3,052.1
Bulidings		11,092.6	11,077.5
Equipment, furniture and fixtures		8,744.2	8,823.7
Computers		9,227.2	9,081.2
Vehicles		818.6	720.0
Mobilisation equipment (lifts)		360.7	360.7
		33,295.4	33,115.2
Depreciations			
Buildings		(7,207.1)	(6,948.5)
Equipment, furniture and fixtures		(7,389.0)	(7,360.6)
Computers		(8,662.0)	(8,562.0)
Vehicles		(296.0)	(294,3)
Mobilisation equipment and machinery		(25.5)	(16.5)
		23,579.6	23,181.9
Total properties and equipment	$	9,715.8	9,933.3
Valorisations (*)		26,507.4	26,503.9
	$	26,507.4	26,503.9

(*) As of June 30, 2008, this item included: valorisations of Fixed Assets for $25,737.0 and Art and Culture Goods for $766.9. As of December 31, 2007 this item includes valorisation of Fixed Assets for $19,774.9 and Art and Culture Goods for $766.9.

Total depreciation recorded during the first and second half of 2008 in expenses was of $588.1 and $ 590.6 respectively.

The Corporation has maintained the necessary measures for the conservation and protection of its assets. As of December and 31June 30, 2008, insurance policies existed to cover theft, fire, earthquake, riot, explosion, volcano eruption, low tension, loss or damages to offices and vehicles.

The Corporation has appraisals of its Real Estate Goods and no mortgage or ownership reserve on them exists, and they have not been transferred in collateral.

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(10) Other Assets

Permanent Contributions

For the two halves of 2008 there existed permanent contributions in social clubs for the sum of $98.2.

Early Expenses and Deferred Charges

Movement of early expenses and deferred charges during the semester that ended on December 31, 2008 is as follows:

	Jueo	Charges	Amortisation	December
Early Expenses				
Interest	$ 0.4	1.4	1.4	0.4
Insurance	105.6	2,013.2	1,785.8	333.0
Maintenance equipment	25.2	7.8	16.2	16.8
	June	**Charges**	**Amortisation**	**December**
Commissions paid for by-products	105.2	501.8	607.0	-
Maintenance pc software	101.8	129.9	121.1	110.6
Other	176.6	194.7	351.7	19.6
Deferred Charges				
Organisation and pre-operatives	46.6	-	12.2	34.4
Refurbishing	181.8	-	96.0	85.8
Studies and projects	43.4	-	43.4	-
Software for computers	1,758.0	452.3	495.4	1.714.9
Utensils and stationary	46.0	69.0	81.2	34.7
Improvements to properties in leasing	256.2	17.0	53.6	219.6
Publicity and advertising	350.0	-	131.2	218.8
Taxes	151.7	13.4	165.1	-
Contributions and affiliations	84.7	869.1	925.5	28.3
Other	6.2	53.4	59.6	-
	$ 3,439.4	4,323.9	4,946.3	2.816.9

Other

		December	June
Loans to employees	$	1,999.8	2,417.9
Other credit to employees		2.4	2.7
Deposits in guaranty		41,554.6	275.8
Deposits in future contracts		11,211.8	10,725.8
Art and cultural goods		266.9	266.8
Rights in trust (1)		41,545.9	44,193.5
Sundry (2)		33.0	13,254.8
	$	96,614.4	71,137.3

(1) Rights in Trusts

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		December	June
Trus for real estate development	$	23,621.9	23,556.5
Portfolio administration Trust (*)		356.7	4,442.0
Realisable goods and received in payment Trust		15,674.4	15,674.4
Property and equipment trust		345.6	345.6
Other Trusts		1,547.3	175.0
	$	41,545.9	44,193.5

(*) It corresponds to the Autonomous Equity B product of the Asset transfer to Banco de Bogotá.

(2) As of December 31, 2008 this item includes among other values the following: Surplus of prepayments and retentions $11.6, Petty Cash $3.1, Industry and Trade Prepayment $18.3. As of June 30, 2008 this item included among other values, the following: Withholding at source for $4,132.3, Prepayments and advances Surplus for $9,093.4.

Rating of Loans to employees

The following is the detail of the rating of Credits to Employees and Former Employees:

	December								
		Housing Consumer		Interest				Provision	Guaranties
Rating of Loans to Employees									
A- Normal	$	1,719.9	$	13.5	$	1,733.4	$	-	2,427.4

Rating of Loans to Former Employees

	December					
		Housing Consumer	Interest	Total	Provision	Guaranties
A- Normal	$	224.7	2.2	226.9	-	208.5
B- Acceptable		3.6	0.1	3.7	-	3.6
C- Appreciable		7.4	0.2	7.6	0.1	-
E- Unrecoverable		46.6	-	46.6	46.6	43.1
	$	282.3	2.5	284.8	46.7	255.2

	June									
		Housing Consumer		Interest		Total		Provision		Guaranties
Rating Loans to Employees										
A- Normal	$	2.074.0	$	13.8	$	2,087.8	$	-	$	3,019.3

Rating Loans to Former Employees

	June									
		Housing Consumer		Interest		Total		Provision		Guaranties
A- Normal	$	300.0	$	2.2	$	302.2	$	-	$	290.5

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E- Unrecoverbale		46.6	0.0	46.6	$ 46.6	$ 42.7
	$	346.6	$ 2.2	$ 348.8	$ 46.6	$ 333.2

Provision Other Assets

		December	June
Initial balance	$	21,394.3	21,808.4
Plus:			
Provision charged to expenses of the period		1,458.5	21.1
		22.852.8	21.829.5
Minus:			
Provision Reimbursements other assets		-	0.6
Reimbursement other provisions		-	431.2
Use in sale rights trusts goods received in payment		-	3.4
Final balance	$	22.852.8	21.394.3

(11) Deposits and Current Liabilities

		December	June
Term Deposit Certificates:			
Issued at less than 6 months	$	448,968.8	276,798.3
Issued equal to 6 months and less than 12 months		232,035.4	307,731.3
Issued equal or greater than 12 months		120,844.8	213,874.0
		801,849.0	798,403.6
Savings accounts		205,908.7	242,320.2
Special deposits		61.6	88.1
Banks and correspondents		46,883.9	4,765.3
Current liabilities bank services		305.7	274.6
	$	47,251.2	5,128.0

(12) Inter-Bank Funds Purchased and Re-Purchase Agreements

Interbank funds purchased	$	33,400.0	11,134.0
Transfer undertakings in repo operations closed		264,682.5	376,957.9
Transfer undertakings in simultaneous operations		52,561.9	11,197.5
Undertakings originated in positions in short of simultaneous operations		-	36,134.3
	$	350,644.4	435,423.7

Rates used in these operations for the periods ending on December 31 and June 30, 2008 oscillated between 10.15% and 3.09% and between 10.0% y 2.57% respectively.

No restrictions or limitations existed on the aforementioned amounts.

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(13) Accounts Payable - Other

Industry and Trade	$	37.0	-
Stamp Taxes		0.7	0.7
Extra charges and others		1.0	5,074.8
Rentals/Leasings		525.2	410.5
Contribution on transactions		-	15.3
Promissory buyers		1,018.8	18.8
Suppliers		463.8	962.8
Withholdings and labour contributions		1,563.3	1,429.2
Cheques drawn not cashed		135.2	139.3
Sundry (1)		1,849.1	13,728.2
	$	5,594.1	21,779.6

As of December 31, 2008 this item included among other values, the following: accounts payable for currency desk operations: Deutsche Bank for $864.1, Banco BVBA $197.5 .As of June 30, 2008, this item included among other values, the following: accounts payable for currency desk operations: Banco BBVA for $4,310.6, Banco de Crédito for $2,563.9, Banco Davivienda for $2,728.5, JP Morgan Chase NY for $1,715.8 , Fondo de Cesantías Horizonte for $974.5.

(14) Other Liabilities

Consolidated Labour Obligations

Consolidated severance pay	$	308.8	232.8
Interest on severance pay		-	13.4
Consolidated vacations		1,235.4	1,375.6
Other Social benefits		305.7	322.2
	$	1,849.9	$ 1,944.0

Retirement Pensions

The actuarial calculation study is prepared according to the provisions of Decree 2783 of 2001, taking into account a DANE Rate of 8.832% and a discount Rate of 14.045%.

A person (man) who is a direct pensioner of the Corporation is part of the actuarial calculation.

Actuarial calculation is completely amortised.

Total amount of the actuarial calculation	$	1,279.3	$	1,259.1
Value pensions caused during the semester		77.3		73.2
Amortisation percentage		100%		100%

Early Income and Deferred Payments

The movement of early income for the semesters ending on December 31 and June 30, 2008 is as follows:

Continue...

Early Income

		June	Charges	Payments	December
Interest		-	-	0.1	0.1
Commissions/fees	$	32.2	32.2	678.8	678.8
Commissions received by-products		112.3	280.9	168.6	-
	$	144.5	313.1	847.5	678.9

Deferred Payments

		June	Charges	Payments	December
Profit in Sale of Assets	$	595.4	422.0	12.6	186.0
Autonomous Equity B to be amortised (1)		4,087.4	6,612.7	2,683.0	157.7
Other deferred payments		165.0	165.0	31.0	31.0
	$	4,847.8	7,199.7	2,726.6	374.7

(1) See Note 11 in Rights in Trusts

(15) Estimated Liabilities and Provisions

Labour obligations	$	1,256.3	813.1
Taxes		101.2	4,830.6
Penalties and sanctions, litigations, indemnifications		643.2	643.2
Penalties and sanctions Superintendence of Finance		17.3	17.3
Sundry (1)		2,021.1	2,654.7
	$	4,039.1	8,958.9

(1) Includes provisions to cover expenses for public services.

(16) Social Capital

For the semester of 2008 authorised capital was of $1,715,0 represented in 171.500.000 shares with nominal value of $10 Pesos each.

As of December 31, 2008 the Number of Outstanding Shares was:

No. Preferential Shares	10,741.134
No. Ordinary Shares	159,420.858
Total shares subscribed and pais	170,161.992

The minimum preferential dividend each share earns is equal to 2% per annum of the subscription price in Colombian Pesos; this dividend is adjusted each year in an amount equivalent to 100% of the variation of the index of prices to consumers (IPC) certified annually by the Colombian competent authority, for each calendar year.

Continue...

(17) Reserves

Legal

According to legal provisions in force in Colombia, all credit institutions must constitute a legal reserve assigning ten per cent (10%) of net profits of each fiscal year/accounting period, up to a minimum of fifty per cent (50%) of the subscribed capital. The reserve may be reduced to less than fifty per cent (50%) of the subscribed capital when its purpose is to wipe-off accumulated losses exceeding the total amount of profit obtained in the corresponding fiscal year and of those not distributed profits of former fiscal years when the freed value is devoted to capitalising the entity by means of the distribution of dividends in shares.

The reserve shall not be used to pay dividends or to cover expenses or losses during the time on which the Corporation has undistributed profits.

The additional paid-in capital (premium for placement of shares) corresponding to the difference between the amount paid per share and its nominal value, is also recorded as legal reserve.

As of December 31 and June 30 2008 the legal reserve amounted $641,627.2 and $617,134.5 respectively.

Statutory and Occasional

The following is the detail of statutory and occasional reserves as of December 31 and June 30, 2008:

		December	June
Valuation of negotiable investments Reserve (1)	$	394,738.2	389,097.5
Other reserves available for the Assembly for future distributions		133,449.3	161,777.8
	$	528,187.5	550,875.3

(1) According with legal provisions a reserve shall be provided for profits obtained due to the application of investment special valuation systems at market prices and that have not been fiscally recorded.

(18) Profit or Losses Not Realised in Investments Available for Sale

Participative Securities			
Promigas S.A.	$	222,396.7	251,999.9
Mineros S.A.		(6,396.3)	(4,568.9)
Tablemac S.A.		7,064.5	15,759.4
Enka de Colombia S.A.		(2,235.5)	(2,076.9)
Banco Av Villas S.A.		(4.3)	23.1
Bolsa de Valores de Colombia (Stock Exchange of Colombia)		(299.9)	-
		220,525.2	261,136.6
Debt Securities		(12,983.2)	(25,860.5)
	$	207,542.0	235,276.1

Continue...

(19) Contingent Accounts

Creditor

Endorsements	$	252.5	252.5
Values received in repo and simultaneous operations		15,137.8	4,242.3
Bank collateral		106,752.6	78,866.1
Obligations in options		162,097.6	51,922.4
For litigations stipulated in legal currency (*)		52,176.4	52,176.3
Other contingencies		9,248.9	4,801.9
	$	345,665.8	192,261.5

(*)It corresponds to passive contingencies derived from lawsuits against, with adverse decision that occurs remotely according to the opinion of the legal area of the Corporation.

Debtor

		December	June
Values delivered in repo and simultaneous operations	$	517,771.0	158,606.9
Rights in Options		200,180.6	139,707.0
Excess presumptive revenue on ordinary liquid		133,243.2	133,243.2
Other contingencies		1,883.8	1,830.8
	$	853,078.6	433,387.9

(20) Memorandum Accounts

Debtor

		December	June
Goods and securities given as guarantee	$	-	453,649.7
Appraisal of goods received in payment		6,066.6	6,081.2
Remittances and other effects sent for collection		51,115.6	43,812.0
Unpaid negotiated cheques		5,474.0	4,697.9
Penalised assets		212,761.3	207,908.9
Adjustments for assets inflation		61,201.0	81,617.8
Distribution subscribed and paid capital		1,701.6	1,683.4
Accounts receivable decreed dividends		98.2	98.2
Dividends rights in species for revaluation		20,201.9	-
Property and equipment completely depreciated		15,251.9	15,021.7
Fiscal value of assets(*)		3,376.017.2	3,376.017.2
Investment in Nation guaranteed securities		186,477.8	226,544.3
Securities guaranteed by the Central Bank		-	12.5
Securities accepted by credit establishments		44,937.3	19,076.9
Securities to be held-to-maturity		42,058.2	39,046.5
Securities available for sale - Debt		571,286.3	176,307.8
Reciprocal operations		261,691.7	249,865.0
Nominal value Forward purchase in Dollars		-	2,700.908.4
Nominal value Forward purchase in Euro		-	33,727.9
Other		265,931.9	184,928.4
	$	5,122,272.5	7,821,005.7

(*) Corresponds to the value of the fiscal gross equity as of December 31, 2007

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Creditor

		December	June
Goods and securities received in custody	$	411.9	352.1
Goods and securities received in guaranty for future loans		97,255.0	113,038.9
Collateral pending to be paid		39,736.5	58,823.3
Goods and securities received in collateral-suitable collateral		2,668.3	2,810.3
Collections received		1,677.5	1,437.8
Adjustments for equity inflation		316,334.8	316,334.8
Capitalisation for equity re-valorisation		316,334.8	316,334.8
Yield negotiable investments debt securities		89,247.0	26,344.9
Decreed dividends negotiable investments		392.7	196.4
Equity fiscal value		1,773,987.5	1,773.987.5
Rating Accounts Receivable		2,002.2	8,160.7
Rating employees portfolio		3,383.1	2,420.6

		December	June
Reciprocal Operations		130,893.3	117,486.1
Nominal value Forward sale in Dollars		-	2,684.314.4
Nominal value Forward sale in Euro		-	30,702.2
Other		2,477.8	3,468.1
	$	2,776,802.4	5,456,212.9

(21) Transactions with Related Parties

The main stockholders that hold ten per cent (10%) or more of the capital stock or whenever less, transactions that represent more than five per cent (5%) of the technical equity are considered related parties. Members of the Board of Directors and companies where the Corporation holds investments in excess of fifty per cent (50%), or where there are economic, administrative or financial interests, are also considered related parties.

a. Operations with Stockholders

	December	June
Available		
Banco de Bogotá S. A.	$23,608.1	$ 12,240.6
Banco de Occidente S. A.	11,924.3	19,562.9
Investments		
Banco de Occidente S. A.	5,575.7	6,233.7
Accounts Receivable		
Banco de Occidente S. A.	146.0	118.3
Deposits and Current Liabilities		
Banco de Occidente S. A.	6,702.3	-
Accounts Payable		
Banco de Bogotá S. A.	15,994.4	13.124.5

Continue...

Banco de Occidente S. A.	5,710.0	4,685.5
Operating Revenue		
Banco de Bogotá S. A.	88.3	96.7
Banco de Occidente S. A.	788.9	488.5
Operating Expenses		
Banco de Bogotá S. A.	9.9	9.9
Banco de Occidente S. A.	144.8	211.5
Debtor Memorandum Accounts		
Banco de Bogotá S. A.	23,618.0	12,250.5
Banco de Occidente S. A.	17,790.8	26,126.4
Creditor Memorandum Accounts		
Banco de Bogotá S. A.	16,082.7	13,221.2
Banco de Occidente S. A.	13,201.3	5,174.0

b. Operations with Related Companies

Investments	December	June
Banco Corficolombiana S. A. (Panamá)	13,504.1	11,574.2
Leasing Corficolombiana S. A.	56,237.2	40,916.2
Leasing de Occidente S.A.	76,414.6	79,012.2
Casa de Bolsa Corficolombiana S. A.	10,557.8	10,557.8
Valle Bursátiles S. A.	-	31.2
Valores de Occidente S. A.	2,257.4	2,257.4
Banco Av Villas S. A.	202.9	240.3
Fiduciaria Corficolombiana S. A.	19,659.0	19,659.0
Fiduciaria de Occidente S. A.	1,762.9	1,762.9
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Estudios, Proyectos e Inversiones de los Andes S. A.	40,980.3	40,980.3
Concesionaria Vial de los Andes S.A.	6,518.9	92.8
Industrias Lehner S.A.	12,652.9	12,652.9
Hoteles Estelar S. A.	45,701.1	43,697.2
Lloreda S. A.	-	131,324.0
Mavalle S.A.	257.3	257.3
Organización Pajonales S. A.	36,353.2	33,758.9
Pizano S.A. in restructuring	30,951.7	27,591.9
Plantaciones Unipalma de los Llanos S. A.	16,666.9	13,604.0
Promotora y Comercializadora Turística Santamar S. A.	10,150.5	10,112.5
Proyectos de Infraestructura S. A.	68,375.9	68,375.9
Tejidos Sintéticos de Colombia S. A.	15,688.9	15,688.9
Valora S. A.	29,576.9	19,247.9
Investments Provision		
Lloreda S. A.	-	98,751.6
Promotora y Comercializadora Turística Santamar S. A.	3,275.4	3,237.4
Banco Av Villas S. A.	23.6	30.0
Pizano S.A. in restructuring	-	2,537.7
Accounts Receivable		
Casa de Bolsa Corficolombiana S. A.	131.2	25.7
Leasing Corficolombiana S. A.	179.6	174.4
Fiduciaria Corficolombiana S. A.	46.9	124.0

Continue...

	Fiduciaria de Occidente S.A.	166.3	185.1
	Valora S.A.	1.2	798.6
	Banco Corficolombiana (Panamá)	0.3	-
	Hoteles Estelar S. A.	893.2	1,302.7
	Colombiana de Licitaciones y Concesiones Ltda.	2.2	-
	Industrias Lehner S.A.	13.1	-
	Lloreda S.A.	-	97.7
	Organización Pajonales S.A.	2.2	-
	Proyectos de Infraestructura S.A.	-	0.4
	Estudios, Proyectos e Inversiones de los Andes S. A.	12,029.1	-
Valorisations			
	Banco Corficolombiana S. A. (Panamá)	-	134.4
	Fiduciaria Corficolombiana S. A.	10,307.7	8,982.7
	Leasing Corficolombiana S. A.	5,842.8	16,552.0
	Valle Bursátiles S. A.	-	7.8
	Fiduciaria de Occidente S.A.	1,160.3	909.9
	Leasing de Occidente S.A.	19,850.6	16,844.9
	Colombiana de Licitaciones y Concesiones Ltda.	11,213.9	10,220.7
	Estudios, Proyectos e Inversiones de los Andes S.A.	37,923.4	48,605.6
	Hoteles Estelar S. A.	83,653.9	81,459.5
	Mavalle S.A.	41.2	16.1
	Organización Pajonales S. A.	65,356.5	48,676.4
	Plantaciones Unipalma de los Llanos S. A.	15,799.0	18,327.0
	Concesionaria Vial de los Andes S.A.	151.2	129.0
	Proyectos de Infraestructura S. A.	35,895.5	31,904.6
	Pizano S.A. en reestructuración	27,693.5	-
	Tejidos Sintéticos de Colombia S. A.	4,461.2	4,460.6
	Valora S. A.	460.5	6,736.3
De-valorisations			
	Casa de Bolsa Corficolombiana	1,885.2	565.2
	Industrias Lehner	773.3	726.2
	Banco Corficolombiana (Panamá)	6,695.0	-
	Lloreda S. A.	-	32,572.4
	Valores de Occidente S.A.	832.8	785.1
Deposits and Current Liabilities			
	Colombiana de Licitaciones y Concesiones Ltda.	17,799.5	16,266.7
	Estudios, Proyectos e Inversiones de los Andes S.A.	28,016.3	15,596.1
	Leasing Corficolombiana S. A.	210.8	3,628.9
	Leasing de Occidente S.A.	24,576.8	13,057.3
	Casa de Bolsa Corficolombiana S. A.	1,088.8	983.0
	Plantaciones Unipalma de los Llanos S. A.	564.1	564.1
	Valora S. A.	2.3	2.3
	Proyectos de Infraestructura S.A.	1.9	1.9
Inter Bank Funds			
	Leasing Corficolombiana S. A.	11,138.0	-

Continue...

Accounts Payable			
	Colombiana de Licitaciones y Concesiones Ltda.	449.1	467.1
	Estudios, Proyectos e Inversiones de los Andes s.a.	961.4	252.0
	Fiduciaria Corficolombiana S. A.	-	43.3
	Proyectos de Infraestructura S.A.	-	0.8
	Banco Popular S. A.	2,351.7	1,930.4
	Leasing de Occidente S.A.	17.0	24.5
	Fiduciaria Bogotá S.A.	-	45.1
	Seguros de Vida Alfa S. A.	4.8	4.0
	Hoteles Estelar S. A.	1.6	13.8
	Plantaciones Unipalma de los Llanos S. A.	13.2	3.5
	Industrias Lehner S.A.	0.6	0.6
Operating Revenue			
	Banco Corficolombiana S. A. (Panamá)	-	299.2
	Casa de Bolsa Corficolombiana S. A.	246.3	3,367.1
	Leasing Corficolombiana S. A.	17,796.6	5,954.5
	Leasing de Occidente S.A.	11,478.2	12,453.1
		December	June
	Fiduciaria Corficolombiana S. A.	4,326.7	3,539.9
	Fiduciaria de Occidente S.A.	332.7	277.7
	Proyectos de Infraestructura S.A.	17,796.4	15,636.5
	Colombiana de Licitaciones y Concesiones Ltda.	1,830.7	2,251.9
	Estudios, Proyectos e Inversiones de los Andes s.a.	23,356.8	11,300.3
	Banco Av Villas	5.2	-
	Hoteles Estelar S. A.	3,760.7	2,542.0
	Lloreda S. A.	-	90.0
	Leasing Bogotá S.A.	19.3	56.5
	Concesionaria Vial de los Andes S.A.	386.3	51.3
	Organización Pajonales S. A.	2,606.8	-
	Plantaciones Unipalma de los Llanos S. A.	3,072.9	1,347.2
	Promotora y Comercializadora Turística Santamar S. A.	14.5	-
	Tejidos Sintéticos de Colombia S. A.	97.5	-
	Valora S. A.	10,899.0	-
	Industrias Lehner S.A.	87.6	-
Non Operating Revenues			
	Banco Corficolombiana S. A. (Panamá)	20.9	21.4
	Casa de Bolsa Corficolombiana S. A.	11.2	15.9
	Estudios Proyectos e Inversiones de los Andes S.A.	24.6	24.6
	Fiduciaria Corficolombiana S. A.	89.0	66.5
	Hoteles Estelar S.A.	29.6	29.8
	Leasing Corficolombiana S. A.	149.5	117.6
	Lloreda S.A.	-	3.2
	Pizano S. A. in restructuring	2,537.3	-
	Proyectos de Infraestructura S. A.	29.3	-
	Plantanciones Unipalma S.A.	28.5	-
	Valora S. A.	2.8	70.0
	Seguros de Vida Alfa S.A.	1.5	2.2

Continue...

Operating Expenses			
	Casa de Bolsa Corficolombiana S. A.	30.5	449.4
	Fiduciaria Corficolombiana S. A.	807.2	372.0
	Leasing Corficolombiana S. A.	827.6	860.1
	A Toda Hora S. A.	20.3	20.9
	Leasing de Occidente S.A.	1,529.1	842.3
	Fiduciaria Bogotá S.A.	13.8	230.4
	Seguros Alfa S. A.	37.9	33.0
	Colombiana de Licitaciones y Concesiones Ltda.	857.0	841.2
	Estudios, Proyectos e Inversiones de los Andes S.A.	2,248.1	604.8
	Proyectos de Infraestructura S.A.	11.2	3.1
	Plantaciones Unipalma de los Llanos S. A.	-	26.0
	Promotora y Comercializadora Turistica Santamar S.A.	38.0	28.2
	Valora S.A.	6.4	1.0
	Hoteles Estelar S.A.	75.8	107.3
	Seguros de Vida Alfa S.A.	31.0	33.0
Non Operating Expenses			
	Valora S.A.	47.5	-
		Proyectos de Infraestructura S.A.	2.8
Debtor Memorandum Accounts			
	Colombiana de Licitaciones y Concesiones Ltda.	4,826.0	3,021.1
	Banco Corfivalle Panamá	6,688.7	11,709.0

	December	June
Banco Popular S.A.		-
Banco AvVillas	179.3	210.4
Casa de Bolsa Corficolombiana S.A.	8,834.3	10,467.7
Fiduciaria Corficolombiana S.A.	30,820.8	29,115.2
Fiduciaria Bogotá S.A.	13.8	230.4
Fiduciaria de Occidente S.A.	3,089.6	2,858.0
A. T. H. A Toda Hora S.A.	20.3	20.9
Estudios, Proyectos e Inversiones de los Andes S.A:	36,892.1	13,561.2
Hoteles Estelar S. A.	-	17,021.3
Leasing Corficolombiana S. A.	63,381.2	58,502.7
Leasing de Occidente S.A.	105,336.4	96,835.4
Lloreda S. A.	-	19,049.3
Organización Pajonales S.A.	8,791.1	6,196.8
Plzano S.A. in restructuring	1,836.0	1,836.0
Plantaciones Unipalma de los Llanos S. A.	5,279.0	2,216.1
Promotora y Comercializadora Turística Santamar S. A.	80.8	80.8
Proyectos de Infraestructura S. A.	35,585.4	17,933.6
Seguros Alfa S.A.	342.3	33.0
Seguros de Vida alfa S.A.	31.0	33.0
Tejidos Sintéticos de Colombia S. A.	1,432.9	1,432.9
Concesionaria Vial de los Andes S.A.	107.6	51.3
Valle Bursátiles S. A.	-	1.7
Valora S. A.	14,712.5	-
Valores de Occidente S.A.	1,424.7	-

Continue...

Creditor Memorandum Accounts			
	Fiduciaria Corficolombiana S. A.	14,723.4	12,631.9
	Fiduciaria Bogotá S.A.	-	45.1
	Fiduciaria de Occidente S.A.	1,493.0	1,187.6
	Casa de Bolsa Corficolombiana S.A.	538.8	3,800.9
	Leasing Corficolombiana S. A.	35,137.7	37,359.6
	Leasing Bogotá S.A.	19.3	-
	Leasing de Occidente S.A.	55,922.6	42,379.8
	Promotora y Comercializadora Turística Santamar S. A.	35.5	15,8
	Seguros de Vida Alfa S.A.	4.8	6.2
	Valores de Occidente S.A.	832.8	785.1
	Banco Corficolombiana Panamá	6,674.2	454.9
	Banco Popular S.A.	2,351.7	1,930.4
	Banco AvVillas	969.1	23.1
	Concesionaria Vial de los Andes S.A.	335.1	3.000.0
	Tejidos Sintéticos de Colombia S.A.	-	90.7
	Seguros Alfa	1.5	-

(c) Operations Carried Out with Members of the Board of Directors and Legal Representatives

	December	
	Board of Directors	Legal Representatives
Assets	$ -	45.5
Liabilities	259.6	4.0
Revenue	-	3.3
Expenses	48.3	2.3

	June 2008	
	Board of Directors	Legal Representatives
Assets	$ -	$ 84.0
Liabilities	241.9	24.0
Revenue	-	4.1
Expenses	117.2	7.3

(d) Operations carried out with Stockholders who own less than 10% of the Capital Stock that had operations greater than 5% of the technical equity as of December 31, 2008 $ 69,278.5

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
6.72%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	Forward	Purch	252,194.6	256,726.8

(e) Operations Carried Out with Stockholders that own less than 10% of the Capital, with operations greater than 5% of the technical equity as of June 30, 2008 $ 67,253.5

Continue...

% Part.	Nit	Stockholder	Type	Oper.	Rights	Obligation
2.74%	800,224,827	FONDO DE PENSIONES OBLIGATORIAS HORIZONTE	Forward	Purch	134,611.4	123,019.9
			Forward	Sale	108,281.6	115,381.2
					242,893.0	**238,401.1**
2.93%	800,224,808	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	Forward	Purch	67,305.7	60,217.6
0.06%	830,038,885	VALOREM S.A.	Forward	Purch	310,671,9	273,697.3
0.00%	860,007,660	BANCO DE CREDITO	Forward	Sale	85,208.0	89,420.4

(22) Operating Revenue

The following is the detail of operating revenue, other

Dividends and participations			
Epiandes S.A.	$	23,330.9	11,279.4
Promigás S.A.		14,744.2	12,392.0
Proyectos de Infraestructura S.A		17,651.8	15,635.6
Leasing Corficololombiana S.A.		16,390.1	5,068.1
Leasing de Occidente S.A.		10,616.8	10,924.9
Valora S.A.		10,899.0	-
Organización Pajonales		2,594.2	-
Sociedad de Inversiones en Energía		3,556.2	3,085.4
Concecol Ltda.		1,804.9	2,231.0
Casa de Bolsa Corficolombiana S.A.		-	3,237.8
Fiduciaria Corficolombiana S.A.		3,285.5	2,778.6
Concesionaria Tibitoc S.A		645.0	925.3
Banco Corfivalle Panamá		-	299.2
Hoteles Estelar		3,748.3	2,541.9
Unipalma		3,062.9	1,347.1
Empresa de Energía de Bogotá		-	11,396.7
Gas Natural		-	3,240.9
Colombina S.A.		-	1,706.0
Mineros S.A.		-	1,425.8
Aerocali S.A.		-	883.2
Tablemac		-	603.8
Colombiana de Extrusión		-	685.8
Other		395.0	1,904.9
	$	112,724.8	93,593.4
Other			
Repo operations profit short position		9,064.5	5,216.2
Reimbursement Accounts receivable provision		111.1	3.0
Sundry revenues		17.4	177.7
	$	9,193.0	5,396.9

(23) Operating Expenses - Other

Repo operations losses short position	$	14,036.7	4,813.4
Fees		937.7	1,963.8
Taxes (1)		4,753.0	13,847.0

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Rentals/Leasings	1,443.7		1,372.7
Contributions and affiliations	1,013.8		737.5
Insurance	1,919.2		1,914.7
Maintenance and repairs	705.3		947.3
Office adapting and installation	149.9		76.8
Sundry:			
Cleaning and vigilance services	364.9		360.6
Temporary services	207.6		284.6
Advertising and propaganda	527.4		779.4
Public relations	69.5		101.8
Public utilities	617.5		641.9
Travel expenses	137.8		188.1
Transport	493.0		590.6
Implements and stationary	152.8		147.3
Donations	111.3		1.5
Subscriptions and notices	16.9		687.3
Postal charges	45.0		54.6
Buildings administration	266.6		254.2
Cafeteria	26.6		27.2
Legal expenses	15.9		28.0
Digitalisation and binding	58.6		79.7
Deductible VAT pro rata division	8.6		14.6
Connection Service	508.8		327.7
Miscellaneous	1,035.8		1,161.4
	29,623.9	$	31,403.7

(1) As of December 31 this item includes the tax to Financial Movements for $4,100.3 .As of June 30 2008, this item includes causation of equity tax for $10,149.7

(24) Other Provisions

		December		June
Goods received in payment	$	207.8	$	15.5
Other assets		1,458.4		21.2
Available		0.1		69.9
		1,666.3	$	106.6

(25) Non Operating Revenue

Profit in the sale of:			
Goods received in payment	$	256.5	3,118.4
Property and Equipment		11.3	357.5
Leasing		298.0	333.9
Recoveries:			
Penalised goods		690.6	1,023.8
Reimbursements Provision:			
Investments (1)		6,279.8	8,997.1
Reimbursement realisable and received goods		731.2	18.3
Other provisions		67.2	1,167.7
Other recoveries		346.5	1,626.6

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Other Assets		-	0.6
Sundry:			
Revenue goods received in payment		121.4	133.9
Other (2)		4,169.1	25,038.5
	$	12,971.6	41,816.3

(1) As of December 31 this item included: Fibratolima in liquidation $1.347.3, Pizano S.A. $2.537.3, Bono Emcali $2.347.3. As of June 30, 2008 this item included among other values, the following: Aerocali for $3,356.8, Compañía de Aguas de Colombia for $827.7, Bonos Emcali for $4,669.9

(2) As of December 30, 2008, this item included among other values the following: Causation of Equity B Fidubogota Patrimonio Autonomos $1.987.3, Socimer Internacional Bank limited in liquidation $1.460.0. As of June 30 2008 this item included among other values, the following: Causation of Equity B Fidubogota Patrimonio Autonomos $23.383.4.

(26) Income Tax

The following is the conciliation between book profit and estimated taxable income:

		December	June
Profit-loss before income tax	$	130,599.0	101,761.3
Plus (less) entries that increase (decrease) fiscal profit::			
Dividends not accrued in books		(5,864.5)	6,763.3
Revenue valuation variable revenue investments		(1,576.6)	(6,646.5)
Non deductible provisions		2,555.0	2,176.7
Non deductible taxes (GMF), equity tax		3,092.2	12,555.3
Industry and commerce tax		(167.1)	89.6
Expenses from other terms and other non deductible expenses		555.2	1,459.0
Loss on sale of real estate		-	0.5
Imputable expenses non taxed revenues		1,826.6	2,718.9
Deferred income declared in previous years		(32.3)	(835.3)
Profit in sale of stock		(21,862.3)	-
Non taxable dividends and participations		(95,488.8)	(95,788.3)
Difference for valuation of marketable investments fixed yield		7,908.0	(21,867.3)
Restitution provisions not deducted in former years		(6,347.0)	(10,215.5)
Other non levied revenue		(112.8)	(6.9)
Profit (Loss) Estimated revenue		15,084.6	(7,835.7)
Compensation fiscal credits/loans		(15,084.6)	-
Applicable Presumptive income	$	27,002.9	25,468.2
Exempt Income		(5,249.5)	(2,482.3)
Taxable Base		21,753.4	22,985.9
Income Tax (*)		7,178.6	7,585.3
Total Income Tax estimated year		7,178.6	7,585.3
Required Income Tax of the period		2,728.9	3,822.7
Provision excess		404.0	627.1
Total expense income tax	$	3,132.9	4,449.8
(*) Percentage income tax for the taxable year		33%	33%

Income Tax Returns for years 2005 and 2006 are final; income tax return of 2007 is subject to review by DIAN (National Direction of Taxes and Customs).

As of December 31, 2008 the Corporation owns re-adjusted presumptive income excesses on ordinary income, pending to be compensated for $133.243.2.

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(27) Assets Weighed by Risk Level – Technical Equity

According to Decree 1720 of 2001, technical equity can not be less than nine per cent (9%) of assets in local and foreign currency, weighed by risk level. Individual compliance is verified monthly and each semester in a consolidated way with its agencies and subsidiaries.

Risk asset rating in each category is made applying percentages determined by the Superintendence of Finance to each asset item, contingent accounts, fiduciary businesses and trust mandates established in Plan Único de Cuentas (Mandatory Chart of Accounts).

As of December 31 and June 30, 2008, the ratio achieved by the Corporation was of (51.89%) fifty one point eighty nine per cent and (48.77%) forty eight point seventy seven per cent respectively.

(28) Contingencies

With respect to the existence of three supposed CDTs (Term Deposit Certificates) of Corporación Financiera del Valle S.A. with numbers 159743, 159744 and 159745, dated February 17, 1989, for an amount of $58'5 each, we inform:

1. That such securities do not appear as recorded in the Corporation accounting, and

2. That with respect to facts related to those securities, the Criminal Court of the Supreme Court of Justice did not pronounce on their existence and validity. Thus it was recognised by the Civil Cassation Court in tutelage (protection) award on February 26 of 2008, subsequently confirmed by the Civil Cassation Court of the Supreme Court of Justice by means of decision of April 7 of the same year, when it stated that: *"(...)the legal debate was not about the issue of Validity or exception of the securities over which the considered criminal activity fell on (...)"*

(29) Assets and Liabilities Management

According to resolution 001 of January 2, 1996 and external Circular Letter 024 of March 1996 of the Superintendence of Finance, whereby the criteria and procedure by which credit institutions must identify, measure, evaluate and control their exposition to liquidity risks, interest rate and rate of exchange, a study is presented on exposure levels of the Corporation.

Following are the main accounts that affect the Corporation's liquidity GAP in a maturity corresponding to 12 months:

		December	June
Available	$	46,621	122,323
Inter Bank Funds		85,429	168,027
Negotiable investments		425,758	393,364
Non negotiable investments		651,902	653,779
Accounts receivable		21,274	24,041
Derivatives		(10,804)	(11,963)
Other Assets		2,040	15,536
Total Active Positions	$	1,222,220	1,365,107
Term Deposit Certificates Cdt's	$	596,944	572,856
Savings deposits		51,997	73,603
Other		47,251	5,128

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Inter Bank Funds		290,375	348,285
Accounts Payable		61,071	68,656
Other Liabilities		2,410	2,661
Estimated liabilities and Prov.		101	4,845
Total Passive Positions	$	1,050,150	1,075,993

During 2008 risk and liquidity management based on the compliance with External Circular Letter 016 of 2008 that modifies Chapter VI of External Circular Letter 100 of 1995 and establishes the Regulations relative to Liquidity Risk Administration System - (Reglas Relativas al Sistema de Administraci6n de Riesgo de Liquidez) (SARL)". The Corporation established a work chronogram to adjust to the new regulations. Satisfactory tests were made to the applications so that from January 2009 the Liquidity Risk Indicator (IRL) is reported to the Superintendence of Finance.

The Corporation, in accordance with in force regulations, calculates the market risk based on the standard model established by the Superintendence of Finance un External Circular Letter 009 of 2007 (Chapter XXI External Accounting and Financial Basic Circular Letter 100 of 1995).

Methodology according to external circular letter 009 of 2007

Risk by Modules

1- Interest rate	$	31,461	38,135
2- Rate of exchange		1,247	3,509
3- Price of Stock		8,134	6,878
4- Joint Portfolios		2,068	1,141
Aggregated VeR	$	42,910	49,663

(30) Corporate Governance (Not audited)

Corporaci6n Financiera Colombiana S.A., has incorporated principles that rule the entity's good corporate governance and the protection of the rights of stockholders and investors.

Board of Directors and Top Management: The Top Management and the Board of Directors determine strategies, policies, and risk profiles for the entity. The Board of Directors is permanently informed about the processes and businesses that the Corporation carries out. The Board of Directors approves limits for credit granting and of exposition to market risks, liquidity and credit risk administration for the different Corporation businesses. The Executive Vice-Presidency is the area in charge of identifying, managing, measuring and controlling risks inherent to treasury operations and other businesses of the entity. This area is in charge of generating risk control mechanisms and reporting to the Top Management and the Board of Directors risk exposures the Corporation might have

Policies and Division of Functions:
Risk management policies are approved by the Board of Directors according to the different business lines of the Corporation. It counts on specific elements for each type of risk (credit market, liquidity and operating) and a strict compliance follow-up is made by the Risk Management Office, are under the Executive Vice-Presidency.

Reports to the Board of Directors: The Board of Directors is permanently informed on risk exposures of the different businesses conducted by the Corporation.

A monthly report with a detailed description of the transactions carried out by the currency desk, business results, risk levels, and compliance with the limits established, if any, is presented to the Board of Directors. Transactions with related parties are submitted to the Board of Directors for consideration.

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The Risk Department controls the limits of maximum portfolio positions, maximum losses, and value at risk, and reports them on a daily basis to the Top Management of the Corporation.

Technological Infrastructure: An adequate technological infrastructure is available for the Corporation that allows it to efficiently support transaction requirements during its day-to-day operations, including adequate control and auditing mechanisms for risk control and generation of information tools that make information management in the organisation easier.

Methodology for Risk Measurement: Corporación Financiera Colombiana is classified as a financial entity and due to its business role in the different fronts where it concentrates (currency desk products, investment bank, asset management, variable income investments, etc.) it is exposed to a variety of risks generated by the evolution of the environment in all dimensions.

Based on the aforementioned, it is clear that risk management has become the determinant factor to achieve one of the objectives of Corficolombiana, the obtainment of a satisfactory profitability for its stockholders and it is therefore within the very definition of each and every institutional strategy and the procedure for decision-making on all businesses and activities of the Corporation.

The Corporation defined that the risk management process must comply with the following stages:

RISK IDENTIFICATION: Risks associated to each of the products are determined. The entity looks for undue concentration of risks and implements new technologies for risk management.

RISK MEASUREMENT: Measurement and management processes for the different risks are determined. Monitoring systems must operate precisely and cover all defined aspects to make the management process easy. Risk measurement involves availability of experienced human resources and technical tools for the quantification of risks inherent to each business.

LIMIT ASSIGNMENT: Limits are determined for each risk separately (market, credit and/or counterparty, operating and liquidity) although they are related among them. The administration evaluates and defines the limits based on the disposition to assume risks and the capacity of the institution to absorb losses.

MEASUREMENT AND LIMIT CONTROL: Position values must be permanently reviewed against the limits and any excess observed must be timely reported to the top management in order to take all corrective actions necessary. Evaluations and measurements on different time basis are conducted in accordance with the needs of each business line.

GENERATION OF REPORTS: As defined by the Board of Directors and the different risk departments, reports shall be presented from time to time. Reports shall include information with respect to the present risk exposition vs. limits established, and considering them as essential elements for decision making.

Existing methodologies identify and measure the different types of risk the Corporation faces in its activity, and this is how the methods mentioned and explained in detail in these notes to the financial statements operate.

Organisational Structure: The Corporation has defined an organisational structure through its Board of Directors that shall watch over an adequate risk management. Thus, the Executive Vice-President Office is in charge of building a strong risk culture within the organisation, always pursuing the obtaining of an integrated risk vision that, in addition, covers Corficolombiana's financial affiliates. The Executive Vice-President Office is in charge of Risk Management and the Credit Risk Management, and has the purpose of promoting, leading, and controlling the execution of risk policies approved, through the compliance with the risk management strategy outlined, using the risk management process previously defined.

In the structure of the Corporation there is independence between negotiation, risk control and operation accounting areas. Each of these tasks is assigned to different function areas that report to different Vice-Presidencies of the Corporation as follows:

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Responsibility	Area	Reports to:
Negotiation	Vice Presidency of Treasury	Presidency
	Vice Presidency of Investment Bank	Presidency
	Vice Presidency of Investment Portfolios	Presidency
	Vice Presidency of Investments	Presidency
Control	Risk Management	Executive Vicepresidency
	Credit Risk Management	Executive Vicepresidency
Accounting	Treasury Operations Management	Vicepresidence of Oper.
	Support Operations Management	Vicepresidency of Oper.

(31) Risk Disclosure

Objectives:

The Corporation's treasury activities take place within a framework of limits and policies established by the Board of Directors and monitored and controlled by Risk Management. Decisions are taken within such framework from the permanent and continuous follow-up to economic variables of internal and external character. The aforementioned in order to maximise the relationship risk/return of managed portfolios, optimise the commercial relation return with the Corporation clients and capture the opportunities detected in the different markets where it intervenes:

- Internal Public Debt (as Market Creator)
- Private Debt
- Foreign Currency
- Derivative Instruments local currency
- Derivative Instruments foreign currency

Philosophy in Risk Taking

In order to assure that treasury activities are in accordance with objectives and strategies of the Corporation, the Board of Directors exercises a permanent monitoring of the risk profile, with a follow-up of treasury positions, Market Risk limits, Credit Risk, Liquidity Risk and Operating Risk limits..

The philosophy of risk assumption is consistent with the assets and liabilities management general policies and considers aspects as economic analysis, technical analysis, fundamental analysis and the effect of changes in the environment in the bank book and the treasury book.

EVALUATION:

The Corporation's market risk is measured through the different analysis made, based on recognised techniques for financial risk management, with the purpose of controlling loss levels to which the Corporation may be exposed in its financial asset investments due to the volatility in the markets on which it may participate.

Based on the aforementioned, the following limit scheme operates considering the risk profile of the entity:

I. Market Risk

1. Pesos Portfolio Position

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Limits to negotiable investments portfolio: The nominal value of the position in public debt securities is limited taking into consideration its rate characteristics: fixed or variable, and according to maturity. In the same manner the position is limited in negotiable securities different to public debt, taking into account the same aspects above mentioned and the corresponding issuer limits.

Limits to available for sale investments portfolio: The nominal value of the position in public and private debt securities is limited taking into consideration maturity and the contractual, financial, and operating capacity of the Corporation.

Limits to investments portfolio to maturity: The nominal value of the position in public debt securities is limited taking as criteria, maturity and the contractual, financial, and operating capacity of the Corporation.

2. Dollar Portfolio Position

Limits to negotiable investments portfolio: The nominal value of the position in public debt securities (TES, TRM, and YANKEES) is limited according to maturity. In the same manner, the position in negotiable securities different to public debt will be limited taking into consideration the issuer limits approved and the maturity term.

Limits to foreign-currency position: The value of the Dollars position (Short or Long) is limited both in the "intraday" and in the "next-day", in accordance with the risk profile of the entity. In the same manner, positions in other currencies such as Swiss Franc, Sterling Pound, and EURO, are limited taking into consideration the same aforementioned aspects.

3. Loss Limits

Daily P&L: It is the main control tool that the middle office has to monitor treasury. Additionally, it is essential in the definition of the maximum losses authorised by the Board of Directors.

VeR (Value at Risk): With the purpose of establishing limits based upon recognized Risk Metrics methodologies for financial risk management and that are in agreement with the risk profile of the Corporation, the Board of Directors defined a VeR (Value in risk) limit for Treasury transactions that allows estimating under "normal conditions" the risk assumed in the foreign exchange and the fixed-yield markets ("fixed income") where the Corporation concentrates its trading activities.

MAT (management action trigger): Is the maximum loss that the Corporation is willing to assume bearing also in mind the equity capacity and solvency of the institution. The MAT limits total losses to the amount of accrued and potential losses (VeR) (Value in risk) associated to the current portfolio under normal conditions.

MAT = Profit 30 days + VeR

Limit: MAT = VeR

Sensitivity Analysis (stress test): The most appropriate scenarios were established to calculate stress tests, where, in addition to a "stress" with an increase of 200 basic points in the rates, the market crisis of August 2002 and of April 2004 are modelled to the current TES positions.

II. Liquidity Risk

The tool used for the liquidity risk is the liquidity GAP, according with external Circular Letter 042 of September 27, 2001 and on a weekly basis, the ALCO committee reviews the weekly flow to determine the liquidity profile of the Corporation in the current and subsequent weeks.

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On the other hand, monitoring and control of internal limits established by the Board of Directors for both long and short term continued. Amongst the short-term ones, there is the MCO (Maximum Cumulative Outflow) that is the cash flow projected to 1, 7, and 30 days. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first indicator limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors established limits for each of these indicators that are reviewed on a daily basis by the Top Management and presented to the Board of Directors on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. The Board of Directors defines the contingency plans to be followed as a function of these statuses.

III. Credit Risk

The treasury area identifies negotiation and investment alternatives, which can be both in the real sector and in the financial sector. According with the result of the study conducted by the risk area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established with a 1 year term to carry out transactions with such client.

Every issuer and/or counterparty must have a limit duly approved by the respective instance. Non-financial entity limits are assessed under the counterparty analysis process used by the Credit Risk Management and those of the financial sector are assessed under the Camel methodology in Risk Management.

1. Counterparty Risk Categories

Counterparty risk categories are standardized into four levels that allow optimising day-to-day businesses without generating additional wearing out in the attribution instances of the Corporation, or affecting the quality of risk decision-making.

Following is a description of risk categories from the highest to the lowest risk.

Category 1

Inter Bank short term loans, repos and/or investment in securities.

Category 2

Credit exposition in derivative products fixed yield and foreign currency.
Examples: Foreign currency forward, securities forward, options, swaps.

For derivative products the risk limit to be approved by the corresponding authority is defined according with the Future Potential Exposition that stipulates the factors that are applied on the nominal value of the contract in function of the term and the subjacent asset.

Remaining Term	Fixed Yield	Type of Exchange
Up to 3 months	5.2%	10.6%
From 3 to 6 months	7.4%	15.0%
Greater than 6 months	10.8%	21.2%

Should real volatility be greater than volatility used in the above table, real volatility shall be applied plus an additional 10%. By real volatility it is understood that volatility calculated with the TRM (Market Representative Rate) for foreign currency history and IDP (Public Debt Index) for fixed yield in a mobile window according with the term analysed.

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Also, use of approved limit (quota) is calculated based on credit exposition of the derivative:

Credit Exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the greater value between the market value and zero (0).

It shall be understood as fixed rate derivative, the contract on which the underlying is a market interest rate or a fixed rate security independent from the issuer or the type of security.

For rate exchange derivatives the above table shall also be used, independently from the foreign currency.

Category 3

Spot risk
Examples: Purchase – sale securities, free delivery foreign currency.

Over night risk.

Category 4

Category DVP or compensated
"Intraday" market risk

Note: approved limits may be used for products of the same category, observing time limit. Spot risk and over night risk may not be combined.

IV. Operating Risk

Corficolombiana has defined as operating risk those losses due to failures or weaknesses in processes, in persons and in internal systems or due to external events.

The most relevant improvements with respect to operating risk made during the second half of 2008 were as follows:

- We applied from July 2008 a methodology to measure operating risk indicators.
- A business intelligence tool was implemented with which the company may: a) consult and manage its operating risk maps, b) consult and manage operating risk events, c) consult and manage the evolution of its main operating risk indicators and d) consult statistical information of the tool that allows it to make a more effective follow-up of operating risk management.
- A virtual training tool was implemented that allowed training of 95% of the company officials in issues related to operating risk.
- With respect to the operating risk data base, as of December 31 the data based had 201 records distributed as follows:

Type of event	# of records
Failures in processes	120
Failures in systems	40
Other	41

Process	# of records
Mission	152
Support	37
Strategic	12

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Type of Loss	# of records
Type B (with no impact on P&L)	168
Type A (with impact on P&L)	27
Type C (almost loss)	6

The 27 events recorded type A, amount $94.8 million.

• With respect to the Business Continuity Plan, in the second half of the year the second test for internal and external applications was made and contingency protocols were tested with Banco de la República, Deceval y Bolsa de Valores de Colombia (Colombia Stock Exchange).

MANAGEMENT:

Board of Directors: The board of directors is the sphere responsible for the approval of policies for treasury operations. It guaranties an adequate organisation, monitoring or follow-up of treasury activities. This responsibility includes setting limits for risk taking in those activities and adopting the necessary organisational measures to limit risks inherent to the treasury business.

The board of directors is also in charge of approving policies, strategies and acting rules the entity shall follow in the development of treasury activities, as approving credit operations in legal currency and/or foreign currency, the market or markets where it may act, the procedures to measure, analyse, monitor, control and manage risks, and the limits of positions under risk in accordance with the type of risk, of business, of counterparty, of product, or of organisational area.

The board of directors has also faculties for approving the procedures to be followed when limits are exceeded or to face strong and unexpected changes in the market. This organism has also the responsibility of analysing and evaluating the type of management and accounting reports both internal and external.

ALCO Committee: The main functions are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures. To follow-up the risk management plan adopted, that shall include operation, follow-up and control procedures of tolerance levels to established risk. To monitor the limit compliance report and authorise excesses based on the attributions granted by the Board of Directors. To implement contingent action procedures in case of losses in maximum levels permitted and approve maximum variation values and variable limits for realizing sensitivities.

Credit Committee: Its main function is to establish and make recommendations to the Board of Directors on credit quotas/limits and counterparty of Treasury customers.

Operating Risk Committee: The main functions of this committee are to submit for approval of the Board of Directors and the top management, operating risk policies and management regulations and follow-up and control of them. To design the operating risk management strategy of the Corporation and lead its execution., to establish procedures and mechanisms approving methodologies and systems for an adequate management and administration of the operating risk. To know and understand operating risk the Corporation assumes, permanently evaluating risk exposition. To participate in the evaluation on the participation in new markets and the negotiation of new products. To develop strategies for the construction of an operating risk management corporate culture within the Corporation. To evaluate contingency plans and plans for the continuation of the business and establish the necessary resources for its timely execution.

Executive Vice Presidency: The Executive Vice President The Vice President of Risk reports to the Presidency and his/her main functions, among others, are to establish and recommend the Board of Directors risk management policies, objectives, limits and procedures for the administration of risks. To control compliance with portfolio quotas and limits, issuer and counterparty limits established by the Board of Directors.

Risk Manager: The Risk Manager reports to the Executive Vice Presidency and its main functions are to measure risks, verify compliance with established policies and limits, and make risk analysis. This area is also

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in charge of preparing reports on the compliance with policies and limits and exposure levels for the different risks.

There is an Operating Risk Director and one assistant who are in charge of developing the Sistema de Administración de Riesgo Operacional SARO (Operating Risk Management System) within the Corporation and financial subsidiaries.

There is also a risk co-ordinator and 3 analysts specialised in the different treasury risks as market, credit and liquidity risks who report to the Manager. It is important to mention that the legal risk is covered by the Legal Vice-Presidency

Credit Risk Manager: The Credit Risk Manager reports to the Executive Vice Presidency and his/her main functions are to design and implement financial models for credit analysis and counterparty quotas for entities of the non financial sector. Also among his/her functions is that of recommending credit analysis and counterparty quota and finally, to present requested quotas to the corresponding instances. Credit Risk Manager functions are supported by a Credit Manager.

MEASUREMENT:

During 2008 the treasury office of Corporación Financiera Colombiana S.A. generated net income before operating expenses and provisions for the sum of $42.521. The ratio income/risk taking the average VeR of 2008 indicates that the risk to which the Corporation is exposed to, is equivalent to less than one month of net income, adjusting to the risk profile approved by the Board of Directors.

The VeR (Value in risk) per risk module is as follows:

VALUE IN RISK PER MODULES	VeR	
INTEREST RATES	$	31,461
EXCHANGE RATES		1,247
PRICE OF STOCK		8,134
COLLECTIVE PORTFOLIOS		2,068
VALUE IN TOTAL RISK	$	42,910

The Corporation defines the position in each financial asset as the portfolio inventory purchase commitments plus purchase commitments – sales commitments.

Opciones sobre títulos renta fija: Al cierre de diciembre de 2008 la posición en el portafolio de opciones sobre títulos renta fija equivale a -$61

1. Pesos Portfolio Position (amounts in million Pesos)

Negotiable Investments Portfolio: The position as of the closing of December 31, 2008 was $168,608

Negotiable Portfolio Net position: negotiable portfolio plus purchase forwards minus sale forwards $168.608

Investment portfolio available for sale: As of the closing of December 31, 2008 this position is of $550.986

Investment portfolio until maturity: As of December 31, 2008 the position was of $93.500

Interest rate Swaps: As of the closing of December 2008 the position in the swaps portfolio is equivalent to $5.667

Options on fixed revenue securities: As of the closing of December 2008, the position in the portfolio of options on fixed revenue securities is equivalent to -$61

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2. Dollar Portfolio Position

Negotiable investments portfolio: As of the closing of December 31, 2008 the position is of $154.823

Negotiable portfolio net position: negotiable portfolio plus purchase forwards minus sale forwards $154.823

Investment portfolio available for sale: As of the closing of December 31, 2008 this position is of $91.296

Investment portfolio until maturity: As of December 31, 2008 the position was of $0

Position in foreign currency: As of the closing of December 31, 2008 the risk position in TRM (Market Representative Rate) is equivalent to US$ 11. 649.872

Foreign Exchange Forwards: As of the closing of December 31, 2008 the value of the foreign exchange portfolio forwards is equivalent to $-22.256

OPCF Future Contracts: As of the closing of December 31, 2008, the value of the futures foreign currency portfolio is equivalent to $492

Foreign currency options: As of the closing of December 31, 2008 the position in the foreign exchange portfolio is equivalent to $-256

On October 2nd, 2008 the Corporation informed the Superintendence of Finance of Colombia on the decision to valuate all Forward Peso-Dollar portfolio according with the provisions of CE 025 of 2008, generating a profit of $2.058 that reflected in the status of results of October 2008.

3. Loss Limits

I. Market Risk

Daily P&L: P&L 30 days at the closing of December 2008 presents profits excluding operating expenses of approximately $42.521

VeR (value in risk): Total VeR including the pesos and dollars desk positions as of the closing of December 2008 is equivalent to $ -1.815 approximately vs. the limit of $ -7.101.0 established by the Board of Directors.

MAT (management action trigger): As of the closing of December 2008 the MAT amounts approximately $3.005 vs. the limit established by the Board of Directors that amounts $-7.101.0.

Sensitivity analysis (stress test):

	Loss Estimated in		
Portfolio ($MM)	**50 PBS**	**100 PBS**	**200 PBS**
Negotiable Pesos	30.31	60.61	121.23
Negotiable USD	190.92	381.84	763.69
Available for sale Pesos	13,365.68	26,731.35	53,462.70
Available for sale USD	5,349.84	10,699.69	21,399.38
At maturity	N.A	N.A	N.A

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Maximum, Minimum and Average Values

Treasury portfolio during 2008 behaved as indicated:

PORTFOLIO IN PESOS	MAXIMUM	MINIMUM	AVERAGE
Negotiable investments	271,144.89	72,118.87	159,590.47
Investments Available for Sale	784,968.34	362,178.09	582,288.89
Investments until Maturity	124,907.45	52,892.09	88,673.23
Forward Purchase Securities	0.00	0.00	0.00
Forward Sale Securities	65.69	310.44	61.18
PORTFOLIO IN USD			
Negotiable Investments	171,692.43	88,512.68	115,208.18
Investments Available for Sale	95,077.99	52,547.95	78,967.37
Investments until Maturity	260.63	0.00	26.06
Forward Purchase Securities	-9.90	0.00	-3.18
Forward Sale Securities	-40.73	-5,792.12	-1,460.59
DERIVATIVES			
Forward Purchase Foreign Currency	29,671.55	42,858.79	24,799.71
Forward Sale Foreign Currency	-89,028.40	-65,116.44	-29,760.97
Future Contracts OPCF	46,156.85	184,872.00	88,085.97
Interest Rate Swap	5,666.95	0.00	2,226.64
Options in Foreign Exchange	-174.72	-111.03	-13.82
Options in Securities	0.00	109.54	14.19

II. Liquidity Risk

As of the closing of December 2008, these indicators were within normality limits established. The MCO indicator (Maximum Cumulative Outflow) that defines the liquidity status of the entity for the 7 days term with normal minimum limit of $50,000 surplus presented by the end of December 2008 a surplus of $496.802.

III. Credit Risk

During 2008 treasury counterparty limits were assigned according with the methodology aforementioned and were approved by the corresponding instances.

CONTROL:

The Control structure as a fundamental principle has the adequate function segregation between the activities of the front, middle and back office. Thus, treasury operations will develop within an organisational structure that contemplates the following areas and/or functions:

Front Office: Area in charge directly of the negotiation, relationship with customers and commercial aspects of treasury.

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Middle Office: Area in charge, among other functions, of measuring risks, verifying compliance with established policies and limits, and conducting risk analyses. This area is also in charge of preparing reports on compliance with the policies and limits, and of exposition levels of the different risks inherent to treasury operations. It is also in charge of periodically reviewing and evaluating the financial instrument valuation and risk measurement methodologies.

Back Office: Is the area in charge of conducting the operating aspects of the treasury, such as closing, recording, and final authorisation of operations.

On the other hand, the Corporation has an on-line limits module that allows controlling risk exposures by counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the limit modules of the different transactional systems: MEC and Set-Fx.

Due to the consolidation of risk controls, the treasury business is at present more stable, and there is a lower risk of potential losses due to market, credit, and liquidity risks associated thereto, and a greater opportunity of reacting before adverse events.

On the other hand, in compliance with the provisions of the Superintendence of Finance of Colombia and applying good Corporate Government practices, Corficolombiana has an internal control system approved by the Board of Directors that allows the entity to carry its operations in a controlled manner and to reach its corporate goals.

General principles that inspire these guidelines are contained in the Code of Ethics and Conduct that includes behaviour guidelines expressly indicated by the Board of Directors with respect to the commitment expected from all employees with the internal control system, ethics in business, interest conflicts and handling of privileged information, among others.

In order to reinforce the internal control system and avoid market undue behaviours, the Corporation carries out annual training sessions with the purpose of divulging and reinforcing institutional guidelines on this issue, and making evaluations that allow Corficolombiana to determine the effectiveness of these principles, presenting the top management a summary of the results, in order to adopt the necessary improvements to reinforce the prevention and control system.

(32) Legal controls

As of December 31 and June 30, 2008 the Corporation complied with each of its legal obligations and duties with respect to, among other things, own position, capital investments, technical equity, cash reserve, and in general, with all instructions given by vigilance and control entities as well as the legislative bodies

(33) Asset Laundering Risk

Asset laundering risk and financing of terrorism are understood as the possibility of economic loss or harm to the good name the Corporation could suffer should it be used directly or through its operations as an instrument for asset laundering or for canalising resources for terrorist actions or when the intention is to hide assets coming from said activities through the entity.

By virtue of the foregoing and being conscious of its compromise to fight against criminal organisations, the Corporation has adopted the necessary mechanisms to avoid the occurrence of these events that may negatively affect its results and its business. This is why Corporación Financiera Colombiana has an Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, integrated by stages and elements that contain policies, procedures and methodologies for the identification, evaluation, control and monitoring of these risks and also knowledge of customers and their operations with the Corporation, market segments served, transaction monitoring, personnel training and co-operation with the authorities. This system is contained in the SARLAFT Manual approved by the Board of Directors and is administered by the Compliance Official who is responsible for constantly prevention mechanisms in order to establish their effectiveness and compliance by all the employees of the Corporation.

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The SARLAFT was established by the Superintendence of Finance of Colombia by means of External Circular Letter 22 of April 19, 2007, and its modifications to External Circular Letters 61 of December, 2007 and June 26, 2008. By virtue of these modifications, the Corporation transformed the Integral System for Prevention of Asset Laundering SIPLA in the Asset Laundering and Financing of Terrorism Risk Administration System- SARLAFT, (Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT); therefore, the Board of Directors by recommendation of the management and the Compliance Official, approved in the second half of 2007 the corresponding up-dates to the SARLAFT Manual.

The Compliance Official and his/her substitute are in charge of the supervision of controls to prevent these risks; Management and the Board of Directors also supervise through the reports presented by the Compliance Official. Additionally the Comptroller and Fiscal Auditor Offices make evaluations to verify is internal controls established are efficient to prevent the risk.

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Profit Distribution Project July - December 2008

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CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
DECEMBER 31, 2008

Profit before taxes			$	130,598,985,631.65
Minus: taxes provision			$	3,132,912,000.00
Profit of the fiscal period after taxes			$	127,466,073,631.65
Liberate reserve future distributions (Taxable) :			$	133,449,311,316.54
Profit at the disposal of the Assembly :			$	260,915,384,948.19
Reserve on investments valuation Dec 2336 /95	$	156,834,559.00		
Reserve for future distributions	$	150,759,032,862.35		
Dividend in cash of $528 per share on the 159.420.858 ordinary shares and the 10.741.134 preferential shares subscribed and paid as of December 31, 2008. This dividend shall be paid in six monthly instalments, within the first five days of each month from April 2009.		$89,845,531,776.00		
Dividend in shares of $118.44 per share on the 159.420.858 ordinary shares and $118.44 per each share on the 10.741.134 preferential shares subscribed and paid as of December 31, 2008. This dividend shall be paid in shares, at 1 share per each 110.581901199 ordinary shares and 1 share with preferential dividend and with no right to vote per each 110.581901199 preferential shares, subscribed and paid as of December 31, 2008. Payment for the shares shall be made on April 1st, 2009 to whom is a shareholder when payment is due in conformity with in force regulations. To this end, a total of 1.538.787 new shares shall be issued, 1.441.654 ordinary shares and 97.133 preferential shares. Unit value of the shares to be delivered shall correspond to the average weighted price of ordinary shares negotiated in the stock exchange in the week of January 19 to 23, 2009, $13.097,32 (1), of which $10 shall be recorded in the capital account and $13.087.32 in the legal reserve account for bonus in stock placement.	$	20,153,985,750.84		
EQUAL AMOUNTS	**$**	**260,915,384,948.19**	**$**	**260,915,384,948.19**

(1) The daily average price of the share was taken from the INFOVAL report

NOTE: Stockholders shall accept that payment in stock on the dividend to be distributed in stock. Stockholders who accept payment of this part of the dividend in shares (NOT TAXABLE), shall so inform in writing to the following address: carrera 13 No. 26-45 piso 8 of Bogota city, Office of the Secretary General of the company, at the latest on March 16, 2009, until 5:00 p.m, together with the (Fiscal Only Record) and the statement whether the stockholder is obliged or not to present the income tax return. Should the stockholder be silent, this part of the dividend shall be paid in cash (TAXABLE).

Stockholders who decide to accept payment of the dividend in shares, must take into account that fractions of shares shall be paid in cash (TAXABLE) charged to the reserve for future distributions. New shares delivered as product of profit distribution, shall not have the right to receive payment of the dividend in cash on profits of the July-December 2008 period.

Stockholders that are entities controlled by the Superintendence of Finance may accept payment in stock, understanding that receipt of stock that may increase their present participation in capital subscribed and paid of the Corporation, shall be conditioned to the authorisation of the controlling entity, that shall be requested and obtained by each stockholder, when according with legal provisions in force the aforementioned authorisation is required.

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FINANCIAL INDICATORS

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ANALYSIS OF FINANCIAL INDICATORS

1. Asset Quality Indicators

Bearing in mind that the Corporation has no intermediary operation, indicators analysed hereunder are basically related to goods received in payment and we see they present good behaviour as they continue to decrease, they represent a low percentage of total assets and they maintain an adequate coverage level.

2. Solvency Indicator

The level required by the Superintendence of Finance establishes that the Technical Patrimony of financial intermediaries shall as a minimum correspond to 9% of the value of the weighted assets by their level risk. The Corporation complies with established limits recording as of December 31st, 2008 a solvency indicator of 51.89%.

3. Profitability and Efficiency Indicators

For the second semester of 2008, asset profitability was 6.53% and patrimony profitability was 12.12%, reflecting good results of the Entity.

The gross financial margin was 7.43%.

With respect to the indicator that relates administrative expenses with average assets it is of 1.93% as of December 2008. This reflects the Corporation's effort with respect to its expense policy in order to lower this indicator.

4. Annual growth measures

During 2008 deposits presented an increase of 9.31% reflecting the stability of the funding structure of the entity.

In the same period, equity increased in 8.92%, where the valorisation account made the biggest contribution.

The investments item presented as of December 2008 an increase of 1.01%. The Corporation continued with the policy of rotating the variable income portfolio along the year looking for a greater profitability for its most important asset.

During 2008 Corporación Financiera Colombiana received AAA rating for its long term debt, a rating granted by Duff and Phelps in June, and by BRC Investor Services in November. AAA rating is the highest rating for a long term debt, meaning that credit quality of the company is very high and that risk factors are nearly inexistent. Additionally, for the short term debt, the Corporation received DP1+ and BRC1+ ratings.

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	Dec-06	Jun-07	Dec-07	Jun-08	Dec-08
Balance					
Total Assets	3,241,965	3,112,424	3,400,097	3,469,099	3,430,914
Net Total Portfolio	38,081	89	-	-	-
Total Investments	2,391,671	2,416,534	2,679,552	2,678,410	2,706,713
Total Portfolio Provisions	9,307	2	-	-	-
Total Deposits	1,002,003	867,503	965,148	1,045,852	1,055,009
Total Equity	1,552,251	1,511,049	1,793,219	1,894,640	1,953,101
Averages year elapsed					
Assets	3,996,921	2,988,379	3,007,241	3,426,461	3,444,663
Gross Portfolio	890,139	39,669	21,381	-	-
Equity	1,509,022	1,509,551	1,542,187	1,820,546	1,855,265
Status of Results					
Income Interests	89,043	45,032	51,486	8,604	20,453
Expenses Interests	154,005	51,729	113,198	75,797	169,010
Interest Net Margin	**(64,962)**	**(6,697)**	**(61,711)**	**(67,192)**	**(148,557)**
Net Income different to Interests	**829,207**	**124,449**	**272,416**	**171,884**	**404,510**
Investments valuation	47,042	(14,127)	(2,946)	13,757	34,260
Profit or Loss sale, Investment Dividends	679,171	99,103	195,033	140,619	321,142
Financial services	29,559	5,258	13,800	2,428	4,153
Profit or Loss sale, Portfolio	11,334	-	-	-	-
Net Foreign currency	(9,115)	(25,247)	(11,000)	(15,014)	12,157
Derivatives Net	71,217	59,462	77,529	30,094	32,798
Other	-	-	-	-	-
Gross Financial Margin	**764,245**	**117,752**	**210,705**	**104,691**	**255,953**
Administrative Expenses	(83,370)	(35,639)	(69,886)	(38,385)	(66,395)
Operating margin before provisions and dep. and amort.	**680,874**	**82,113**	**140,819**	**66,307**	**189,558**
Net Provisions	13,618	7,091	35,033	10,954	17,010
Operating Margin before dep.and amort.	**694,492**	**89,204**	**175,852**	**77,261**	**206,567**
Depreciations and Amortisations	(8,415)	(3,209)	(5,389)	(2,601)	(5,333)
Other Non Operating Income and Expenses	11,812	24,308	45,679	27,102	31,126
Income Tax	(25,065)	(5,040)	(10,480)	(4,450)	(7,583)
Net Profit or Loss	**672,825**	**105,263**	**205,662**	**97,312**	**224,778**

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CORPORACION FINANCIERA COLOMBIANA S.A.

	Dec-06	Jun-07	Dec-07	Jun-08	Dec-08
Asset Quality Indicators					
Gross Portfolio	47,388	91	-	-	-
Unproductive Portfolio (CDE)	-	-	-	-	-
Due Portfolio	-	-	-	-	-
Total Gross Goods received in payment	54,126	36,479	30,892	26,077	25,719
Total Goods received in payment Provisions	(42,538)	(29,027)	(24,688)	(20,846)	(20,265)
Total Productive Assets by rating	2,833,470	2,675,234	2,722,673	2,636,010	2,350,462
Total Liabilities with cost	1,558,593	1,512,823	1,509,765	1,481,275	1,405,653
Total Unproductive Assets by rating	169,930	89,968	63,404	89,282	55,366
Gross Portfolio / Assets	1.46%	0.00%	0.00%	0.00%	0.00%
In force portfolio / Gross Portfolio	100.00%	100.00%	0.00%	0.00%	0.00%
Due Portfolio / Gross Portfolio	0.00%	0.00%	0.00%	0.00%	0.00%
Rated Portfolio CDE / Gross Portfolio	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions / Gross portfolio	19.64%	2.00%	0.00%	0.00%	0.00%
Provisions / Due Portfolio	0.00%	0.00%	0.00%	0.00%	0.00%
Provisions CDE / CDE Rated Portfolio	0.00%	0.00%	0.00%	0.00%	0.00%
Productive Assets by rating / Liabilities with cost	181.80%	176.84%	180.34%	177.96%	167.21%
Unproductive Assets by rating / Assets	5.24%	2.89%	1.86%	2.57%	1.61%
Unproductive Assets by rating / Equity	10.95%	5.95%	3.54%	4.71%	2.83%
Net BRP of provision / Total Assets	0.36%	0.24%	0.18%	0.15%	0.16%
Solvency Indicators					
Equity/Assets	47.88%	48.55%	52.74%	54.61%	56.93%
Solvency with VaR	24.32%	48.64%	51.11%	48.77%	51.89%
Liquidity Indicators					
Net Portfolio/Assets	1.17%	0.00%	0.00%	0.00%	0.00%
Net Portfolio/Deposits	3.80%	0.01%	0.00%	0.00%	0.00%
Profitability and Efficiency					
Patrimonial Loss (Equity/Social Capital+ Guaranty Capital)	1,008	914	1,084	1,126	1,148
Annualised ROA (Profit/Average Assets year elapsed)	16.83%	7.17%	6.84%	5.76%	6.53%
Annualised ROE(Profit/Average Equity year elapsed)	44.59%	14.43%	13.34%	10.98%	12.12%
Average Assets / Financial Income	2.66	6.05	3.83	3.74	1.72
Assets / Equity	2.09	2.06	1.90	1.83	1.76
Gross Financial Margin / Average Assets years elapsed	19.12%	3.94%	7.01%	3.06%	7.43%
Administrative Expenses / Gross Financial Margin	10.91%	30.27%	33.17%	36.66%	25.94%
Administrative Expenses / Average Assets	2.09%	2.40%	2.32%	2.25%	1.93%
Placements Average Yield	8.31%	289.13%	289.13%	0.00%	0.00%
Expenses Interest / Annualised Productive Assets by rating	5.44%	1.93%	4.16%	2.88%	7.19%
Annual Growth Measures					
Total Assets	-34.81%	-4.00%	4.88%	11.46%	0.91%
Total Net Portfolio	-97.83%	-99.77%	-100.00%	-100.00%	N.A.
Total Investments	-10.06%	1.04%	12.04%	10.84%	1.01%
Total Portfolio Provisions	-93.09%	-99.98%	-100.00%	-100.00%	N.A.
Total Deposits	-51.93%	-13.42%	-3.68%	20.56%	9.31%
Total Equity	2.17%	-2.65%	15.52%	25.39%	8.92%
L.T Rating	AA+	AA+	AA+	AAA	AAA
S.T. Rating	DP1+	DP1+	DP1+	DP1+	DP1+ / BRC1

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